As filed with the Securities and Exchange Commission on July 20, 2007

Registration No. 333-______

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
IXI MOBILE, INC.
(Exact name of registrant as specified in its charter)

Delaware	000-51259	20-2374143
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

275 Shoreline Drive, Suite 505
Redwood City, California 94065
(650) 551-0600
(Address, including zip code, and telephone number, including area code, of each registrant’s principal executive offices)

Amit Haller
President and Chief Executive Officer
275 Shoreline Drive, Suite 505
Redwood City, California 94065
(650) 551-0600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David Alan Miller, Esq.
Graubard Miller
The Chrysler Building
405 Lexington Avenue
New York, New York 10174
Telephone: (212) 818-8800
Fax: (212) 818-8881

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amounts to Be Registered (1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Shares of common stock, par value $.0001 per share(3)	6,553,732	$5.05	$33,096,346.60	$1,016.06

Shares of common stock(4)	1,400,000	$5.05	$7,070,000.00	$217.05

Shares of common stock issuable upon conversion of debt(5)	5,818,181	$5.05	$29,381,814.05	$902.02

Warrants issuable to debt holders(6)	1,000,000	$0.91	$910,000.00	$27.94

Shares of common stock underlying warrants issuable to debt holders to the extent such warrants are exercised by the holders (6)	1,000,000	$5.05	$5,050,000.00	$155.04

Shares of common stock underlying warrants issuable to debt holders to the extent such warrants are subsequently transferred prior to exercise (6)	1,000,000	—	—	(7)

Shares of common stock issued to third parties(8)	166,000	$5.05	$838,300.00	$25.74

Warrants held by third parties(8)	100,000	$0.91	$91,000.00	$2.80

Shares of common stock underlying warrants held by third parties to the extent such warrants are exercised by the holders(8)	100,000	$5.05	$505,000.00	$15.51

Shares of common stock underlying warrants held by third parties to the extent such warrants are subsequently transferred prior to exercise(8)	100,000	—	—	(9)

Shares of common stock(10)	9,000,000	$5.05	$45,450,000.00	$1,395.32

Shares of common stock(10)	1,500,000	$5.05	$7,575,000.00	$232.56

Total				$3,990.04

(1)
Pursuant to Rule 415 of the Securities Act of 1933, as amended, or the Securities Act, this registration statement also registers such additional shares of common stock of the Registrant as may hereafter be offered or issued to prevent dilution resulting from stock splits, stock dividends, recapitalizations or other capital adjustments.

(2)
Based upon the last sale price of the common stock and warrants, as reported on the OTC Bulletin Board on July 17, 2007, in accordance with Rule 457(c) promulgated under the Securities Act of 1933, as amended.

(3)
Represents shares of common stock issued in connection with the consummation of the Agreement and Plan of Merger, dated February 28, 2006 (“Merger Agreement”), among the Registrant, ITAC Acquisition Subsidiary Corp., the Registrant’s wholly owned subsidiary, and IXI Mobile (USA), Inc. (“IXI”).

(4)
Represents shares of common stock issued to (i) Southpoint Master Fund LP (“Southpoint”) in consideration for acting as a bridge lender to IXI and (ii) Landa Ventures, Ltd. (“Landa”) and certain investment funds controlled by the Gemini Israel Funds (the “Gemini Funds”), in consideration for guaranteeing IXI’s credit facility with Bank Leumi Le’Israel Ltd.

(5)	Represents shares of common stock issuable to Southpoint, Landa and the Gemini Funds upon conversion of the outstanding debt of IXI held by such parties.

(6)	Represents warrants and shares of common stock issuable upon exercise of warrants issuable to Southpoint, Landa and the Gemini Funds if such parties convert 50% or more of their debt.

(7)	The filing fee is included in the filing fee for the shares referred to in footnote 5 above.

(8)
Represents shares of common stock issued to EarlyBirdCapital, Inc., Maxim Group, LLC, Clal Financing Underwriting Ltd. and Meitav Underwriting for providing financial and advisory services to the Registrant and IXI.

(9)	The filing fee is included in the filing fee for the shares referred to in footnote 7 above.

(10)	Represents warrants and shares of common stock underlying warrants issued to EarlyBirdCapital, Inc. and Maxim Group, LLC for providing financial and advisory services to the Registrant and IXI.

(11)	Represents shares of common stock issuable to the former stockholders of IXI if certain targets are met pursuant to the Merger Agreement.

(12)	Represents shares of common stock issuable to the initial stockholders of the Registrant issued prior to its initial public offering.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated July 20, 2007

25,537,913 Shares of Common Stock
and
1,100,000 Warrants

IXI MOBILE, INC.
Common Stock
par value $0.0001 per share

This prospectus relates to the resale of:

•	6,553,732 shares of common stock of IXI Mobile, Inc., issued to the former stockholders of IXI Mobile (USA), Inc. (“IXI”) in connection with our merger with IXI;

•
1,400,000 shares of common stock issued to Southpoint Master Fund LP in consideration for acting as a bridge lender to IXI and Landa Ventures, Ltd. and certain investment funds controlled by the Gemini Israel Funds (the “Gemini Funds”), in consideration for guaranteeing IXI’s credit facility with Bank Leumi Le’Israel Ltd.;

•
up to an aggregate of 5,818,181 shares of common stock issuable to Southpoint, Landa and the Gemini Funds upon conversion of the outstanding principal and accrued interest on the debt of IXI held by such parties;

•
1,000,000 warrants and 1,000,000 shares of common stock issuable upon exercise of warrants to be issued to Southpoint, Landa and the Gemini Funds if such entities convert 50% or more of their outstanding debt;

•	166,000 shares of common stock held by EarlyBirdCapital, Inc., Maxim Group, LLC, Clal Financing Underwriting Ltd. and Meitav Underwriting for providing financial and advisory services to us and IXI;

•	100,000 warrants and 100,000 shares of common stock issuable upon exercise of warrants held by EarlyBirdCapital, Inc. and Maxim Group, LLC for providing financial and advisory services to us and IXI;

•	up to an aggregate of 9,000,000 shares of common stock issuable to the former stockholders of IXI if certain targets are met; and

•	1,500,000 shares of common stock held by Israel Frieder, our co-chairman of the board, and each of Glen Shear, Dael Schnider and Victor Halpert, our former officers and directors.

The selling securityholders identified in this prospectus (which term as used herein includes its pledgees, donees, transferees or other successors-in-interest) may offer the shares and warrants from time to time as they may determine through public or private transactions or through other means described in the section entitled “Plan of Distribution” beginning on page 72.

We will not receive any of the proceeds from the sale of these shares and warrants by the selling securityholders.  However, in the event that the $28.0 million aggregate principal amount of outstanding debt that may be converted into certain of the shares being registered by this prospectus as described above, is converted, we will immediately retire, without the payment of additional consideration, the said $28.0 million aggregate principal debt amount.  Furthermore, we may receive approximately $5.5 million paid by certain of the selling securityholders upon exercise of their warrants being registered by this prospectus.

Our common stock, warrants and units trade on the Over-the-Counter Bulletin Board under the symbols “IXMO,” “IXMOW” and “IXMOU,” respectively. The last reported sale price of our common stock on July 17, 2007 was $5.05 per share.

Investing in our common stock involves significant risks. See “Risk Factors” beginning on page 8 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy of accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated ______ ___, 2007

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	4
THE OFFERING	6
SUMMMARY FINANCIAL AND OTHER DATA	7
RISK FACTORS	8
USE OF PROCEEDS	19
INFORMATION REGARDING FORWARD-LOOKING STATEMENTS	19
DIVIDEND POLICY	19
CAPITALIZATION	20
SELECTED FINANCIAL AND OTHER DATA	21
MANAGEM1ENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONAND RESULTS OF OPERATIONS	23
BUSINESS	44
MANAGEMENT	55
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	64
PRINCIPAL STOCKHOLDERS	67
SELLING SECURITYHOLDERS	69
PLAN OF DISTRIBUTION	72
DESCRIPTION OF OUR COMMON STOCK AND OTHER SECURITIES	73
LEGAL MATTERS	74
EXPERTS	74
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	75

“Ogo” and the IXI logo are our trademarks. Other service marks, trademarks, and trade names referred to in this prospectus are the property of their respective owners. As indicated in this prospectus, we have included market data and industry forecasts that were obtained from industry publications.

PROSPECTUS SUMMARY

This summary highlights key information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. It may not contain all of the information that is important to you. You should read the entire prospectus, including “Risk Factors,” our consolidated financial statements and the related notes thereto and condensed consolidated financial statements and the related notes thereto, and the other documents to which this prospectus refers, before making an investment decision. In this prospectus, the terms the “Company,” “we,” “our” and “us” refer to IXI Mobile, Inc. and its subsidiaries.

Our Company

We are a holding company operating through our wholly owned subsidiary, IXI Mobile (USA), Inc. (“IXI”). IXI provides solutions that bring innovative, data-centric mobile devices and hosted services to the mass market. We offer an end-to-end mobile solution, including devices and hosted services, to mobile operators, mobile virtual network operators (“MVNOs”), and Internet service providers (“ISPs”) in a number of international markets. Our Ogo™ devices are designed to improve the mobile user experience and increase mobile data usage by offering access to popular applications and services, including e-mail, instant messaging (“IM”), short messaging service (“SMS”), headlines and other web information through Really Simple Syndication technology (“RSS”), mobile voice, Web browsing and games at relatively low end-user prices. Our hosted services (such as email and IM gateways) allow our customers to efficiently deliver applications that require intermediation between the server and the device. These hosted services in combination with the Ogo devices present potential customers with a complete end-to-end solution which limits the amount of infrastructure investment and other roll-out costs.

Our common stock, warrants and units are quoted on the OTCBB under the symbols IXMO, IXMOW and IXMOU, respectively. Our units commenced public trading on July 14, 2005 and our common stock and warrants commenced separate public trading on September 12, 2005. The closing price for each share of our common stock, warrant and unit on July 17, 2007, was $5.05, $0.91 and $6.99, respectively.

Recent Events

Merger

We were originally formed as a blank check company to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an unidentified operating business that has manufacturing operations or research and development facilities located in Israel. On July 19, 2005, we closed our initial public offering of 6,000,000 units, with each unit consisting of one share of our common stock and two warrants, each to purchase one share of our common stock at an exercise price of $5.00 per share. On August 5, 2005, we consummated the closing of an additional 318,000 units which were subject to the over-allotment option. Prior to our initial public offering, we had issued 1,500,000 shares of common stock to four of our officers and directors.

On June 6, 2007, pursuant to an Agreement and Plan of Merger, dated February 28, 2006, as amended, we completed our merger with IXI. Pursuant to the merger, the former stockholders of IXI were issued an aggregate of 6,553,732 shares of our common stock. The former holders of IXI equity interests will also receive, or have the right to acquire, a pro rata portion of up to an additional 9,000,000 shares of our common stock, contingent upon our meeting certain specified targets.

In order to satisfy IXI’s working capital requirements prior to the consummation of the merger, IXI entered into a bridge loan agreement with Southpoint under which IXI received gross proceeds of $20.0 million. Also, Landa and the Gemini Funds guaranteed, and may assume, $8,000,000 of IXI’s indebtedness outstanding pursuant to IXI’s existing bank credit facility with Bank Leumi Le’Israel Ltd. In consideration of these entities providing such bridge financing, we issued to them an aggregate of 1,400,000 shares of common stock. The principal and accrued interest on the debt is convertible at the option of the holder into shares of our common stock at a price of $5.50 per share at any time until June 6, 2008. If such parties converted the entire amount of their debt, they would receive an aggregate of up to 5,818,181 shares of common stock. Additionally, if they convert at least 50% of their debt, we have agreed to issue to them warrants to purchase an aggregate of 1,000,000 shares of common stock at an exercise price of $5.00 per share (which warrants are identical to our public warrants).

We also issued an aggregate of 166,000 shares of our common stock and warrants to purchase an aggregate of 100,000 shares of our common stock (which warrants are identical to our public warrants) to various third parties in accordance with prior contractual commitments for their providing financial and advisory services to us and IXI.

Pursuant to the various contractual obligations, we agreed to file a registration statement with the Securities and Exchange Commission covering the resale of the foregoing shares of our common stock.

Corporate Information

We were incorporated in Delaware on February 22, 2005 under the name Israel Technology Acquisition Corp. We changed our name to IXI Mobile, Inc. in connection with our merger with IXI. IXI was originally incorporated in Delaware on July 5, 2000 under the name Ovdat, Inc. IXI subsequently changed its name to IXI Mobile, Inc. and thereafter changed its name to IXI Mobile (USA), Inc. in connection with its merger with us. Our executive offices are located at 275 Shoreline Drive, Suite 505, Redwood City, California 94065 and our telephone number at that location is (650) 551-0600. We also maintain research and development facilities and administrative offices in Israel and research and development facilities in Romania and have regional sales offices in various other countries. Our website can be accessed at www.ixi.com. Information contained in our website does not constitute part of this prospectus.

Risks Affecting Us

In evaluating the resale of the shares of our common stock, you should carefully read this registration statement and especially consider the factors discussed in the section titled “Risk Factors.”

THE OFFERING

Common stock outstanding prior to the offering	15,937,732

Common stock to be outstanding after this offering	31,855,913(1)

Total proceeds raised by offering
We will not receive any of the proceeds from the sale of these shares and warrants by the selling securityholders.  However, in the event that the $28.0 million aggregate principal amount of outstanding debt that may be converted into certain of the shares being registered by this prospectus as described above, is converted, we will immediately retire, without the payment of additional consideration, the said $28.0 million aggregate principal debt amount.  Furthermore, we may receive approximately $5.5 million paid by certain of the selling securityholders upon exercise of their warrants being registered by this prospectus.

Use of proceeds	We will not receive any proceeds.
OTCBB symbols
Units	IXMOU

Common Stock	IXMO

Warrants	IXMOW

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of risk factors you should carefully consider before deciding to invest in our common stock.

(1)
Assumes the issuance and/or subsequent exercise of (i) 5,818,181 shares of common stock to Southpoint, Landa and the Gemini Funds upon conversion of their outstanding principal and accrued interest of debt, (ii) 1,000,000 shares of common stock upon exercise of warrants to be issued to Southpoint, Landa and the Gemini Funds if such entities convert 50% or more of their outstanding debt, (iii) 100,000 shares of common stock upon exercise of warrants held by EarlyBirdCapital, Inc. and Maxim Group, LLC and (iv) 9,000,000 shares of common stock to the former stockholders of IXI if certain targets are met.

SUMMMARY FINANCIAL AND OTHER DATA

Statements of Operations Data:

(U.S. dollars in thousands, except per share data)

	Three Months Ended March 31,		Year Ended December 31,
	2007	2006	2006	2005	2004
	Unaudited
Revenues	$3,123	$1,739	$12,929	$7,967	$872
Total operating expenses	8,920	6,029	34,099	18,672	13,991
Gain from terminating agreement with Cingular Wireless Services Inc.			—	11,695	—
Operating income (loss)	(5,797)	(4,290)	(21,170)	990	(13,119)
Financial expenses, net	(897)	(183)	(2,530)	(1,334)	(1,014)
Loss from continuing operations	(6,694)	(4,460)	(23,687)	(344)	(14,133)
Income (loss) from discontinued operations	(28)	(26)	1,035	(11,630)	(10,788)
Net loss	(6,722)	(4,486)	$(22,652)	$(11,974)	$(24,921)
Basic and diluted net earnings (loss) per share:
From continuing operations	(2.00)	(1.16)	$(5.95)	$(1.03)	$(17.83)
From discontinued operations	(0.01)	(0.01)	$0.23	$(6.10)	$(13.39)
Basic net earnings (loss) per share	(2.01)	(1.17)	$(5.72)	$(7.13)	$(31.22)

Balance Sheets Data:

	As of March 31, 2007	As of December 31,
	Unaudited	2006	2005
Total current assets	$20,780	$24,386	$11,387
Total long-term assets	$3,312	$3,467	$4,318
Total assets	$24,092	$27,853	$15,705

Total current liabilities	$31,649	$29,854	$15,424
Total long-term liabilities and convertible loan	$21,809	$20,721	$789
Convertible loan	—	—	$6,312
Total stockholders’ deficiency	$(29,366)	$(22,722)	$(6,820)
Total liabilities and stockholders’ deficiency	$24,092	$27,853	$15,705

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risk factors described below as well as the other information contained in this prospectus before buying shares of our common stock. If any of the following risks or uncertainties occurs, our business, financial conditions and operating results could be materially and adversely affected. As a result, the trading price of our common stock could decline and you may lose all or a part of your investment in our common stock.

Risks related to our business

We have a history of losses and may continue to incur losses in future periods, which could reduce investor confidence, cause share prices to decline and raise substantial doubt about our ability to continue as a going concern.

We have incurred operating losses since inception, had net losses of approximately $22.7 million and $12 million in 2006 and 2005, respectively, and had an accumulated deficit of approximately $91.3 million as of December 31, 2006. We also have had negative cash flows from operating activities. As of March 31, 2007, we had a stockholders’ deficiency of approximately $29.4 million and working capital deficiency of approximately $10.9 million. These conditions raise substantial doubt about our ability to continue as a going concern if we are unsuccessful in obtaining an adequate level of financing needed for current operations and long term development.

We expect to continue to increase our sales and marketing expenses, research and development expenses, cost of revenues expenses and general and administrative expenses as our business expands, and we cannot be certain that our revenues will grow at the same pace, if at all. Our losses could increase in future periods, which could cause share prices to decline, and we cannot assure you that we will ever reach profitability or will have positive cash flows from operating activities.

We face intense competition and our results of operations will be adversely affected if we fail to compete successfully.

We are engaged in a dynamic and evolving industry that is highly competitive. In addition to products such as Danger, Inc.’s Sidekick product, which competes directly with our Ogo products, other products provide alternative solutions for wireless messaging through e-mail, IM, SMS, multimedia messaging services (MMS) and other formats, through a wide variety of devices manufactured and marketed by some of the largest companies in the consumer electronics and telecommunications industries, including Research in Motion Limited’s BlackBerry products, Palm, Inc.’s Treo products, and smart phones manufactured by most of the main manufacturers of cellular phones. Most of our competitors have greater name recognition, larger customer bases and significantly greater financial, technical, marketing, public relations, sales, distribution and other resources. There can be no assurance that our products will achieve market acceptance or that we will be able to compete effectively with such companies. We expect that additional competition will develop, both from existing players in the wireless data communications industry and from new entrants as demand for wireless access products and services expands and as the market for these products and services becomes more established. Competition could result in price reductions, fewer customer orders and reduced gross margin. We may be unsuccessful in our attempts to compete with them, and competitive pressures may harm our business. In addition, increased competition could cause our sales cycle to lengthen as potential new customers take more time to evaluate competing technologies or delay their purchasing decisions in order to determine which technologies are able to develop mass appeal.

We may not be successful in managing rapid growth of our business.

Our business plan and our anticipated increased product sales will require us to improve our financial and management controls, reporting systems and procedures. In addition, we will be required to hire, train and manage additional employees and increase production capacity. If we are unable to hire the skilled employees needed or increase our production capacity in a timely manner, we might be unable to fulfill the orders for our products or meet our business plans. We cannot assure you that we will be able to effectively manage such growth.

We are dependent on a small number of customers. The loss of a significant customer could harm our financial performance.

We currently sell our Ogo products to a limited number of mobile operators and service providers, upon whom we are dependent for nearly all of our sales, both in terms of numbers of units sold and the aggregate dollar values of our sales. For the fiscal year ended December 31, 2006, Swisscom Mobile, the leading mobile operator in Switzerland, accounted for approximately 45% of our revenues from product sales, 1&1, one of the largest European ISPs, accounted for approximately 46% of our revenues from product sales, and e-kolay.net, a leading ISP in Turkey, accounted for 7% of our revenues from product sales. In 2005, our only significant customer, AT&T Wireless (now Cingular Wireless), in connection with its merger with Cingular, terminated its relationship with us. Prior to such termination, Cingular Wireless accounted for 85% and 60% of our sales for 2005 and 2004, respectively. We anticipate that we will continue to be reliant on a small number of customers during 2007. If any significant customer discontinues its relationship with us for any reason, or reduces or postpones current or expected purchase commitments for our products, our business prospects, operating results and financial condition could be materially adversely affected.

We may not be successful in keeping pace with the rapid technological changes that characterize our industry.

The wireless data communications industry is an emerging industry that is characterized by rapid technological change and frequent new product introductions. Accordingly, our future success depends upon our ability to enhance current products and develop and introduce new products offering enhanced performance and functionality at competitive prices. Our inability, for technological or other reasons, to forecast market trends, or to enhance, develop and introduce products in a timely manner in response to changing market conditions and trends or customer requirements, could have a material adverse effect on our results of operations or could result in our products becoming obsolete. Our ability to compete successfully will depend in large measure on our ability to maintain a technically competent research and development staff and to adapt to technological changes and advances in the industry, including providing for the continued compatibility of our products with evolving industry standards and protocols and competitive network operating environments.

Our competitors, including many new market entrants, may implement new technologies before we do. In addition, our competitors may deliver new products and solutions earlier, or provide more attractively priced, enhanced or better quality products and solutions than we do.

We are dependent on certain suppliers and service providers and a single third-party manufacturer. Any interruption in our relationships with these parties could adversely affect our business.

Our Ogo products are currently manufactured for us by a single manufacturer, Chi Mei Communication Systems, Inc. of Taiwan, or Chi Mei, which produces the Ogo in its facilities in China. We do not have a supply contract with Chi Mei and Chi Mei is not committed to produce a specified minimum quantity of the Ogo device. Moreover, the Ogo incorporates a modem that is proprietary to Chi Mei. It is possible that Chi Mei would be unable or unwilling to fulfill our orders for Ogo products or unwilling or unable to fill our orders for their proprietary modem. If this were to happen, we would incur delays of several months while preparing to work with another manufacturer, including redesign that would be necessitated by the incorporation of a different modem in the product, and there is no assurance that an alternative manufacturer would be able to produce the Ogo products at the rate and with the quality that we require. In this event, we might be unable to meet the demand for the Ogo and could suffer a material adverse impact on our reputation, business and financial results.

We currently license from third parties certain software used in the manufacture and operation of our products. A supplier could discontinue or restrict licensing software to us with or without penalty. If a supplier discontinued or restricted supplying a component or licensing software, our business may be harmed by the resulting product manufacturing and delivery delays.

We provide hosted Internet services that include gateways and servers hosted in various datacenters. These services are critical for the efficient delivery of certain Ogo applications, including email and instant messaging, as well as value added functions such as over-the-air provisioning and updates. These hosted Internet services are outsourced to a small number of third party service providers. Should any of these service providers encounter financial difficulties, technical problems or other adversities, we could be required to establish hosting relationships with additional service providers, negotiate with other service providers with whom we have an existing relationship or begin providing such services on our own. Any of these alternatives could require a lengthy period of transition, which would cause us to incur considerable expense and could result in our service being unavailable or unreliable for a period of time, which would have a significant adverse effect on our business.

Network disruptions could affect the performance of our services and harm our reputation.

Our service is provided through a combination of the wireless networks of our carrier partners and our network operations center. Our operations rely to a significant degree on the efficient and uninterrupted operation of complex technology systems and networks, which are in some cases integrated with those of third parties. Our hosted technology systems are potentially vulnerable to damage or interruption from a variety of sources including fire, earthquake, power loss, telecommunications or computer systems failure, human error, terrorist acts, war or other events. Although we pursue various measures to manage the risks related to network disruptions, there can be no assurances that these measures will be adequate or that the redundancies built into our systems and network operations will work as planned in the event of a disaster. In addition, as our subscriber base continues to grow, additional strain will be placed on the technology systems and networks, which may increase the risk of a network disruption. Any outage in a network or system, or other unanticipated problem that leads to an interruption or disruption of our service could have a material adverse effect on our operations, sales and operating results. In addition, poor performance in or disruptions of the services that we deliver to our customers could harm our reputation, delay market acceptance of our services and subject us to liabilities.

We may be subject to claims arising from product defects.

Our products are highly complex and sophisticated and, from time to time, may contain design defects that are difficult to detect and correct. We cannot assure you that errors will not be found in new products after commencement of commercial shipments or, if discovered, that we will be able to correct such errors in a timely manner or at all. The occurrence of errors and failures in our products could result in loss of or delay in market acceptance of our products, and correcting such errors and failures in our products could require us to expend significant amounts of capital. Our products are integrated into our customers’ networks and equipment. The sale and support of these products may entail the risk of product liability or warranty claims based on damage to such networks and equipment. In addition, the failure of our products to perform to customer expectations could give rise to warranty claims. The consequences of such errors, failures and claims could have a material adverse effect on our business, results of operations and financial condition.

Our business relies on third-party network infrastructure developers and software platform vendors. Consequently, we are exposed to the risk that these developers will be unable to develop or maintain their network infrastructure or market position.

We rely on wireless network infrastructure developers for access to emerging wireless data protocols. In addition, our business is dependent on the development, deployment and maintenance by third parties of their wireless infrastructure and on their sales of products and services that use our products. Market acceptance of our products may also depend on support from third-party software developers and the marketing efforts of value added resellers, Internet service providers and computer manufacturers and distributors. The loss of, or inability to maintain, any of these relationships, or the failure of such third parties to execute or effectively manage their own business plans, could result in delays or reductions in product shipments, which could have a material adverse effect on our business, operating results and financial condition.

Government regulation of wireless spectrum and radio frequencies may provide opportunities for competitors or limit industry growth.

The allocation of radio frequencies around the world is regulated by government bodies and there is limited spectrum available for use in the delivery of wireless services. If there is insufficient spectrum allocated to the delivery of wireless communications services, our growth and financial performance could be adversely impacted. In addition, deregulation of spectrum may allow new wireless technologies to become viable, which could offer competition to our products and services.

The sale of our products is dependent upon the continued use and expansion of the Internet.

Since browser-based email and web browsing are key features of our products, increased sales of our products and services will depend upon the expansion of the Internet as a leading platform for communication and commerce. Usage of the Internet may be inhibited for a number of reasons. The Internet infrastructure may not be able to support the demands placed on it by continued growth and may lose its viability due to delays in the development or adoption of new equipment, standards and protocols to handle increased levels of Internet activity, security, reliability, cost, ease-of-use, accessibility and quality of service. In addition, concern about the transmission of confidential information over the Internet has been a significant barrier to electronic communications and commerce. Any well-publicized compromise of security could deter more people from using the Internet to transmit confidential information or conduct commercial transactions. The possibility that federal, state, provincial, local or foreign governments may adopt laws or regulations limiting the use of the Internet, or the use of information collected from communications or transactions over the Internet, or may seek to tax Internet commerce, could significantly reduce the use of the Internet. If the Internet does not continue to become a widespread communications medium and commercial marketplace, the demand for our products and services may be materially adversely affected.

To the extent that Ogo units have wireless technology, we are subject to regulation, certification and perceived health risks that could affect our business.

Our products must be approved by the Federal Communications Commission, or the FCC, before they can be used in commercial quantities in the United States. The FCC requires that access devices meet various standards, including safety standards with respect to human exposure to electromagnetic radiation and basic signal leakage. Regulatory requirements in Europe, Israel and other jurisdictions must also be met. Although our products and solutions are designed to meet relevant safety standards and recommendations globally, any perceived risk of adverse health effects of wireless communication devices could materially adversely affect our business through a reduction in sales.

In addition to regulatory approvals, product manufacturers must obtain certification from the networks upon which their products operate. Failure to obtain required regulatory approvals or network certifications for any new products on a timely basis could have a material adverse effect on our business, operating results and financial condition.

The occurrence or perception of a breach to our security measures or an inappropriate disclosure of confidential or personal information could harm our business.

Our service involves the transmission of proprietary and confidential information for customers and provides us with access to confidential or personal information and data. If the security measures that we have implemented are breached or if there is an inappropriate disclosure of confidential or personal information or data, we could be exposed to litigation, possible liability and statutory sanctions. Even if we are not held liable, a security breach or inappropriate disclosure of confidential or personal information and/or data could harm our reputation, and even the perception of security vulnerabilities in our products could lead some customers to purchase competitive products or services. In addition, we may be required to invest additional resources to protect it against damages caused by these actual or perceived disruptions or security breaches in the future.

We depend on our network carrier partners to increase our subscriber base.

We are dependent on our ability to establish and develop new relationships and to build on existing relationships with our network carrier and Internet service provider partners, which we rely on to deliver current and future products and services. There can be no assurances that we will be successful in maintaining or advancing our relationships with network carriers and Internet service providers. If any significant customer discontinues its relationship with us for any reason, or reduces or postpones current or expected purchase commitments for products and services, our business prospects operating results and financial condition could be materially adversely affected.

There also can be no assurance that the network carriers and Internet service providers will act in a manner that will promote the success of our products. Factors that are largely within the control of network carriers and Internet service providers and are important to the success of our products and the growth of our subscriber base include:

•	the quality and coverage area of voice and data services offered by the carriers and Internet service providers;

•	the degree to which carriers and Internet service providers actively promote our products;

•	the extent to which carriers and Internet service providers offer and promote competitive products;

•	the pricing and terms of voice and data plans that carriers will offer for use with our products;

•	sales growth of wireless handhelds, along with the related service, software and other revenues with respect to our wireless email solution;

•	significant numbers of new activations of subscribers, as well as retention of existing ones;

•	the carriers’ interest in testing our products on their networks;

•	network performance and required investments in upgrades;

•	future investments in evolving network technologies, such as 3G network capability, support for new software technologies and support for third party devices; and

•
continued support and distribution of our products and services even though claims of patent infringement involving our products may be filed against our carriers, Internet service providers and licensees as well as against us.

We have limited experience in distributing our products on a commercial scale.

We introduced the Ogo product in September, 2004. Prior to that time, our main focus was on the development of a proprietary software technology platform, and we did not focus on commercializing consumer products. Due to the limited time that we have been marketing the Ogo product and the limited success it has had to date, we do not have significant experience in selling or marketing our products in the scope that will be necessary for them to become a commercial success, nor due to the new and unproven nature of the Ogo brand do we have any significant brand recognition. In addition to our lack of marketing, selling experience and brand recognition, we also lack experience in providing customer support on the consumer level, in responding rapidly and effectively to changes in the market place or new consumer demands, and in managing the logistics involved in mass marketing of a consumer product. Should we fail to manage these activities effectively, we may lose, or fail to gain, market share, which would adversely affect our business prospects, operating results and financial condition.

Our contracts with our IM suppliers require us to pay certain minimum amounts irrespective of the level of our sales.

We are party to contracts with major IM providers which allow us to furnish access to the messaging service to users of Ogo. The contracts with the IM providers require us to pay certain amounts per subscriber, in return for which we are able to furnish the software and have access to the infrastructure that makes it possible for Ogo users to use the instant messaging services. The contracts require us to pay certain minimum amounts per month, or year. It is possible that we will not manage to acquire new subscribers at a rate that matches the minimum subscriber payment, in which case we would be required to pay the IM provider the minimum payment, resulting in a payment per subscriber that is significantly greater than the amount per subscriber that we have projected. This could have a material adverse effect on our financial condition.

We are exposed to currency risk from our operations in various countries.

A substantial portion of our revenues are now, and are may continue to be, realized in Euros. A significant portion of our operating and manufacturing expenses are paid in New Israeli Shekels, U.S. Dollars and New Romanian Lei. Fluctuations in the exchange rate between the Euro, the U.S. Dollar, the New Israeli Shekel and the New Romanian Lei may have a material effect on our results of operations. In particular, we may be adversely affected by a significant weakening of the Euro against the U.S. Dollar, the New Israeli Shekel or the New Romanian Lei. To date, we have not engaged in any hedging transactions but may engage in such transactions in the future to reduce our exposure to currency fluctuations.

Risks Related to Intellectual Property

We may be unable to protect our intellectual property from unauthorized use or infringement by others.

Our success and ability to compete depend in large part upon our ability to protect our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws, and on confidentiality and invention assignment agreements, in order to protect our intellectual property rights.

We have also developed technical knowledge which, although not patented, is considered to be significant in enabling us to compete. However, the proprietary nature of such knowledge may be difficult to protect. We typically enter into agreements with our employees and consultants who are involved in our research and development activities or who have access to any of our confidential information prohibiting these individuals from disclosing any confidential information or trade secrets. We cannot assure you that these agreements will provide meaningful protection of our proprietary information in the event of unauthorized use or disclosure of this information, nor in the event of a competing claim to this technology by a previous employer of any of our employees or consultants. Furthermore, in the absence of patent protection, we may be exposed to competitors who independently develop equivalent technology or gain access to our knowledge.

The application for registration of the “Ogo” trademark in Europe and in the United States for our products has been met with opposition in both jurisdictions. There is no assurance that we will be successful in obtaining a U.S. or EU trademark registration for this name. If we are unable to obtain trademark registrations in the relevant jurisdictions, we may be unable to prevent others from using the mark or similar marks to market similar or competitive products, which could have an adverse effect on our ability to attain consumer recognition of our brand, could expose us to claims from our customers and could harm our business results.

The use of our technology may give rise to claims by third parties of infringement of their intellectual property rights.

Our commercial success depends upon us not infringing intellectual property rights owned by others. The industry in which we compete has many participants that own, or claim to own, intellectual property, including participants who have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by us in our products. Some of these patents may grant very broad protection to the owners of the patents. We cannot determine with certainty whether any existing third-party patents or the issuance of any new third-party patents would require us to alter our technologies, obtain licenses or cease certain activities.

We have received, and may receive in the future, assertions and claims from third parties that our products infringe on their patents or other intellectual property rights. We may be subject to these claims either directly or through indemnities against these claims that we provide to certain carrier partners. Litigation will likely be necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish our proprietary rights. Some of our competitors have, or are affiliated with companies having, substantially greater resources than us, and these competitors may be able to sustain the costs of complex intellectual property infringement litigation to a greater degree and for longer periods of time than we can. Those claims, regardless of whether claims that we are infringing patents or other intellectual property rights have any merit, could:

•	adversely affect our relationships with our customers;

•	be time-consuming to evaluate and defend;

•	result in costly litigation;

•	divert management’s attention and resources;

•	cause product shipment delays or stoppages;

•	subject us to significant liabilities;

•	require us to enter into royalty or licensing agreements; and

•	require us to cease certain activities or to cease selling our products and services in certain markets.

In addition to being liable for potentially substantial damages relating to a patent or other intellectual property infringement action against us or, in certain circumstances, our customers with respect to our products and services, that is not resolved in our favor, we may be prohibited from developing or commercializing certain technologies and products unless we obtain a license from the holder of the patent or other intellectual property rights. There can be no assurance that we will be able to obtain any such license on commercially reasonable terms, or at all. If we do not obtain such a license, our business, operating results and financial condition could be materially adversely affected and we could be required to cease related business operations in some markets and restructure our business to focus on continuing operations in other markets.

We may not be able to obtain patents or other intellectual property protections necessary to secure our proprietary technology.

Our commercial success depends upon our ability to develop new or improved technologies and products, and to successfully obtain patent or other proprietary or statutory protection for these technologies and products in the United States and other countries. We seek to patent concepts, components, protocols and other inventions that are considered to have commercial value or that will likely yield a technological advantage. We own rights to a variety of patented and patent pending technologies relating to wireless communication in the United States and overseas. We continue to devote significant resources to protecting our proprietary technology. However, we may not be able to develop technology that is patentable, patents may not be issued in connection with our pending applications and allowed claims may not be sufficient to protect our technology. Furthermore, any patents issued could be challenged, invalidated or circumvented and may not provide proprietary protection or a competitive advantage.

A number of our competitors and other third parties have been issued patents, and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those that we have made or may make in the future. In addition, the disclosure in our patent applications, particularly in respect of the utility of our claimed inventions, may not be sufficient to meet the statutory requirements for patentability in all cases. As a result, there can be no assurances that our patent applications will result in enforceable patents.

The process of seeking patent protection can be long and expensive, and there can be no assurance that our existing or future patent applications will result in patents being issued, or that our existing patents, or any patents which may be issued as a result of existing or future applications, will provide meaningful protection or commercial advantage to us. Any issued patents may be challenged, invalidated or legally circumvented by third parties. We cannot be certain that our patents will be upheld as valid, proven enforceable, or prevent the development of competitive products. Consequently, competitors could develop, manufacture and sell products that directly compete with our products, which could decrease our sales and diminish our ability to compete. In addition, competitors could purchase one of our systems and attempt to replicate some or all of the competitive advantages we derive from our development efforts, design around our protected technology, or develop their own competitive technologies that fall outside of our intellectual property rights. Further, some countries in which we intend to market Ogo products do not effectively protect our intellectual property rights against theft or infringement by local companies. If our intellectual property is not adequately protected against competitors’ products and methods, our competitive position could be adversely affected, as could our business.

In addition to patents, we rely on, among other things, copyrights, trademarks, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. While we enter into confidentiality and non-disclosure agreements with our employees, consultants, contract manufacturers, customers, potential customers and others to attempt to limit access to and distribution of proprietary and confidential information, it is possible that:

•	some or all of our confidentiality agreements will not be honored;

•	third parties will independently develop equivalent technology or misappropriate our technology and/or designs;

•	disputes will arise with our strategic partners, customers or others concerning the ownership of intellectual property;

•	unauthorized disclosure of source code or our know-how or trade secrets will occur; or

•	contractual provisions may not be enforced in foreign jurisdictions.

There can be no assurance that we will be successful in protecting our proprietary rights.

We have limited financial resources which may be inadequate to meet our future financing needs.

Our business is a capital intensive business and our financial resources are substantially smaller than the financial resources of our principal competitors. If we meet our growth expectations, it may require additional equity or debt financing. Further, if lenders under our existing $28,000,000 bridge financing and credit arrangements do not fully exercise their rights to convert outstanding indebtedness into shares of our common stock, and instead demand repayment in cash, or if our other existing creditors demand payment of their debt, our available working capital may be significantly reduced and there may be a strong likelihood that we will need to obtain additional financing to maintain our working capital requirements. There can be no assurance that we will be able to obtain the additional financial resources required to successfully compete on favorable commercial terms or at all. Failure to obtain such financing could result in the delay or abandonment of some or all of our plans for development and expansion, which could have a material adverse effect on our operating results and financial condition.

We are dependent on certain key personnel.

We are highly dependent on the key members of our executive management team and technical staff, including, in particular, Gideon Barak, our co-chairman of the board, and Amit Haller, our president and chief executive officer. Mr. Barak and Mr. Haller have unique experience and expertise in the fields required to develop our products. We do not currently carry “key man” insurance with respect to any of our employees. We depend on our management’s and technical staff’s experience and deep familiarity with our technology to execute our business strategy. Accordingly, the retention of key members of our executive management team and technical staff is particularly important to our future success. The departure or other loss of any such member of our executive management team or technical staff could harm our ability to effectively market our products.

Our success also will depend in large part on our ability to continue to attract, retain and motivate qualified highly skilled scientific and technical personnel. Competition for certain employees, particularly development engineers, is intense. We may be unable to continue to attract and retain sufficient numbers of highly skilled employees. If we are unable to attract and retain additional qualified and highly skilled employees, our business, financial condition and results of operations may be adversely affected.

Risks Relating to Operations in Israel

Security, political and economic instability in Israel may impede our ability to operate and harm our financial results.

Our research and development facilities and a significant operational and administrative office are located in Israel. Accordingly, security, political and economic conditions in Israel may directly affect our business. Over the past several decades, a number of armed conflicts have occurred between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect adversely our operations. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes between the State of Israel and the Palestinian Authority and other groups in the West Bank and Gaza Strip, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. The execution of Israel’s plan of unilateral disengagement from the Gaza Strip and some parts of the West Bank and Hamas gaining majority of the Palestinian Parliament in the elections held recently in the Palestinian Authority, may affect Israel’s security, foreign relations and the stability of the region. During July 2006, major hostilities broke out between Israel and both Palestinian factions in Gaza and extremist groups in Lebanon, leading to an escalation of the conflict in the area. Increased hostilities, future armed conflicts, political developments in other states in the region, or continued or increased terrorism could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results. For example, as many of our male employees in Israel are obligated to perform annual military reserve duty typically until between 44 and 46 years of age and in some cases up to 54 years of age, any major escalation in hostilities in the region could result in a portion of our employees being required to perform military duty for an extended period of time.

There may be difficulties enforcing a U.S. judgment against us, our executive officers and our directors or in asserting U.S. securities laws claims in Israel or to serve process on our executive officers and directors.

The majority of our executive officers and directors are located outside the United States, and a majority of our assets and the assets of these persons are located outside the United States. Therefore, a judgment obtained against us or any of them in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. Further, if a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency. It also may be difficult for you to assert U.S. securities law claims in original actions instituted in Israel.

The Israeli “Approved Enterprise” tax benefits for which we qualify requires us to meet specific conditions. If we fail to meet these conditions or if the programs are modified or terminated, these tax benefits could be terminated or reduced, which would increase our taxes and lower our net income.

To maintain our qualification as an “Approved Enterprise” under Israeli tax law, we must continue to meet conditions set forth in Israeli law and regulations, including making specified investments in property and equipment and financing a percentage of our investments with share capital. If we fail to comply with these conditions in the future, the benefits we receive could be cancelled or reduced and we could be required to pay increased taxes or refund the amounts of the tax benefits received linked to the Israeli consumer price index plus interest. The Israeli government may terminate these programs or modify the conditions for qualifications at any time. On April 1, 2005, the Israeli Parliament passed an amendment in which it revised the criteria for investments qualified to receive tax benefits. As a result of the amendment, tax-exempt income generated under the provisions of the new law will subject us to taxes upon distribution or liquidation and we may be required to record a deferred tax liability with respect to such tax-exempt income. As of March 31, 2007, we did not generate income under the provision of the Amendment. The new tax regime will apply to new investment programs only and our qualification as an Approved Enterprise will generally not be subject to the provisions of the Amendment.

We got an approval from the Investment Center of the Israeli Ministry of Industry, Trade and Labor to change the business program of our Approved Enterprise and expand the product definition initially approved by the Investment Center.In addition, from time to time, we may submit requests for expansion of our Approved Enterprise programs or for new programs to be designated as Approved Enterprises. These requests might not be approved. The termination or reduction of these tax benefits, or our inability to get approvals for expanded or new programs, could increase our taxes, thereby reducing our profits or increasing our losses. Additionally, as we increase our activities outside of Israel, our increased activities will not be eligible for inclusion in Israeli tax benefit programs. To date, we have suffered losses and have not recorded any taxable income in Israel. Accordingly, we have received no tax benefits to date under the Approved Enterprise tax program, although these benefits will become meaningful if and when we realize taxable income.

The government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. In 2005, we transferred a certain technology outside of Israel and as a result, might be required to refund grants previously received together with interest and penalties, and may be subject to criminal charges.

Our research and development efforts have been financed, in part, through grants from the Israeli Office of the Chief Scientist, or OCS. As of March 31, 2007, we had received approximately $2,758,000 (including $1,863,000 relating to discontinued activities) of these grants. We are required to repay these grants to the OCS plus applicable interest at the LIBOR rate through payments of royalties amounting to 3% of revenues for the first three years from the date of the first repayment and between 4% and 5% of revenues beginning the fourth year from the date of the first repayment until the entire amount is repaid, including interest. In recent years, the government of Israel has accelerated the rate of repayment of OCS grants and may further accelerate them in the future. In addition, if we fail to repay the royalties to the OCS, we may be required to refund any grants previously received together with interest and penalties.

Technology developed with OCS funding is subject to transfer restrictions and any transfer of technology or manufacturing rights generally requires the approval of an OCS committee. Such approvals, if granted, could be subject to the following conditions:

•	the transfer of technology that was developed, in whole or in part, using OCS funding, would be subject to the payment to the OCS of a portion of the consideration we receive for such technology; or

•
the transfer of manufacturing rights outside of Israel could be conditioned upon either (1) payment of increased aggregate royalties, ranging from 120% to 300% of the amount of the grant plus interest, depending on the percentage of foreign manufacture and an increase of the rate of the royalties or (2) a transfer of manufacturing rights into Israel of another product of similar or more advanced technology.

These restrictions may impair our ability to sell our technology assets or to outsource manufacturing outside of Israel and the restrictions continue to apply even after we have repaid the full amount of royalties payable for the grants.

In October 2005, as part of the discontinuation of operations of our operating system (OS) business, and due to our requirement to increase our cash resources, we granted Sasken Communication Technologies Ltd., or Sasken, a company based in India, a non-exclusive license for the use, development and sale of the OS that was developed by us. The license enables Sasken to continue the development of the OS and to market it to our customers and provides that Sasken will own any intellectual property rights with respect to our development of the software. In consideration for the license, Sasken paid to us a license fee in the amount of $1.8 million, net. In addition, Sasken will pay us royalties for each product that is sold by Sasken that contains the OS or any development of it, in whole or in part, up to an aggregate amount of $5.0 million. This transaction was effected without the required approval of the OCS, in breach of the terms of the OCS funding. We have applied to the OCS for retroactive approval of this license. Under a recent amendment to the Law for the Encouragement of Research and Development in the Industry, 1984, the OCS has the discretion to grant this approval, but the regulations governing calculation of the amount to be paid to the OCS in this case have not yet been promulgated. We cannot be sure that the OCS will grant us retroactive approval for the license, or the exact amount which may be required to pay to the OCS if the approval is granted. We believe that we may be required to repay the entire amount of grant and have provided an allowance in our financial statements in the amount of approximately $3.1 million to reflect our estimate of our obligation to the OCS.

Risks Related to Our Securities

We are not listed on a national securities exchange. Thus, it may be more difficult for our stockholders to sell their securities.

Our units, common stock and warrants are currently traded in the over-the-counter market and quoted on the OTCBB. Since our securities are not listed or traded on a national securities exchange, then it may be more difficult for our stockholders to sell their securities.

We may issue shares of our capital stock or debt securities in the future, which would reduce the equity interest of our stockholders and may cause a change in control of our ownership.

Our amended and restated certificate of incorporation which will be in effect at the time of consummation of this offering authorizes the issuance of up to 60,000,000 shares of common stock, par value $.0001 per share, and 1,000,000 shares of preferred stock, par value $.0001 per share. The issuance of additional shares of our common stock or any number of shares of our preferred stock:

•	may significantly reduce the equity interest of investors in this offering;

•	may subordinate the rights of holders of common stock if we issue preferred stock with rights senior to those afforded to our common stock;

•	may cause a change in control if a substantial number of our shares of common stock are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors; and

•	may adversely affect prevailing market prices for our common stock.

Similarly, if we issue debt securities, it could result in:

•	default and foreclosure on our assets if our operating revenues after a business combination are insufficient to repay our debt obligations;

•
acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand; and

•	our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding.

Our securities have a limited trading history, and we expect that the price of our securities will fluctuate substantially.

Our units commenced public trading on July 14, 2005 and our common stock and warrants commenced separate public trading on September 12, 2005. Prior to this time, there was no public market for shares of our common stock. An active public trading market may not develop or, if developed, may not be sustained. The market prices for securities of mobile communication providers and technology companies historically have been highly volatile, and the market has, from time to time, experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. A number of factors may affect the market price of our securities including, but not limited to:

•	regulatory or payer reimbursement developments in the United States or other countries;

•	product liability claims or other litigation;

•	the announcement of new products or product enhancements by us or our competitors;

•	quarterly variations in our or our competitors’ results of operations;

•	changes in earnings estimates or comments by securities analysts;

•	developments in our industry;

•	developments in patent or other proprietary rights;

•	general market conditions; and

•	future sales of common stock by existing stockholders.

Our outstanding warrants may be exercised in the future, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders. This might substantially decrease the market price of the common stock.

Outstanding redeemable warrants to purchase an aggregate of 12,636,000 shares of common stock issued in our initial public offering are exercisable. There are also outstanding those options and warrants which we assumed in connection with the merger. Although we cannot determine at this time which of these options and warrants will ultimately be exercised, it is reasonable to assume that such options and warrants will be exercised only if the exercise price is below the market price of our common stock. In connection with the provision of advisory services to us, certain financial institutions received warrants to purchase up to 100,000 shares of our common stock at an exercise price of $5.00, expiring in 2009. To the extent they are exercised, additional shares of our common stock will be issued that will be eligible for resale in the public market, which will result in dilution to our stockholders. Furthermore, if each of Southpoint or the stockholders guaranteeing the Bank Leumi Le’Israel Ltd. debt facility convert 50% or more of its respective debt facility, they will be entitled to receive warrants to purchase our common stock at an exercise price of $5.00 expiring in 2009, up to a total of 1,000,000 warrants which warrants will be identical to our currently outstanding public warrants. The issuance of additional securities could have an adverse effect on the market price of our securities.

An effective registration statement may not be in place when an investor desires to exercise warrants, thus precluding such investor from being able to exercise his, her or its warrants and causing such warrants to be practically worthless.

No warrant will be exercisable and we will not be obligated to issue shares of common stock unless at the time a holder seeks to exercise such warrant, a prospectus relating to the common stock issuable upon exercise of the warrant is current. Under the terms of the warrant agreement, we have agreed to use our best efforts to meet these conditions and to maintain a current prospectus relating to the common stock issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so. If the prospectus relating to the common stock issuable upon the exercise of the warrants is not current, we will have no obligation to net cash settle or cash settle the warrants, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless or go unredeemed.

An investor will only be able to exercise a warrant if the issuance of common stock upon such exercise has been registered or qualified or is deemed exempt under the securities laws of the state of residence of the holder of the warrants.

No warrants will be exercisable and we will not be obligated to issue shares of common stock unless the common stock issuable upon such exercise has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. If a warrant is held by a holder in a state where an exemption is not available for issuance of common stock upon an exercise, then the holder will be precluded from exercise of the warrant and may be forced to sell his warrant instead. We cannot assure you that the sale of warrants will be as profitable as exercising the warrant and then selling or holding the common stock. We are seeking to have our securities listed on a national securities exchange. If our securities are so listed, it would provide an exemption from registration in every state. Accordingly, we believe holders in every state will be able to exercise their warrants as long as the prospectus relating to the common stock issuable upon exercise of the warrants is current. However, we cannot assure you of this fact. As a result, the warrants may be deprived of any value, the market for the warrants may be limited and the holders of warrants may not be able to exercise their warrants if the common stock issuable upon such exercise is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of these shares and warrants by the selling securityholders.  However, in the event that the $28.0 million aggregate principal amount of outstanding debt that may be converted into certain of the shares being registered by this prospectus as described above, is converted, we will immediately retire, without the payment of additional consideration, the said $28.0 million aggregate principal debt amount.  Furthermore, we may receive approximately $5.5 million paid by certain of the selling securityholders upon exercise of their warrants being registered by this prospectus.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This registration statement, including the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” may contain forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this registration statement. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially.

We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed as a result of various factors, including those factors described in the “Risk Factors” section of this prospectus.

Potential investors should not place undue reliance on our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this registration statement could harm our business, prospects, operating results and financial condition.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

DIVIDEND POLICY

We have not paid any cash dividends on our common stock to date. The payment of any dividends is within the discretion of the board of directors, subject to limitations imposed by requirements of the Investment Center of the Israeli Ministry of Industry, Trade and Labor. It is the present intention of the board of directors to retain all earnings, if any, for use in the business operations and, accordingly, the board does not anticipate declaring any dividends in the foreseeable future. The payment of dividends in the future, if any, will be contingent upon revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2007 as adjusted to give effect to the closing of the merger at June 6, 2007.

You should read this table in conjunction with the sections of this prospectus entitled “Selected Historical Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our condensed consolidated financial statements and the notes thereto included elsewhere in this prospectus.

$US in thousands	Actual	Pro Forma Combined
	As of March 31, 2007	As of March 31, 2007
	unaudited	unaudited
Cash and cash equivalents	$750	$34,174

Short-term bank credit	6,986	6,986

Long-term loans, net of current maturities	1,000	1,000

Long-term convertible loan	20,000	20,000

STOCKHOLDERS' DEFICIENCY:
Stock capital -
Actual: Common stock of $ 0.01 par value: Authorized: 49,000,000 shares at March 31, 2007 Issued and outstanding: 4,452,808 shares at March 31, 2007; Pro forma: Common stock at $0.0001 par value Authorized 60,000,000 shares Issued and outstanding: 15,937,732	44	2
Series A Convertible Preferred stock of $ 0.01 par value: Actual: Authorized: 333,334 shares at March 31, 2007 Issued and outstanding: 285,801 shares at March 31, 2007; Pro forma: Authorized, Issued and outstanding: 0	3	-
Series B Convertible Preferred stock of $ 0.01 par value: Actual: Authorized: 1,604,791 shares at March 31, 2007 Issued and outstanding: 439,206 shares at March 31, 2007; Pro forma: Authorized, Issued and outstanding: 0	4	-
Series C Convertible Preferred stock of $ 0.01 par value: Actual: Authorized: 3,104,236 shares at March 31, 2007 Issued and outstanding: 1,439,581 shares at March 31, 2007; Pro forma: Authorized, Issued and outstanding: 0	14	-
Series D Convertible Preferred stock of $ 0.01 par value: Actual: Authorized: 35,600,000 shares at March 31, 2007 Issued and outstanding: 33,039,860 shares at March 31, 2007; Pro forma: Authorized, Issued and outstanding: 0	330	-
Additional paid-in capital	68,398	106,009
Notes receivable	(110)	-
Accumulated deficit	(98,049)	(109,360)

Total stockholders' deficiency	(29,366)	(3,349)

Total Capitalization	(1,380)	24,637

SELECTED FINANCIAL AND OTHER DATA

We are providing the following selected financial information to assist you in your analysis of our company.

Our selected consolidated balance sheet data as of December 31, 2006, 2005 and 2004, and the consolidated statements of operations data for each of the three years in the period ended December 31, 2006 are derived from our audited consolidated financial statements and our consolidated balance sheet data as of March 31, 2007 and for the three months then ended derived from our unaudited consolidated reports attached elsewhere within.

The selected financial information is only a summary and should be read in conjunction with each company’s historical consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere herein. The historical results included below and elsewhere in this registration statement may not be indicative of our future performance. Since the Merger is deemed to be a capital transaction and for accounting purposes the Merger will be treated as the equivalent of IXI issuing stock for the net monetary assets of ITAC, IXI's selected financial information are provided herein:

(U.S. dollars in thousands, except per share data)

	Three Months Ended March 31,		Year Ended December 31,
	2007	2006	2006	2005	2004
	Unaudited
Revenues	$3,123	$1,739	$12,929	$7,967	$872
Total operating expenses	8,920	6,029	34,099	18,672	13,991
Gain from terminating agreement with Cingular Wireless Services Inc.	—	—	—	11,695	—
Operating income (loss)	(5,797)	(4,290)	(21,170)	990	(13,119)
Financial expenses, net	(897)	(183)	(2,530)	(1,334)	(1,014)
Income (loss) from continuing operations	(6,694)	(4,460)	(23,687)	(344)	(14,133)
Income (loss) from discontinued operations	(28)	(26)	1,035	(11,630)	(10,788)
Net loss	(6,722)	(4,486)	$(22,652)	$(11,974)	$(24,921)
Basic and diluted net earnings (loss) per share:
From continuing operations	$(2.00)	$(1.16)	$(5.95)	$(1.03)	$(17.83)
From discontinued operations	$(0.01)	$(0.01)	$0.23	$(6.10)	$(13.39)
Basic net earnings (loss) per share	$(2.01)	$(1.17)	$(5.72)	$(7.13)	$(31.22)

Balance Sheets Data:

	As of March 31,	As of December 31,
	2007	2006	2005
	unaudited
Total current assets	$20,780	$24,386	$11,387
Total long-term assets	$3,312	$3,467	$4,318
Total assets	$24,092	$27,853	$15,705

Total current liabilities	$31,649	$29,854	$15,424
Total long-term liabilities and convertible loan	$21,809	$20,721	$789
Convertible loan	—	$—	6,312
Total stockholders’ deficiency	$(29,366)	$(22,722)	$(6,820)
Total liabilities and stockholders’ deficiency	$24,092	$27,853	$15,705

Market Price and Dividend Data for Our Securities

We consummated our initial public offering on July 19, 2005. We sold 6,318,000 units, which included 318,000 units subject to the over allotment option. Each unit consisted of one share of our common stock and two redeemable common stock purchase warrants, each to purchase one share of our common stock. Our common stock, warrants and units are quoted on the OTCBB under the symbols IXMO, IXMOW and IXMOU, respectively. Our units commenced public trading on July 14, 2005 and our common stock and warrants commenced separate public trading on September 12, 2005. As of July 17, 2007, the closing price for each share of the common stock, warrant and unit of the Company, was $5.05, $0.91 and $6.99, respectively.

Holders

As of July 17, 2007, there was 1 holder of record of our units, 15 holders of record of our common stock and 3 holders of record of our warrants. We believe the beneficial holders of the units, common stock and warrants will be in excess of 300 persons each.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

 AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Financial and Other Data” and our consolidated financial statements and the related notes to those statements included elsewhere in this registration statement. In addition to historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The combined company’s actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this registration statement.

Overview

We provide solutions that bring innovative, data-centric mobile devices and hosted services to the mass market. We offers an end-to-end mobile solution, including devices and hosted services, to mobile operators, mobile virtual network operators (MVNOs), and Internet service providers (ISPs) in a number of international markets. IXI’s Ogo™ devices are designed to improve the mobile user experience and increase mobile data usage by offering access to popular applications and services, including e-mail, IM, SMS, headlines and other web information through Really Simple Syndication technology (RSS), mobile voice, Web browsing and games at relatively low end-user prices. Our hosted services (such as email and IM gateways) allow our customers to efficiently deliver applications that require intermediation between the server and the device. These hosted services in combination with the Ogo devices present potential customers with a complete end-to-end solution which limits the amount of infrastructure investment and other roll-out costs.

Starting in 2003, we began development of a proprietary operating system (OS) which targeted manufacturers of affordable mobile phones as well as other mobile devices. This OS was differentiated by a low memory footprint and low processing power requirements, while also providing a platform to allow a mobile device manufacturer to rapidly customize and introduce new models to the market. The OS was developed through a separate business unit, which focused on licensing of the OS to mobile device manufacturers. In July 2005, our management determined that the high cost of adapting the OS to a variety of mobile platforms and offering the extensive support required by each customer would require the continued investment of a significant amount of capital and other resources. Consequently, we decided to discontinue the OS business unit, which resulted in significantly reduced operating costs in the short-term allowing the management to focus solely on the Ogo activity by transferring resources and funds to the continuing Ogo business. During the period covered by the financial statements contained in this registration statement, the operating system related activities were classified as discontinued operations. Certain components of the OS are currently included in the Ogo device. Such components and the related activities and costs have not been classified and are included in the consolidated financial statements contained in this registration statement as continuing operations. We will continue to develop additional software applications to meet the specific needs of the Ogo devices as they evolve.

We commenced marketing the Ogo in the United States in 2004 under a development and supply agreement with AT&T Wireless Services, Inc. The agreement required AT&T Wireless to purchase $32.4 million of devices, $16.5 million of which were delivered by the end of 2004. Unlike our current arrangements with our existing customers, the agreement did not require IXI to provide any hosting or related services. In April 2005, following the acquisition of AT&T Wireless by Cingular Wireless, Inc., or Cingular, IXI and Cingular agreed to cancel this agreement. The cancellation followed several weeks of discussions focused on the impact of the Cingular acquisition of AT&T and the nature of the relationship between the companies thereafter. Pursuant to the termination agreement with Cingular, we received a one-time cash payment of approximately $3.85 million, the return of all Ogo device inventory held by Cingular for no cost (valued by us at approximately $5.7 million after allowance for rework and adaptation costs), the transfer of all intellectual property rights directly relating to Ogo, including the URLs www.ogo.com, www.ogosphere.com, www.ogosphere.net and the associated intellectual property valued by us at approximately $150,000. In determining the fair values, management has considered a number of factors, including valuations and appraisals. We also recorded one-time income of $2.0 million which was previously recorded as deferred revenues upon termination of the agreement with AT&T Wireless. As a result of this termination agreement, we recorded a one-time gain of $11.7 million in 2005. However, Cingular represented 85% of our revenues in 2005, and its loss as a customer had a material adverse impact on our sales and results of operations. During the year ended December 31, 2006, and through March 31, 2007, no revenues were generated from Cingular. As a consequence of Cingular’s termination of Ogo related services, we are no longer required to provide helpdesk support to Ogo customers in the United States.

Since we do not provide any services to the Cingular subscribers who used the Ogo and receives no revenue from their use of Cingular’s services, we do not believe that Cingular’s discontinuation of service or support for the Ogo, if any, will have a material impact on our business, financial condition or results of operation.

During 2005, we began to focus our marketing efforts to target European customers and entered into agreements with three major customers: Swisscom Mobile, the leading mobile operator in Switzerland, e-kolay.net, a leading ISP in Turkey owned by Doğan Yayın Holding (DYH), Turkey’s leading media-entertainment conglomerate and 1&1 Internet AG, a leading German Internet service provider. Swisscom and e-kolay.net commenced selling the Ogo devices and we commenced providing the related hosted services prior to the end of 2005. 1&1 commenced sales of the Ogo devices and we commenced providing the related hosted services in the end of April 2006. In June 2006, we also signed an agreement with our first customer in Latin America, Antel, the parent company of Ancel, a leading mobile operator in Uruguay. Ancel commenced selling the Ogo devices and we commenced providing the related hosted services in Uruguay at the end of June 2006. In December 2006, Onetouch, one of the leading mobile operators in Ghana issued a purchase order for purchase of Ogo devices. In January 2007, Wananchi Online Ltd, the largest Internet Service Provider in Kenya, announced that it plans to extend its ISP offering to the Mobile world through our Ogo device. In February 2007, Vimpelcom, a Russian mobile operator serving more than 47 million subscribers, announced that it intends to launch an Ogo offering aimed at the small to medium enterprise. Vimpelcom, through Betalink, a third party purchasing arm, issued a purchase order for purchase of Ogo devices, subject to our standard terms and conditions. On March 27, 2007, we and Cleveland Unlimited, Inc. d/b/a “Revol” signed a letter of intent which provides that Revol Wireless, based in Independence, Ohio will distribute Ogo2.0 products and services as part of Revol’s offering. Revol will be the first to launch Ogo 2.0c, IXI’s first CDMA 3G product, with EV-DO technology in the United States. On June 20, 2007, Mobilkom Austria AG, a Vodafone partner company, the largest cellular operator in Austria and one of the largest operators in Central Europe, announced the launch of Ogo™ device in Austria.

In October 2005, we entered into an agreement with a major IM provider, enabling us for a period of two years to provide end-users of the Ogo device with access to IM and email services for mobile devices we are required to pay a certain percentage of the monthly revenues derived from each user of the IM services, depending on the geographic region in which the IM service is provided. The agreement also requires us to make minimum payments in the amount of approximately $2.81 million through September 2009 (when the agreement expires).

In November 2006, we entered into an agreement with a second major IM provider, ICQ, Inc., enabling us for a period of two years to provide end-users of the Ogo device with access to IM services for mobile devices. The agreement requires us to make certain minimum payments varying according to geographical deployment. The minimum payment to be made throughout the duration of the agreement is $360,000. However this amount may increase depending on the number of deployments with customers as well as the geographical regions in which deployment occurs.

In October 2005, as part of the discontinuation of operations of our OS business, and due to our requirement to increase our cash resources, we granted Sasken Communication Technologies Ltd., or Sasken, a company based in India, a non-exclusive license for the use, development and sale of the OS that was developed by us. The license enables Sasken to continue the development of the OS and to market it to its customers and provides that Sasken will own any intellectual property rights resulting from the continuation of the development of the software, and we will retain ownership in any intellectual property licensed to Sasken. In consideration for the license, Sasken paid to us a license fee in the amount of $1.8 million, net. In addition, Sasken will pay us royalties for each product that is sold by Sasken that contains the OS or any development of it, in whole or in part, up to an aggregate amount of $5 million. This transaction was effected without the required approval of the OCS, in breach of the terms of the OCS funding. We have applied to the OCS for retroactive approval of this license. Under a recent amendment to the Law for the Encouragement of Research and Development in the Industry, 1984, the OCS has the discretion to grant this approval, but the regulations governing calculation of the amount to be paid to the OCS in this case have not yet been promulgated. We cannot be sure that the OCS will grant us retroactive approval for the license, or the exact amount which may be required to pay to the OCS if the approval is granted. We believe that it may be required to repay the entire amount of grant and has provided an allowance in its financial statements in the amount of approximately $3.1 million to reflect its estimate of its obligation to the OCS.

We have generated recurring losses from operations and negative cash flows from operating activities since inception. As of March 31, 2007, we had a stockholders’ deficiency and an accumulated deficit of approximately $29.4 million and $98.0 million, respectively. We currently pay our suppliers in advance of the date shipment is made to us, while the standard payment terms which we extend to our customers require payment within 30 days of delivery of the devices. Consequently, we are often forced to finance outstanding sales orders for several months. We plan to continue to finance our operations through raising additional capital, and in the longer term, by generating sufficient revenues to finance its operations. There can be no assurances, however, that we will be successful in obtaining an adequate level of financing needed for current operations and long-term development. These conditions raise substantial doubt about our ability to continue as a going concern if we are unsuccessful in obtaining such adequate level of financing. The financial statements contained in this registration statement do not include any adjustments to reflect the possible future effects on recoverability and reclassification of assets or the amounts and classification of liabilities that may result from the outcome of this material uncertainty.

In order to satisfy IXI’s working capital requirements prior to the consummation of the merger with us, on June 22, 2006, IXI entered into a bridge loan agreement with Southpoint and IXI R&D, IXI’s wholly owned subsidiary. Pursuant to the terms of the bridge loan, Southpoint loaned to IXI R&D $20 million (from which IXI paid $1,700,000 in cash compensation to certain private placement agents and $700,000 in cash compensation, upon consummation of the merger, to certain financial institutions providing advisory services to IXI), with IXI acting as guarantor. The bridge loan bears interest of 10% per annum.

Due to the prolonged merger process and in order to satisfy our working capital requirements prior to receipt of the merger consideration, IXI and IXI R&D entered into new bridge loan agreements (“March 2007 Loans”) with certain IXI shareholders and lenders of the Convertible Bridge Loan under which IXI received gross of $6,000,000 in two tranches of $3,000,000 each. The March 2007 Loans bear interest at the rate of 10% per annum. One-half of the March 2007 Loans is to be repaid on June 6, 2008 and the balance of the March 2007 Loans shall be due and payable on June 6, 2009, in each case together with any interest accrued and unpaid thereon.

Sources of Revenues

We currently generate revenues from two main sources: sales of the Ogo devices and providing of the hosted services related to the Ogo devices.

Currently, sales of the Ogo devices are recognized as revenue upon activation of the service for the Ogo device by the end user. The services include a variety of hosted services provided by us to our customers (such as email and push email gateway, IM gateways and attachments transcoding) and generate monthly recurring revenues per active device. To date, we have derived the substantial majority of our revenues from sales of the Ogo devices. We expect that, as the installed base of devices grows, the recurring monthly revenues related to the hosted services will account for a larger portion of IXI’s revenues.

Our initial revenues from device sales were generated by those units shipped by AT&T Wireless Inc. to their end users. Since AT&T Wireless had internal capabilities to provide the email and IM gateways to its end users, we did not provide any hosting services for AT&T Wireless customers. Since commencing sales in 2004, we shipped a total of $16.5 million of devices to AT&T Wireless, of which $6.7 million were recognized as revenue in the 2005 year end financial statements. The remaining shipments to AT&T Wireless were recognized as part of the one-time gain of $11.7 million in 2005 resulting from the termination of the agreement by Cingular.

At the end of the third quarter of 2005, we commenced commercial sales in Europe. Both e-kolay.net and Swisscom Mobile began commercial sales to end users in November, 2005. On December 15, 2005, we entered into a cooperation agreement with 1&1 Internet AG, pursuant to which 1&1 Internet AG committed to purchase $18 million of devices through the first quarter of 2007. 1&1 commenced sales to end users at the end of April 2006 and as of March 31, 2007, 1&1 had purchased approximately $14.7 million of devices from us, in accordance with the agreement. Due to the late deliveries to 1&1 caused by the delay of our June 2006 bridge financing, 1&1 had not completed its purchasing obligation by the end of the first quarter of 2007. Following the commercial launch of the Ogo 2.0, 1&1 and we are currently discussing the updated purchase date and product blend to be supplied to 1&1.

In May 2006, we entered into an agreement with Antel, the parent company of Ancel, the leading mobile operator in Uruguay for the sale to Antel of Ogo devices for resale by Ancel to end users in Uruguay. Ancel commenced selling the Ogo devices and we commenced providing the related hosted services in Uruguay at the end of June 2006.

In December 2006, Onetouch, one of the leading mobile operators in Ghana issued a purchase order for purchase of Ogo devices. We did not enter into a specific agreement with Onetouch, and the purchase order is governed by our standard terms and conditions. Consequently, Ogo devices and related services are now available in Ghana.

In January 2007, Wananchi Online Ltd, the largest Internet Service Provider in Kenya, announced that it plans to extend its ISP offering to the Mobile world through our Ogo device. Wananchi Online Ltd. issued a purchase order for purchase of Ogo devices. We did not enter into a specific agreement with Wananchi Online Ltd., and the purchase order is governed by our standard terms and conditions. To date, devices under the PO were not yet delivered.

In February 2007, Vimpelcom, a Russian mobile operator serving more than 47 million subscribers, announced that it intends to launch an Ogo offering aimed at the small to medium enterprise. Vimpelcom, through Betalink, a third party purchasing arm, issued a purchase order for purchase of Ogo devices, subject to our standard terms and conditions. An agreement with Vimpelcom for the provision of services is in final stages of completion. The agreement with Betalink has been finalized and executed and the Ogo devices under purchase order have been supplied.

On June 20, 2007, Mobilkom Austria AG, a Vodafone partner company, the largest cellular operator in Austria and one of the largest operators in Central Europe, announced the launch of Ogo™ device in Austria. Mobilkom has over 3.5 million subscribers in Austria and over 10 million subscribers in Europe.

On March 27, 2007, we and Cleveland Unlimited, Inc. d/b/a “Revol” signed a letter of intent which provides that Revol Wireless, based in Independence, Ohio will distribute Ogo2.0 products and services as part of Revol’s offering. Revol will be the first to launch Ogo 2.0c, IXI’s first CDMA 3G product, with EV-DO technology in the United States. This launch is expected to occur this fall. The letter of intent between the parties, outlines the general commercial understandings and sets the timeframe for the signing of a definitive agreement to be not later than May 31, 2007. However, this agreement has not been finalized yet The distribution arrangements will be subject to FCC type approval of the device and other terms to be finally agreed by the parties.

Since we do not yet have sufficient experience with sales of the Ogo devices in Europe in order to predict the appropriate rate of product which will be actually sold by our customers to end users, we currently recognize revenues arising from the sale of the devices only upon activation of the service to the end user.

In previous years, we derived revenues from licensing our PMG software pursuant to several licensing agreements for the development and manufacture of PMG-based devices with companies such as Samsung Electronics Co. Ltd., Seiko Instruments Inc., SK Telecom Co. Ltd. and Sanyo North America Corporation. Our software business model consisted of upfront license fees, maintenance fees and royalty payments upon the sale of devices which incorporated the PMG software. Future revenues from PMG software are expected to be de minimis since no manufacturers are currently incorporating the PMG software into their devices, and IXI is not currently actively engaged in the selling and marketing of the PMG software. Our management does not see the PMG activity as a separate segment as it shares all its resources with the Ogo activity.

From 2005 through March 31, 2007, we shipped and recognized revenues from the following sales of Ogo devices (excluding AT&T Wireless sales):

	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2007
	Unaudited
Revenue from sale of the Ogo devices	0	150,000	589,920	1,641,820	3,436,883	3,308,681	3,354,609	2,632,323
Deferred Revenue	150,000	673,232	4,174,903	3,510,484	6,843,129	10,954,060	12,414,634	11,685,980
Ogo Average Selling Price (“ASP”)	—	150	168	164	182	166	168	169
Monthly Service ASP, per subscriber	—	0	2.7	2.8	2.2	1.6	2.0	1.9
Units shipped	1,000	4,000	24,250	5,750	39,692	44,806	28,196	10,700
Units shipped (cumulative)	1,000	5,000	29,250	35,000	74,692	119,498	147,694	158,394
Subscribers (cumulative)	0	0	4,505	14,540	33,377	53,263	73,196	88,754
Customers - launched (cumulative)	0	1	2	3	4	4	5	5

To date, IXI has derived its revenues from a small number of customers. The revenues from major customers are outlined in the table below:

	Three Months Ended March 31		Year Ended December 31,
	2007	2006	2006	2005	2004
Ogo:
AT&T Wireless [terminated in 2005]			—	85%	60%
Swisscom Mobile	60%	83%	45%	8%	—
e-Kolay	5%	17%	7%	2%	—
1&1	30%		46%
Sanyo North America Corporation			—	6%	—
Others	5%		—	1%	—

The following presents revenues by geographic breakdown:

	Three Months Ended March 31			Year Ended December 31,
	2007	2006	2006	2005	2004
United States	$—	$—	$—	$6,794	$572
Europe and Middle East	2,958	1,739	12,645	825	—
South America	165		184	—	—
Asia Pacific			100	348	300
Total	$3,123	$1,739	$12,929	$7,967	$872

The following presents revenues by geographic breakdown for the years ended December 31, 2006, 2005 and 2004:

		Year Ended December 31,
	2006	2005	2004
United States	$—	$6,794	$572
Europe and Middle East	12,645	825	—
South America	184	—	—
Asia Pacific	100	348	300
Total	$12,929	$7,967	$872

Operating Expenses

Cost of Revenues

Cost of revenues relating to the Ogo devices consists primarily of the cost of (i) the device components that we procure directly from third party suppliers, (ii) the cost to us of having the device manufactured by Chi Mei, (iii) royalties for third party licenses for software included in the Ogo devices, shipping and packaging costs, salaries and related personnel expenses for employees engaged in the delivery and support of our products, (iv) allocation of fixed overhead and facility costs and (v) an allowance for the warranty of our products.

We provide a warranty for our products for various periods ranging from 12 to 30 months. We also receive a warranty from Chi Mei on the devices for a period of 12 months from delivery to us or our customer, as applicable. We provide an accrual to cover the costs of such commitments when we have received an indication from our customers that such warranty costs are probable to be incurred. Chi Mei’s warranty to us is recorded as income when reimbursement is received or Chi Mei assumes responsibility. The warranty costs are included in the cost of revenues.

Cost of revenues relating to our hosted services consists primarily of (i) royalty expenses for third party services included in the Ogo devices, (ii) salaries and related personnel expenses for employees engaged in the support of the hosted services and (iii) an allocation of fixed overhead and facility costs, based on the number of employees engaged in the support of the hosted services.

We have entered into agreements with various third party contractors who provide us with hosted services. These agreements typically include a monthly fee per use, with certain minimums per month. Until we are able to significantly expand the Ogo device subscriber base, our cost of revenues from these services on a per unit basis is expected to be relatively high.

Research and Development Expenses

Research and development expenses consist primarily of salaries and related personnel expenses, subcontractor costs related to the design, development and testing of new products and technologies, product enhancements and an allocation of fixed overhead and facilities costs related to research and development activity. We conduct research and development primarily in our facilities in Israel and Romania. All research and development costs are expensed as incurred. As of March 31, 2007, our research and development team was comprised of 79 employees and consultants in Israel and Romania. We expect our research and development expenses to increase in the future as we continue to expand our product offering, features and applications. We received royalty-bearing grants from the OCS for funding the development of PMG software and the OS. The grants were deducted from research and development expenses. Research and development grants are recognized when we satisfy all the conditions under the law for being entitled to such grants. We do not have any current plans to apply for additional research and development grants from the Government of Israel.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salaries, commissions, participation in our customers’ marketing efforts and related personnel expenses for those engaged in the sale and marketing of our products, travel, as well as related trade shows and promotional and public relations expenses and an allocation of fixed overhead and facilities costs related to marketing and sales activity. We maintain a direct sales force, as well as utilizing independent distributors and sales representatives, under various agreements and methods of compensation (such as salaries, consultancy fees, bonuses based on sales and commissions set as a percentage of selling price). As of March 31, 2007, our sales and marketing team was comprised of 23 professionals worldwide and is expected to grow in the future as we expand our sales and marketing activities worldwide. We expect our selling and marketing expenses to increase in the future due to an increase in direct expenses related to sales and marketing, including salaries to its additional direct sales force, as well as increased bonus payments and sales commissions on its revenues. In addition, as our customer base grows, we will be required to participate in additional marketing efforts.

Furthermore, in November 2005, certain of our stockholders, as well as Landa and the Gemini Funds, entered into a Keep Well Agreement with one of our customers, under which they undertook to compensate the customer, up to a maximum liability of $4 million, for damages caused by our failure to meet our service or supply commitments, provided such failure was due to a lack of capital. As a consideration for such undertaking, in February 2006, IXI issued to such stockholders 11,478,379 shares of convertible preferred stock at an issue price equal to the par value of $0.01 per share. Under GAAP, the cost associated with this guarantee in the amount of $3.76 million is required to be recorded as a deferred charge against additional paid in capital, and the deferred charge was amortized to sales and marketing expenses over the expected guarantee period of 20 months ($188,000 per month). Since the Keep Well Agreement was terminated in connection with the $20 million bridge financing, the full amount of the cost associated with this guarantee was recognized as of December 31, 2006.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related personnel expenses for executive, accounting, finance, legal, human resources, administrative and network and information systems personnel, facilities maintenance, professional fees and other general corporate expenses. We will need to expand our general and administrative expenses as we expand our operations and sales to additional countries as well as additional regulatory compliance expenses relating to publicly traded company reporting obligations.

Financial Expenses, Net

Financial expenses, net of interest received on bank deposits and exchange rate differences resulting in a gain, when applicable, consist primarily of interest paid on short term and long term loans and on convertible bridge loans and of amortization of discount attributed to detachable warrant costs in connection with short-term loans, long-term loans and convertible loans.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements require management to make estimates and assumptions that affect the reported amounts of revenue and expenses, assets and liabilities and disclosure of contingent assets and liabilities, based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates are evaluated by us on an on-going basis. Actual results may differ from these estimates under different conditions. Our significant accounting policies are more fully described in note 2 to our consolidated financial statements included elsewhere in this registration statement.

We believe that the application of the following critical accounting policies entails the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

Our current sales arrangements with customers for sale of the Ogo devices include a number of elements or multiple deliverables that may represent individual units of accounting. These deliverables typically consist of the device (including software embedded in the device) and a variety of hosted services.

For these arrangements, we implement the guidance in EITF No. 00-21 “Revenue Arrangements with Multiple Deliverables”. The principles and guidance outlined in EITF No. 00-21 provide a framework to (a) determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and (b) determine how the arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. Each of these deliverables in the arrangement represents individual units of accounting if the product has (i) value to the customer on a stand-alone basis; (ii) vendor-specific objective and reliable evidence of fair value exists for the undelivered elements and (iii) the arrangement does not include a general right of return.

Typically, our products and service are considered separate units of accounting when we (i) enter into a contract with a customer for the supply of Ogo devices and (ii) provides hosted services. Currently, we have yet to establish a substantial vendor specific objective evidence of fair value for devices sold and therefore, we use the residual method to allocate the arrangement consideration. Under the residual method, we first estimate the fair value of the undelivered elements (the hosted services) based on the price that it charges for those services when sold separately. After the fair value of the hosted services is established, the residual value is allocated to the delivered element (the Ogo device).

We recognize revenue from sales of the Ogo devices when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectibility is reasonably assured. We do not grant a right of return to our customers. The software embedded in the Ogo device was developed by us and incorporated into the hardware manufactured by Chi Mei. Almost all of our engineers are software engineers and the intellectual property developed by us is mostly software related. As the software embedded in the Ogo devices is not deemed to be incidental, we recognize revenues in accordance with the American Institute of Certified Public Accountants Statement of Position No. 97-2, “Software Revenue Recognition” (“SOP No. 97-2”).

Assuming all the abovementioned criteria for revenue recognition have been met, we recognize revenue for our device sales when the end user has activated the service for the Ogo device and recognizes revenue for hosted services on a monthly basis when the services are rendered. Recognition of revenues from Ogo devices upon the activation of the device and related service by the end user, as opposed to recognizing revenues upon delivery to our customers, is due to the fact that we do not have sufficient experience with sales of the Ogo device in order to predict the appropriate volume of Ogo devices actually sold by our customer to end users. In the future, if there is sufficient experience, we may be able to recognize revenues based on delivery to our customers, assuming all other revenue recognition criteria are met.

We are committed to participate in marketing and advertising efforts of a number of our customers through reimbursement of direct expenses actually paid by such customer, up to limited, pre-defined amounts. Such participation costs are recorded as selling and marketing expenses or as a deduction of revenues, as appropriate. Marketing participation is characterized as a reduction of revenue unless both of the following conditions are met:

•	we receive, or will receive, an identifiable marketing activity in exchange for the consideration; and

•	we can reasonably estimate the fair value of the marketing activity

Warranty costs

We may provisions for warranty costs at the time such cost are deemed to be incurred. We incur an accrual to cover the costs of our warranty commitments when we have received indication from our customers that such warranty costs are probable to be incurred. Chi Mei’s warranty to us is recorded as income when reimbursement is received or when Chi Mei assumes responsibility. The warranty costs are included in the cost of revenues.

Inventories

Inventories are stated at the lower of cost or market value. Cost of raw materials and finished products is determined by the “first-in, first-out” method. We periodically evaluate our quantities on hand relative to historical costs and current market value and projected sales volume. Based on these evaluations, inventory write-offs and write-down provisions are provided to cover risks arising from slow moving items, technological obsolescence, excess inventories, discontinued products and market prices lower than cost. If the future market conditions are less favorable than our projections, additional inventory write-downs may be required and would be reflected in cost of sales in the period the revision is made.

Accounting for stock-based compensation

Until December 31, 2005, we accounted for all employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB 25, and in accordance with FASB Interpretation No. 44, we applied the provisions of FAS 123 under the minimum value for disclosure purposes. Pursuant to these accounting pronouncements, we recorded compensation for stock options granted to employees over the vesting period of the options based on the difference, if any, between the exercise price of the options and the fair value of the underlying shares at that date of grant. Deferred compensation was amortized to compensation expense over the vesting period of the options and was included as salary as part of the cost of revenues, research and development costs, sales and marketing expenses and general and administrative expenses. This method requires that we make an estimate regarding the fair market value of our underlying shares. In making this estimate, we have used historical data, available third party valuations and management judgment. In November 2005, we issued to employees options to purchase common stock under its Employee Stock Option Plans, at an exercise price determined by the board of directors as the fair market value of the underlying common stock. For our audited year end reports, we retained an independent third party valuation firm to determine the fair market value of common stock on various dates including November 2005, and their determination was that the fair market value of the common stock was higher than that determined by the board of directors. As a result, we recorded compensation expenses in the amount of approximately $800,000 out of which approximately $16,000 was recognized as an amortization of deferred stock compensation during 2005, approximately $242,000 was recognized in the year ended December 31, 2006 and approximately $49,000 was recognized in the three months ended March 31, 2007. In addition, under US tax law, a person taxed under US law who is granted an option at an exercise price which is less than the fair market value at the date of grant, may be subject to a tax liability upon the vesting of such options for the potential gain between the exercise price and the fair market value as well as to a 20% penalty tax. In July 2006, IXI’s board of directors resolved to offer US employees who so requested to change the exercise price of the options granted to those employees in November 2005 to equal the fair market value as of such date, in order to avoid any such tax consequences. Such changes in the exercise price were accounted as a modification under the provisions of SFAS 123(R). Since the new exercise price equals the fair market value of the shares upon the modification, and given the fact that all other option terms will remain as in the original award, no incremental compensation costs under the provisions of SFAS 123(R) were recognized.

We apply SFAS No. 123(R) and EITF No. 96-18, “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF No. 96-18”), with respect to options granted to non-employees. SFAS No. 123(R) requires the use of an option valuation model to measure the fair value of the warrants at the grant date. This method requires that we make an estimate regarding the fair market value of the underlying shares. Compensation expense in respect of options granted to non-employees amounted to $6,000, $40,000, $20,000 and $16,000 for the three months ended March 31, 2007 and for the years ended December 31, 2006, 2005 and 2004, respectively.

In December 2004, the FASB issued Statement 123R, or SFAS 123(R). SFAS 123R is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation”, which supersedes APB 25 and its authoritative interpretations.

SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, focuses primarily on accounting for transactions in which an entity obtains employee and directors services in share-based payment transactions, and does not change the accounting guidance for share-based payment transactions with parties other than employees.

SFAS 123(R) eliminates the option of using APB 25’s intrinsic value method of accounting that was provided in SFAS 123 as originally issued and requires issuers to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The fair-value-based method in SFAS 123(R) is similar to the fair-value-based method in SFAS 123 in most respects. The costs associated with the awards will be recognized over the period during which an employee is required to provide service in exchange for the award which is usually the vesting period. We adopted SFAS No. 123(R) using the prospective-transition method as required for nonpublic entities that uses the Minimum-Value method to account for their pro forma share-based payment disclosure under SFAS No. 123(R). As such, IXI will continue to apply APB 25 in future periods to equity awards outstanding at the date SFAS No. 123(R) adoption. All awards granted, modified, or settled after the date of adoption should be accounted for using the measurement, recognition, and attribution provisions of SFAS No. 123(R).

The new Standard is effective for us beginning on January 1, 2006. The adoption of SFAS No. 123(R) did not have a material effect on our financial position or results of operations.

Stock-based compensation expense recognized under SFAS 123(R) for employees for the three months ended March 31, 2007 and for the year ended December 31, 2006 amounted to approximately $71,000 and $414,000 including continuation of expense recognized pursuant to APB 25.

In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, “Stock-Based Payment” (“SAB No. 107”). SAB No. 107 provides the SEC staff’s position regarding the application of FAS 123(R) and contains interpretive guidance related to the interaction between Statement No. 123(R) and certain SEC rules and regulations, and also provides the SEC staff’s views regarding the valuation of stock-based payment arrangements for public companies. SAB No. 107 highlights the importance of disclosures made relating to the accounting for stock-based payment transactions.

Commitments and Contingent Liabilities

Litigation claims

Liabilities related to legal proceedings, demands and claims are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Based on our legal counsel opinions, our management believes that we had provided an adequate accrual to cover the costs to resolve any outstanding legal proceedings, demands and claims.

OCS

Our management has assessed that due to our breach of the Law for the Encouragement of Research and Development in the Industry, 1984, we may be required to repay all funds granted by the OCS, including accrued interest at the LIBOR rate. If we are required to pay to the OCS amounts which are significantly higher than estimated by our management, our business, financial condition and results of operations may be adversely affected. For further discussion of this issue, see “Overview” above.

Results of Operations

Three months ended March 31, 2007 (unaudited) compared to three months ended March 31, 2006 (unaudited)

Revenues

IXI’s revenues for the three months ended March 31, 2007 were approximately $3.1 million, compared to approximately $1.7 million for three months ended March 31, 2006. The revenues for the three months ended March 31, 2007 included approximately $2.6 million from sale of Ogo devices to Swisscom, 1&1 Ancel and e-Kolay, approximately $465,000 from hosted services and approximately $27,000 from non-recurring engineering contracts. The revenues for the three months ended March 31, 2006 included $1.6 million from sale of Ogo devices to Swisscom and e-Kolay and $100,000 from hosted services.

Cost of revenues

IXI’s total cost of revenues for the three months ended March 31, 2007 was approximately $3.1 million, compared to approximately $2.3 for the three months ended March 31, 2006.

IXI’s cost of revenues was equal to revenues in the three months ended March 31, 2007, due to a number of key factors:

•
Cost of revenues for the Ogo-related hosted services consists primarily of payments to IXI’s subcontractors who provide hosted services and to instant messaging service providers. IXI’s cost of revenues related to the services decreased in the three months ended March 31, 2007, compared with the three months ended March 31, 2006, in comparison to IXI’s revenues due to IXI’s agreement with a major IM supplier, that was amended in 2007 and was valid as of January 1, 2007, which requires IXI to pay certain minimum fees per month materially lower than in 2006. The main terms of the Amendment are as follows: (i) the minimum amount to be paid has been reduced to $ 2.8 million through September 2009 beginning January 2007 as compared to $3.6 million in calendar year 2006, and $7.9 million in calendar year 2007 (ii) the term of the agreement has been extended until September 30, 2009.

•
Salaries and related personnel expenses for employees engaged in the delivery and support of IXI’s products and employees engaged in the support of the hosted services, as well as the allocation of fixed overhead and facility costs, are fixed costs and as such, had an adverse impact on the cost of revenues due to the small number of units activated and with respect to which revenue was recognized.

Research and development expenses, net

IXI’s net research and development expenses increased by 110% to approximately $3 million for the three months ended March 31, 2007 from approximately $1.4 million for the three months ended March 31, 2006. The increase was primarily attributable to an increase in the headcount and fixed overhead and facility costs in the amount of approximately $990 thousand, and additional expenses of approximately $584 thousand for development of new applications and new models of the Ogo device including: the development of the Ogo 2.0, a new generation of Ogo devices for individual and professional users based on a new, more advanced, technology platform and the development of the Ogo Code division multiple access (“CDMA”) a new generation of Ogo devices which is based on EV-DO technology, whereas during the three months ended March 31, 2006 IXI developed the Ogo 1.0 model CT-17 device. Headcount, as used in this comparison refers to the number of positions rather than the number of employees.

Selling and Marketing expenses

IXI’s selling and marketing expenses increased by 139% to approximately $2 million for the three months ended March 31, 2007 from approximately $1.5 million for the three months ended March 31, 2006. The increase was primarily attributable to an increase in the headcount and fixed overhead costs and facility costs in the amount of approximately $525 thousand, sales commission increase in the amount of approximately $227 thousand, and cost of trade shows in the amount of approximately $290 thousand offset by decrease that was primarily attributable to approximately $564 thousand recorded as amortization of the above mentioned Keep Well Agreement during the three months ended March 31, 2006.

Headcount, as used in this comparison refers to the number of positions rather than the number of employees.

General and administrative expenses

IXI’s general and administrative expenses increased by 7% to approximately $847 thousand for the three months ended March 31, 2007 from approximately $795 thousand for the three months ended March 31, 2006. The increase was primarily attributable to an increase in the headcount, fixed overhead and facility costs in the amount of approximately $88 thousand offset by decrease in total stock-based compensation expense recognized of approximately $64 thousand which resulted mainly from employee option grants in November 2005 of which expenses were recognized in accordance with FAS 123(R).

Financial expenses, net

IXI’s financial expenses, net for the three months ended March 31, 2007 were increased by 390% and amounted to $897 thousand from approximately $183 thousand for the three months ended March 31, 2006. This change was primarily attributable to interest on bridge loans extended to IXI in June 2006 which increased by approximately $770 thousand and decrease in currency exchange rate expenses of approximately $68 thousand.

Net loss

IXI had a net loss from continuing operations of approximately $6.7 million, compared with net loss of approximately $4.5 million for the three months ended March 31, 2007 and 2006, respectively, due to the reasons mentioned above.

Year ended December 31, 2006 compared to year ended December 31, 2005

Revenues

IXI’s revenues for the year ended December 31, 2006 were approximately $12.9 million, compared to approximately $8 million for the year ended December 31, 2005. The revenues for the year ended December 31, 2006 included approximately $11.7 million from sale of Ogo devices to Swisscom, 1&1 Ancel and e-Kolay, approximately $874,000 from hosted services, approximately $213,000 from non-recurring engineering contracts and approximately $100,000 which IXI received from SK Teletech Co. Ltd. in 2005, but were recognized only in the second quarter of 2006 once maintenance fees under the agreement were received. The revenues for the year ended December 31, 2005, included approximately $7.4 million from the sale of Ogo devices; $370,000 from PMG licenses; $160,000 from AT&T Wireless for customer and product support and $15,000 from hosted services.

Cost of revenues

IXI’s total cost of revenues for the year ended December 31, 2006 was approximately $16.2 million, compared to approximately $9.6 for the year ended December 31, 2005.

IXI’s cost of revenues exceeded revenues in the year ended December 31, 2006, due to a number of key factors:

•
Cost of revenues for the Ogo-related hosted services consists primarily of payments to IXI’s subcontractors who provide hosted services and to instant messaging service providers. IXI’s cost of revenues related to the services was high in the year ended December 31, 2006 in comparison to IXI’s revenues due to IXI’s agreement with a major IM supplier which requires IXI to pay certain minimum fees per month, which increase over time. Until such time as IXI acquires new subscribers at a rate that matches the rate of increase in the minimum subscriber payments to the major IM supplier, IXI’s costs per subscriber will continue to exceed revenues. IXI’s minimum payment to the major IM supplier in 2006 is $3.6 million, and $7.9 million in 2007 (the current agreement expires in October 2007); and

•
Salaries and related personnel expenses for employees engaged in the delivery and support of IXI’s products and employees engaged in the support of the hosted services, as well as the allocation of fixed overhead and facility costs, are fixed costs and as such, had an adverse impact on the cost of revenues due to the small number of units sold or with respect to which revenue was recognized.

Other Income - gain from termination agreement with Cingular Wireless Services, Inc.

As mentioned above, IXI recorded a one-time gain of approximately $11.7 million in the year ended December 31, 2005, as compensation by Cingular Wireless, Inc. for the termination of IXI’s agreement with AT&T Wireless.

Research and development expenses, net

IXI’s net research and development expenses increased by 61% to approximately $6.9 million for the year ended December 31, 2006 from approximately $4.3 million for the year ended December 31, 2005. The increase was primarily attributable to an increase in the headcount and fixed overhead and facility costs in the amount of approximately $852,000, and additional expenses of approximately $1.4 million for development of new applications and new models of the Ogo device including: the development of the Ogo 2.0, a new generation of Ogo devices for individual and professional users based on a new, more advanced, technology platform and a modified hardware design, the development of additional applications of the OGO CT-17, and the development of the Ogo CT 52 device, whereas during the year ended December 31, 2005 IXI concentrated mostly upon the development of the voice application. Headcount, as used in this comparison refers to the number of positions rather than the number of employees.

Selling and Marketing expenses

IXI’s selling and marketing expenses increased by 139% to approximately $7.9 million for year ended December 31, 2006 from approximately $3.3 million for the year ended December 31, 2005. The increase was primarily attributable to approximately $3.0 million recorded as amortization of the above mentioned Keep Well Agreement during the year ended December 31, 2006. Selling and marketing expenses increased in the amount of approximately $1.4 million due to expansion of IXI’s sales and marketing activities to support the promotion of the Ogo device and due to the increase in the joint marketing efforts with IXI’s customers in the amount of approximately $230,000.

General and administrative expenses

IXI’s general and administrative expenses increased by 110% to approximately $3 million for the year ended December 31, 2006, from approximately $1.4 million for year ended December 31, 2005. The increase was primarily attributable to an increase in the headcount, fixed overhead and facility costs in the amount of approximately $722,000. Also, total stock-based compensation expense recognized for the year ended December 31, 2006 was approximately $302,000 compared to $32,000 in the year ended December 31, 2005 which resulted mainly from employee option grants in November 2005 of which expenses in accordance with FAS 123(R) amounted to $172,000 due to option grants to non-employees in November 2005. In addition, legal and audit fees increased in the amount of approximately $320,000.

Financial expenses, net

IXI’s financial expenses, net for the year ended December 31, 2006 were approximately $2.5 million compared with financial expenses, net of approximately $1.3 million during the year ended December 31, 2005. This change was primarily attributable to interest on bridge loans, which increased by approximately $1.5 million and financial expenses related to a purchase order factoring agreement amounting to approximately $150,000 compared to $0 in the year ended December 31, 2005 offset in part by reduced interest expenses of approximately $250,000 under other loans and credit lines and decrease in currency exchange rate expenses of approximately $180,000.

Net loss

IXI had a net loss from continuing operations of approximately $23.7 million, compared with net loss of approximately $344,000 million for the year ended December 31, 2006 and 2005, respectively, due to the reasons mentioned above.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenues

IXI’s revenues for the year ended December 31, 2005 were approximately $8.0 million, compared to approximately $900,000 for the year ended December 31, 2004. The revenues for the year ended December 31, 2005 included $7.4 million from sale of Ogo devices; $370,000 from PMG licenses; $160,000 revenues from AT&T Wireless for customer and product support and $15,000 from hosted services. The revenues for the year ended December 31, 2004 consisting primarily of $420,000 from sale of demonstration Ogo devices for use in marketing and point of sales and $350,000 from PMG licenses. The 2005 revenues primarily reflected commencement of sales of the Ogo devices to AT&T Wireless in 2004, the bulk of which were first recognized in 2005.

Cost of revenues

IXI’s total cost of revenues for the year ended December 31, 2005 was approximately $9.6 million, compared to approximately $1.0 million for the year ended December 31, 2004.

IXI’s cost of revenues related to the device exceeded revenues in 2005, due to a number of key factors:

•
Due to the importance to IXI of the AT&T Wireless agreement, IXI commenced sales of the Ogo devices to AT&T Wireless at a negative gross margin. IXI anticipated that the cost of the Ogo devices would be reduced over time. Cost reduction expectations were met during 2005, however, the initial negative gross margin sales accounted for most of IXI’s sales during 2005;

•
Under the agreement with AT&T Wireless, IXI was obligated to provide AT&T Wireless customers with customer service call centers, as well as to provide helpdesk support for the Ogo devices (regardless of whether such support was covered by IXI’s warranty with respect to the Ogo devices). IXI provided these support services through a third party under a services agreement which included a fixed monthly cost. IXI anticipated that the monthly payment would have been cost-effective on a per-device basis, however due to the early termination of the agreement with AT&T Wireless, the fixed monthly fees arising from the third party services agreement adversely impacted the results for 2005. Ogo is no longer being sold by Cingular Wireless and service provided to the Cingular subscribers has been discontinued by Cingular. As a consequence of Cingular’s termination of Ogo related services, IXI is no longer required to provide helpdesk support Ogo customers in the United States.

•	Inventory write downs in the amount of $242,000 due to a write off of various components intended for AT&T Wireless which were no longer in use after termination of the agreement;

•
Salaries and related personnel expenses for employees engaged in the delivery and support of IXI’s products, as well as the allocation of fixed overhead and facility costs, are fixed costs and as such, had an adverse impact on the cost of revenues due to the small number of units sold or with respect to which revenue was recognized; and

•
As of December 31, 2005, IXI recorded an accrual of $2.9 million of which $987,000 and $1.9 million were attributed to continuing operations and discontinued operations, respectively, reflecting amounts reserved as an estimate of IXI’s obligations to the OCS as a result of IXI’s license of IXI’s OS to Sasken in violation of OCS requirements plus applicable interest, which was included in cost of revenues for 2005.

IXI’s cost of revenues related to the Ogo-related hosted services consists primarily of payments to IXI’s subcontractors providing the hosted service, instant messaging service providers, salaries and related personnel expenses for employees engaged in the support of the hosted services and allocation of fixed overhead and facility costs. Cost of revenues was high in 2005 compared to the revenues, due to a number of key factors:

•
IXI commenced providing the hosted services during the fourth quarter of 2005 and the commencement of these services required the payment of several start up fees to the subcontractors providing the hosted service which were all recorded in cost of revenues during 2005;

•
IXI’s agreement with a major IM provider requires IXI to pay certain minimum fees per month, which increases over time. Until such time as IXI acquires new subscribers at a rate that matches the rate of increase in the minimum subscriber payments to the major IM provider, IXI’s costs per subscriber will continue to increase. IXI’s minimum payment in 2005 was $180,000; the minimum payment going forward is approximately $.28 million through September 2009; and

•
Salaries and related personnel expenses for employees engaged in the support of the hosted services, as well as the allocation of fixed overhead and facility costs, are fixed costs and as such, may have a smaller impact on the cost of revenues in the event that IXI’s installed base of the devices grows.

Research and development expenses, net

IXI’s net research and development expenses decreased by approximately 50% to approximately $4.3 million for the year ended December 31, 2005 from approximately $8.7 million for the year ended December 31, 2004. The decrease was primarily attributable to the fact that during the year 2004 IXI commenced and completed the development of the Ogo device, a very significant project which required investment of substantial resources. During the year 2005 IXI focused on enhancing and expanding the Ogo capabilities by adding languages, additional features like voice, RSS, and games as well as developing the hosted services, but these required less research and development resources than the initial development.

Selling and Marketing expenses

IXI’s selling and marketing expenses increased by 10% to approximately $3.3 million for the year ended December 31, 2005 from approximately $3.0 million for the year ended December 31, 2004.

General and administrative expenses

IXI’s general and administrative expenses increased by 8% to approximately $1.4 million for the year ended December 31, 2005 from approximately $1.3 million for the year ended December 31, 2004.

Other Income - gain from termination agreement with Cingular Wireless Services, Inc.

As mentioned above, IXI recorded a one-time gain of approximately $11.7 million in the year ended December 31, 2005, as compensation by Cingular Wireless, Inc. for the termination of IXI’s agreement with AT&T Wireless.

Financial expenses, net

IXI’s financial expenses, net for the year ended December 31, 2005 were approximately $1.3 million compared with financial expenses, net of approximately $1.0 million for the year ended December 31, 2004. This change is primarily attributable to an increase in the interest paid on long term loans and on convertible bridge loans in the amount of $155,000, as well as an increase in the amortization of discount attributed to detachable warrant costs in connection with short-term loans, long-term loans and convertible loans in the amount of $134,000

Net Income (loss)

IXI’s net loss from continuing operations decreased by approximately $13.8 million, or 98%, from approximately $14.1 million for the year ended December 31, 2004 to $344,000 for the year ended December 31, 2005, primarily due to the one time gain recognized following the termination of the agreement with Cingular.

Liquidity and Capital Resources

As of March 31, 2007, we had cash and cash equivalents aggregating approximately $750 thousand.

IXI Funding

Since our inception, our operations have been funded through capital investments from our stockholders, loans from venture lenders and banks, OCS grants and cash flow from operations.

Working Capital Needs

Since our founding, we have generated recurring losses from operations and negative cash flows from operating activities. As of March 31, 2007, we had a stockholders’ deficiency of approximately $29.4 million and working capital deficiency of $10.9 million. IXI plans to continue to finance its operations through raising additional capital, and in the longer term, to generate sufficient revenues to finance its operations. There can be no assurances, however, that we will be successful in obtaining an adequate level of financing needed for current operations and long-term development. Therefore, our auditor expressed substantial doubt regarding our ability to continue as a going concern due to our working capital deficiency as of December 31, 2006 and continuing losses. We may need to raise additional funds to expand our business and manage our growth. The amount and timing of these capital requirements will depend on many factors. At this time, the amount of additional capital that we will require in the future is not quantifiable and timing thereof is not determinable. If we cannot maintain or obtain adequate capital to manage our business strategy and expected growth targets, our business, results of operations and financial condition may be adversely affected.

The main drivers for our working capital needs are the following:

Fulfillment of expanding Ogo sales orders. Our current payment terms with most of our suppliers are such that we need to pay a significant portion of the manufacturing costs relating to the Ogo devices prior to their delivery. The standard payment terms which we extend to our customers require payment within 30 days of delivery of the devices. Consequently, we are often forced to finance outstanding sales orders for several months. As our sales grow, significant cash will be required to finance its purchases of Ogo devices from its suppliers.

In June 2006, we entered into a purchase order factoring agreement with Ampa Capital Ltd. (“Ampa”) according to which Ampa has funded certain payments to our suppliers in the amount of $2 million in consideration for a commission and reimbursement of expenses; as security for the transaction we have transferred to Ampa a certain letter of credit established by one of our customers.

Currently, we do not independently generate sufficient cash to meet our day to day operations needs and commitments. In addition to our regular operating needs (such as our research and development expenses, sales and marketing expenses and general and administrative expenses), as of December 31, 2006, we had the following contractual obligations and commercial commitments:

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
		(in thousands)
Operating leases(1)	$1,329	$556	$773	$0	$0
Motor vehicles leases	$468	$299	$169	$0	$0
Purchase obligations(2)	$3,000	$3,000	$0	$0	$0
Other long-term commitment(3)	$9,027	$8,393	$634	$0	$0
Severance pay(4)	$721
Bridge Loan	$21,067	$0	$21,067	$0	$0
Total contractual Obligations	$35,612	$12,248	$22,643	$0	$0

(1)	The operating leases are for the premises that we lease for our operations, research and development, sales and marketing and headquarters.

(2)	As of December 31, 2006, we had open purchase orders with third party suppliers mainly for the manufacturing of the Ogo devices for the total amount of approximately $3 million.

(3)
The agreement with a major IM provider provides for minimum amounts committed to be paid by us by September 2009 of $2.8 million. The other agreements with our third-party provider of hosted services and another major IM supplier provides for an aggregate minimum amounts commitment to be paid by us for the years 2007, 2008 and 2009 in the amount of $413,000, $604,000 and $30,000, respectively.

(4)
Severance pay relates to accrued severance obligations to our Israeli employees as required under the Israeli labor law. These obligations are payable only upon termination, retirement or death of the respective employee and there is no obligation if the employee voluntarily resigns. Of this amount only $125,000 is unfunded.

Bridge loans

In order to satisfy IXI’s working capital requirements prior to the completion of the merger, on June 20, 2006, IXI entered into a bridge loan agreement, as amended, with Southpoint and IXI R&D, IXI’s wholly-owned subsidiary. Pursuant to the terms of the bridge loan, Southpoint loaned to IXI R&D $20 million (from which we paid $1.7 million in cash compensation to certain private placement agents and $700,000 in cash compensation, upon consummation of the merger, to certain financial institutions providing advisory services to us), with us acting as guarantor thereto. The bridge loan bears interest of 10% per annum.

The bridge loan will be repaid upon the earlier of: (1) June 6, 2008 (the “Repayment Date”); (2) the acceleration of the bridge loan in accordance with the agreement and (3) June 6, 2009, unless prepaid by IXI R&D (the events in (2) and (3) above being referred to as the “Maturity Date”). We have unconditionally guaranteed all of the obligations of IXI R&D under the financing documents, and all obligations of IXI and IXI R&D are secured by a perfected first priority security interest on our and IXI R&D’s assets (subject to limited exceptions).

In addition, Landa and the Gemini Funds (the “Guarantors”), both stockholders of IXI who previously guaranteed a credit line and a loan received by IXI R&D from Bank Leumi Le’Israel Ltd. (the “Bank”) in the total amount of $8 million (the “Guaranty”), have undertaken in a Letter Agreement dated June 19, 2006 (the “Letter Agreement”) to extend their Guaranty and to maintain the existing bank credit line and loan at $8 million until the Repayment Date or Maturity Date (as the case may be). Pursuant to the Letter Agreement, each of the Guarantors is entitled to assume all or any part of any amounts owed by IXI R&D to the Bank under the line of credit or under the loan and in any such event any such assuming Guarantor shall be entitled to the same rights and benefits conferred to the bridge lender by the Bridge Loan Agreement. In consideration of the extension of the Guaranty, the Guarantors are entitled to a fee equal to the difference between the interest paid to Bank Leumi Le’Israel Ltd. and the amount of interest that IXI would have paid to Bank Leumi Le’Israel Ltd. if IXI’s credit facility bore interest at a rate equal to the rate set forth in the Bridge Loan Agreement. As of March 31, 2007, we owed an aggregate of $131,839 to Landa and the Gemini Funds in consideration for their guarantee of this credit facility.

With the consummation of the merger, Southpoint received 1,000,000 shares of our common stock and the Guarantors received 400,000 shares of our common stock. We also issued an additional 30,000 shares of common stock to certain private placement agents who participated in identifying potential bridge lenders, together with cash compensation in the amount of $1.7 million. In addition, each of Southpoint and the Guarantors will be entitled to convert all or part of its respective debt facility (including accrued interest thereon), into shares of our common stock until June 6, 2008, at a price of $5.50 per share. Furthermore, if each of the above convert 50% or more of its respective debt facility (excluding accrued interest thereon), it will be entitled to receive warrants to purchase common stock at an exercise price of $5.00, expiring in 2009. The maximum total number of shares under the warrants will be 1,000,000, allocated between Southpoint and the Guarantors according to the proportionate amount of their debt facility. We have assumed the foregoing obligations in conjunction with and as part of the merger. Southpoint and the Guarantors have agreed to be subject to lock-up arrangements which have been agreed to by the principal stockholders of IXI (excluding warrants to purchase shares of our common stock that may be issued to the private placement agents in connection with the conversion of Southpoint’s debt facility) and will be entitled to registration rights on the same terms as those stockholders.

We accounted for the warrants that may be issued under EITF 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments”. Since the conversion of the convertible debt is a contingent upon future events, the beneficial conversion feature of the debt will be recorded to the extent that triggering event occurs and the contingency is resolved, based on the original fair value of our shares on the date of issuance of the convertible debt. In addition, since the issuance of the warrants is dependent upon the conversion of the debt, the relative fair value of the warrants will be recorded upon conversion of the debt, based on the original fair value of our warrants on the date of issuance of the convertible debt.

In December 2006, the parties to the bridge loan agreed to amend the loan. According to the amendment, the interest rate of the loan is a flat interest of 10% per annum throughout the term of the loan (as opposed to 20% as of the second year of the loan). Furthermore, the lender is entitled to receive 1,000,000 shares of our common stock (as opposed to 600,000 shares under the previous terms) and the guarantors are entitled to receive 400,000 shares of common stock (as opposed to 240,000 shares under the previous terms). All other terms of the loan remain the same.

The modification to the terms of the bridge loan will be accounted for under the provisions of EITF 06-6, “Debtor’s Accounting For A Modification (or Exchange) of Convertible Debt Instruments”, as an extinguishment of the bridge loan, and the issuance of a new loan under the modified terms, and as such, we might be required to record a significant immediate loss as additional financial expenses upon modification.

Due to the prolonged merger process and in order to satisfy IXI’s working capital requirements prior to consummation of the merger, IXI and IXI R&D entered into the March 2007 Loans with certain IXI shareholders and lenders of the Convertible Bridge Loan under which IXI received gross of $6 million in two tranches of $3 million each. The March 2007 Loans bear interest at the rate of 10% per annum. One-half of the March 2007 Loans is to be repaid on June 6, 2008 and the balance of the March 2007 Loans shall be due and payable on June 6, 2009, in each case together with any interest accrued and unpaid thereon. Thereafter, IXI borrowed an additional $5 million of which $1.5 million has been repaid with the rest of the balance to be repaid by August 6, 2007.

Capital investments

To date, IXI has raised over $60 million in investments from it stockholders. In the last three years, the major financing rounds were the following:

In January and February 2003, IXI issued additional series C convertible preferred stock in consideration of $9 million.

In August 2004, IXI issued series D convertible preferred stock in consideration of $12 million ($3.5 million of which was represented by the conversion of convertible loans which were made in the financing round in May and July 2004).

In January and February 2005, IXI issued additional series D convertible preferred stock in consideration of $10 million.

In January and February 2006, IXI issued series D-1 convertible preferred stock in consideration of the conversion of a convertible loan made to IXI in July 2005 in the amount of $6.3 million, including interest on the converted loan.

Short term loans

In December 2004, IXI received a short-term loan from an Israeli bank in the amount of $1.3 million, which bore interest at an annual interest rate of 5.4% and was repaid in one installment on January 3, 2005. This short-term loan was guaranteed by certain IXI stockholders.

In October 2005, IXI R&D received a short-term bank credit from an Israeli bank in the amount of $750,000 which bears annual interest at a rate of LIBOR + 3%. In January, 2006, the short-term bank credit was fully repaid by IXI R&D.

In March 2006, IXI received a short-term loan from an Israeli bank, guaranteed by the Guarantors, in the amount of $4 million, which bears annual interest at a rate of 9% and is to be repaid in full in a single installment on June 29, 2006. In April, 2006, the Guarantors guaranteed a credit line from the same Israeli bank in the amount of up to $4 million. The Guarantors have undertaken in the Letter Agreement to extend their guaranty and to maintain the existing bank credit line and loan at $8 million until the Repayment Date or Maturity Date (as the case may be). On December 31, 2006, the Company received an extension of the term of the $8 million short-term bank credit, to be repaid on May 15, 2007. For further discussion see the section “Liquidity and Capital Resources - Bridge Loans.”

On June 8, 2006, IXI R&D received a short-term loan from an Israeli bank in the amount of $2 million which bore annual interest at a rate of LIBOR + 4% and was repaid in full in a single installment on June 20, 2006.

Long term loans

In August 2003, IXI and certain affiliates of Western Technology Investments, a venture lender which was also a stockholder of IXI, signed a loan and security agreement in the amount of up to $4.5 million which was fully drawn by IXI in January 2004. The loan bore interest at an annual rate equal to the U.S. dollar prime rate plus 9.2% on $2.0 million of the loan and the prime rate plus 9.4% on the remaining $2.5 million and is to be repaid in 30 monthly installments (the last installment was scheduled to be paid in July 2006). During the years ended December 31, 2006, 2005 and 2004 principal amounts of $1.0 million, $1.8 million, $1.3 million respectively were repaid by IXI.

In October 2004, IXI signed a second loan and security agreement with certain affiliates of Western Technology Investments in the amount of up to $5.0 million, of which approximately $3.0 million was drawn in November 2004. The loan bore interest at the annual rate of 12.1% (which was indexed to the base prime rate of 4.75%) and is to be repaid in 30 monthly installments. During the three months ended March 31, 2007 and the years ended December 31, 2006, 2005 and 2004 principal amounts of 0$, $1.6 million, $1.1 million and $86,000 respectively were repaid by IXI.

The total outstanding amount of both loans was repaid upon consummation of the bridge loan with Southpoint and the floating charge on the assets of IXI R&D was replaced with a floating charge in favor of Southpoint.

Cash Flow Analysis

IXI’s continuing operating activities used cash in the amount of approximately $3.1 million for the three months ended March 31, 2007, compared with cash used in operating activities of approximately $2 million for the three months ended March 31, 2006. This increase was mainly due to increase in continuing losses of approximately $2.2 million, offset mainly by an increase in other receivables, prepaid expenses and vendor advance payments of approximately $1.2 million.

IXI’s investing activities relating to its continuing operations used cash in the amount of $51 thousand for the three months ended March 31, 2007, compared with cash used in investing activities of approximately $16 thousand for the three months ended March 31, 2006. In each period, cash was primarily used for purchase of property and equipment.

IXI’s financing activities provided cash in the amount of approximately $1.2 million for the three months ended March 31, 2007. These are due to gross proceeds from Long Term Loan in the amount of approximately $1 million, and proceeds from short-term bank loans in the amount of approximately $219 thousand. IXI’s financing activities provided cash in the amount of $2.7 million the three months ended March 31, 2006 due to proceeds from short-term bank loans in the amount of $4.3 million which were offset by the repayment of a short-term bank loan in the amount of approximately $750 thousand and a long-term bank loan in the amount of approximately $790 thousand.

IXI’s continuing operating activities used cash in the amount of approximately $17.3 million for the year ended December 31, 2006, compared with cash used in operating activities of approximately $6.5 million for the year ended December 31, 2005.This increase was mainly due to continuing losses of approximately $23.7 million, and an increase in inventories totaling approximately $6.0 million, offset mainly by an increase in deferred revenues of approximately $8.8 million, and amortization of discounts attributed to detachable warrant costs and guarantee costs of approximately $3.5 million.

IXI’s continuing operating activities used cash in the amount of approximately $6.5 million for the year ended December 31, 2005, compared with cash used in operating activities of approximately $12.4 million in the year ended December 31, 2004. This decrease in cash used was primarily due to the termination of IXI’s agreement with Cingular Wireless which resulted in a cash injection to IXI of $3.9 million.

IXI’s investing activities relating to its continuing operations used cash in the amount of $343,000 in the year ended December 31, 2006, compared with $224,000 in the year ended December 31, 2005 and with $414,000 in the year ended December 31, 2004. In each period, cash was primarily used for purchase of property and equipment.

IXI’s financing activities provided cash in the amount of approximately $20.9 million in the year ended December 31, 2006. These are due to gross proceeds from the Bridge Loan in the amount of approximately $20 million, and proceeds from short-term bank loans in the amount of approximately $6.8 million, which were offset by the repayment of short term bank credit line in the amount of approximately $750,000, repayment of a long-term bank loan in the amount of approximately $2.6 million and a payment of debt issuance cost of approximately $2.5 million. IXI’s financing activities provided cash in the amount of $12.9 million in the year ended December 31, 2005 due to proceeds from issuance of equity securities (net of issuance expenses) in the amount of approximately $10.2, proceeds from short-term bank loans in the amount of $750,000 and proceeds from convertible loans in the amount of approximately $6.1 million which were offset by the repayment of a short-term bank loan in the amount of approximately $1.3 million and a long-term bank loan in the amount of approximately $2.9 million.

IXI’s financing activities provided cash in the amount of approximately $18.6 million in the year ended December 31, 2004 due to proceeds from issuance of equity securities (net of issuance expenses) in the amount of $8.2 million, proceeds from short-term bank loans in the amount of $1.2 million, proceeds from long-term loans in the amount of $6.9 million and proceeds from convertible bridge loan in the amount of $3.5 million, offset by the repayment of a long-term bank loan in the amount of $1.4 million.

IXI had working capital deficiency of approximately $10.9 million as of March 31, 2007, $5.5 million at December 31, 2006 and $4.0 million at December 31, 2005 and IXI’s ratio of current assets to current liabilities was 0.66 at March 31, 2007, 0.82 at December 31, 2006 and 0.74 at December 31, 2005.

Off-Balance Sheet Arrangements

There are currently no off-balance sheet arrangements, nor any during the last three years, that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to us.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of losses related to changes in market prices and foreign exchange rates, that may adversely impact our consolidated financial position, results of operations or cash flows.

Foreign Exchange Risk

Although we report our consolidated financial statements in U.S. dollars, in 2005 and 2006 a portion of IXI’s revenues and expenses was denominated in other currencies.

Monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation”. All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statement of income as financial income or expenses, as appropriate.

Consequently, fluctuations in the rates of exchange between the dollar and non-dollar currencies will affect our results of operations. An increase in the value of a particular currency relative to the dollar will increase the dollar reporting value for transactions, and a decrease in the value of that currency relative to the dollar will decrease the dollar reporting value for those transactions. This effect on the dollar reporting value for transactions is generally only partially offset by the impact that currency fluctuations may have on costs. We currently do not engage in currency hedging transactions to offset the risks associated with variations in currency exchange rates but intends to do this in the near future. Due to the instability of the foreign currency markets, significant foreign currency fluctuations and other foreign exchange risks may have a material adverse effect on our business, financial condition and results of operations.

Corporate Tax

Domestic

At December 31, 2006, we had U.S. federal net operating losses carryforwards of approximately $18 million that can be carried forward and offset against taxable income, subject to ordinary corporate tax in the United States, and expiring from 2021 through 2026.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization. A full valuation allowance was provided to reduce the benefit of net operating losses, since it is more likely than not that such tax benefits will not be utilized in the foreseeable future.

Net operating loss carryforwards

We have accumulated operating losses that can be carried forward and offset against taxable income, and which result in deferred tax assets. We currently believe that it is more likely than not that the deferred tax regarding the carryforward of losses will not be realized in the foreseeable future, and provides a valuation allowance to reduce the benefit of the deferred tax assets. The change in valuation allowance as of December 31, 2006 compared to December 31, 2005 was an increase in the amount of approximately $906,000.

Foreign

At December 31, 2006, IXI R&D had accumulated losses for tax purposes in the amount of approximately $52 million, which may be carried forward and offset against taxable income in the future for an indefinite period.

We expect that during the period in which these tax losses related to IXI R&D are utilized, our income would be substantially tax exempt. Accordingly, no deferred income taxes in respect of such losses have been included in our financial statements.

General corporate tax structure in Israel

On July 25, 2005, the Knesset (Israeli Parliament) approved the Law of the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2006 - 31%, in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and in 2010 and thereafter - 25%.

As discussed below, however, the rate is effectively reduced for income derived from an Approved Enterprise.

Law for the Encouragement of Capital Investments, 1959

IXI’s facilities in Israel have been granted Approved Enterprise status under the Law for the Encouragement of Capital Investments, 1959, commonly referred to as the Investment Law. The Investment Law provides that capital investments in a production facility (or other eligible assets) may be designated as an Approved Enterprise. Until recently, the designation required advance approval from the Investment Center of the Israel Ministry of Industry, Trade and Labor (the Investment Center). Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

A company that owns an Approved Enterprise is eligible for governmental grants, but may elect to receive an alternative package comprised of tax benefits (Alternative Track). Under the Alternative Track, a company’s undistributed income derived from an Approved Enterprise is exempt from corporate tax for a period of two years. The exemption begins in the first year that the company realizes taxable income from the Approved Enterprise.

After expiration of the initial tax exemption period, the company is eligible for a reduced corporate tax rate of 10% to 25% for the following five to eight years, depending on the extent of foreign investment in the company (as shown in the table below). The benefits period is limited to 12 years from year of operation of the investment under the approved plan or 14 years from the date of the approval, whichever is earlier. A company in which more than 25% of the stockholders are non-residents of Israel, defined in the Investment Law as a Foreign Investors Company, may be eligible for benefits for an extended period of up to ten years.

The tax benefits derived from any certificate of approval relate only to taxable income attributable to the specific Approved Enterprise. To the extent we have more than one approval or only a portion of our capital investments are approved, our effective tax rate will be the result of a weighted combination of the applicable rates.

Percent of Foreign Ownership	Rate of Reduced Tax	Reduced Tax Period	Tax Exemption Period
0-25%	25%	5 years	2 years
25-49%	25%	8 years	2 years
49-74%	20%	8 years	2 years
74-90%	15%	8 years	2 years
90-100%	10%	8 years	2 years

Our percentage of foreign ownership will be examined by the Tax Authorities only after we used all our loss carryforwards and following the two years tax exemption period.

If a company distributes dividends from tax-exempt Approved Enterprise income, the company will be taxed on the otherwise exempt income at the same reduced corporate tax rate that applies to it after the initial exemption period. Distribution of dividends derived from Approved Enterprise income that was taxed at reduced rates, but not tax exempt, does not result in additional tax consequences to the company. A stockholder who receives dividends derived from Approved Enterprise income is generally taxed at a rate of 15%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years (the limitation of 12 years does not apply to a Foreign Investors Company).

Currently, IXI R&D has one Approved Enterprise programs under the alternative track of the Investment Law. We have derived, and expect to continue to derive, a substantial portion of our operating income from our Approved Enterprise facilities. We may therefore eligible for a tax exemption for a period of two years on undistributed Approved Enterprise income, and an additional subsequent period of five to eight years of reduced corporate tax rates ranging between 10% and 25%, depending on the level of foreign ownership of our shares. We intend to continue to apply for Approved Enterprise programs, but we cannot assure you that we will do so or that we will be successful. If dividends are distributed out of tax exempt profits, we will become liable for tax at the rate applicable to its profits from the Approved Enterprise in the year in which the income was earned, had it not chosen the alternative track of benefits (currently between 10%-25%).

The benefits available to an Approved Enterprise are conditioned upon terms stipulated in the Investment Law and the related regulations (which include making specified investments in property and equipment, and financing a percentage of these investments with share capital), and the criteria set forth in the applicable certificate of approval. If IXI does not fulfill these conditions in whole or in part, the benefits can be cancelled and it may be required to refund the amount of the benefits, linked to the Israeli consumer price index plus interest.

We got an approval from the Investment Center of the Israeli Ministry of Industry, Trade and Labor to change the business program of our Approved Enterprise and expand the product definition initially approved by the Investment Center.On April 1, 2005, an amendment to the Investment Law came into effect, which revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise). Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process. The amendment does not apply to investment programs approved prior to December 31, 2004. The new tax regime will apply to new investment programs only. Therefore, IXI R&D’s existing Approved Enterprise will generally not be subject to the provisions of the Amendment.

We applied for a pre ruling application from the Tax Authorities, and are expected to be a ‘Privileged Enterprise’ according to the Amendment of New Law.

As a result of the Amendment, tax-exempt income generated under the provisions of the new law, will subject us to taxes upon dividends or liquidation, and we may be required to record deferred tax liability with respect to such tax-exempt income. As of March 31, 2007, we did not generate income under the provision of the Amendment.

Special provisions relating to taxation under inflationary conditions

The Income Tax (Inflationary Adjustments) Law, 1985, was designed to neutralize the erosion of capital investments in business and to prevent tax benefits resulting from deduction of inflationary expenses. This law applies a supplementary set of inflationary adjustments to the normal taxable profits computed under regular historical cost principles. Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, in accordance with changes in the Israeli consumer price index. IXI R&D is taxed under this law.

Taxation of non-Israeli stockholders on receipt of dividends

Under Israeli tax law, a distribution of dividends from income attributable to an Approved Enterprise will be subject to tax in Israel at the rate of 15%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years. Any distribution of dividends from income that is not attributable to an Approved Enterprise will be subject to tax in Israel at the rate of 25%.

Under the United States-Israel tax treaty, the maximum tax on dividends paid to a holder of the ordinary shares who is a United States resident is 25%. Dividends received by a United States company that holds at least 10% of IXI’s voting rights will be subject to withholding tax at the rate of 12.5%, provided certain other conditions in the tax treaty are met (or at the tax rate of 15% in respect of dividends paid from income attributable to IXI’s Approved Enterprises).

BUSINESS

General

We provide solutions that bring innovative, data-centric mobile devices and services to the mass market. It offers an end-to-end mobile solution, including devices and hosted services, to mobile operators, MVNOs, and ISPs in a number of international markets. Our Ogo™ devices are designed to improve the mobile user experience and increase mobile data usage by offering access to popular applications and services, including email, IM, SMS, headlines and other Web information through RSS, mobile voice, Web browsing and games, at relatively low end-user prices. Our hosted services (such as email and IM gateways) allow our customers to efficiently deliver applications that require intermediation between the server and the device. These hosted services, in combination with the Ogo devices, present potential customers with a complete end-to-end solution that limits the amount of infrastructure investment and other roll-out costs associated with launching Ogo devices and related services. Currently, our Ogo devices are capable of operating in countries where Global System for Mobile Communications (GSM) cellular networks are used. In the future, Ogo devices may also support other cellular air interface technologies such as Code-Division Multiple Access (CDMA).

Market Opportunity

Our goal is to assist mobile operators, MVNOs and ISPs in accelerating the growth of mobile data services. These data services capitalize on the development of high-speed wireless networks and represent a key wireless industry driver. We believe that there is increasing demand from mobile operators and MVNOs for differentiated data centric devices and applications designed for the mass market. Mobile operators, MVNOs and ISPs are all looking to provide mobile wireless counterparts to applications that have attracted substantial user communities in the PC-based wired Internet environment.

Email and IM are highly popular PC applications, with worldwide email users estimated at over 660 million in 2005 (according to Radicati Group), and worldwide IM users estimated at over 300 million in 2005, generating 1.2 billion messages daily (according to ComScore Media Metrix and IDC). Presently, these applications, although popular on the PC, have had limited mobile penetration. To date, mobile email has largely been focused on the corporate market rather than the mobile mass market. In fact, the mobile email leader, Research in Motion, Limited, which primarily targets corporate users, has only approximately 8 million subscribers. In order to further penetrate the underserved mass market, mobile operators and MVNOs are beginning to roll out mobile IM and email as part of their mobile data service offerings globally.

Mobile Operators

The worldwide mobile communications industry was estimated to have exceeded 2.1 billion subscribers at the end of 2005, nearly one-third of the world’s population (according to Portio Research). To date, mobile operators have relied on subscriber growth and a limited set of applications as key revenue drivers. As subscriber growth rates slow in many markets, and popular application growth abates and prices fall, mobile operators are increasingly looking to new sources of mobile data revenue. To facilitate data revenue growth, mobile operators have invested heavily in the rollout of high-speed data-enabled wireless networks, via technologies such as GPRS, EDGE, UMTS, HSDPA, CDMA 2000 and CDMA 1X. These high bandwidth cellular networks are capable of supporting data transfer rates of up to 2.4 megabits per second. Mobile operators are now looking to utilize these high-speed data networks for revenue growth.

MVNOs

MVNOs are mobile operators that do not own their own spectrum and generally do not have their own network infrastructure. Instead, MVNOs have business arrangements with traditional mobile operators to buy cellular bandwidth for sale to their own customers. Unlike simple resellers, MVNOs are typically well-known, well-positioned companies with high degree of marketing influence. These well-branded companies are attempting to capitalize on the popularity of mobile communications by leveraging their brand recognition and utilizing excess, available network capacity. Consequently, MVNOs compete on the basis of offering differentiated value-added services to attract customers. We believe that our end-to-end Ogo solution presents an attractive method of offering such services.

ISPs

ISPs are also looking to mobile communications as a vehicle for revenue growth as Internet access is becoming commoditized and providers are facing pricing pressure. ISPs have a history of providing Internet access, and in some cases content as well, to the mass market. Also, as trusted email providers, ISPs are a logical candidate to offer mobile email and other messaging applications such as IM, SMS and RSS. This experience with Internet access, content delivery and messaging applications for the wired, desktop environment positions ISPs as viable mobile data solutions providers.

Despite the fact that wireless carriers and ISPs have incentive to expand their reach in the mobile data mass market, the marketing of advanced data services on the cellular network is a complex process that requires attractive applications, appropriate and affordable mobile devices, and a reliable service offering. Wireless carriers and ISPs face the following challenges:

•	Increasing the usage of data services by offering applications previously available to PC-based Internet users, often free of charge, such as email and IM.

•
Introducing new mobile devices that are user friendly and ergonomically suited to extensive text input. These devices should have features such as a full keyboard, a large horizontal screen, and additional functions in order to facilitate a robust mobile messaging experience, including sending messages of larger volume and with low latency.

•
Introducing attractive mobile devices that are affordable for mass market consumption. High-end smartphone devices, which integrate the broadest array of functionalities, are typically too expensive for the consumer mass market and require significant price subsidization by wireless carriers, which they must recoup via high monthly service fees. Although we expect smartphones generally to constitute a growing but small proportion of total devices shipped globally in the medium term, we believe that wireless carriers and ISPs are also seeking affordable mobile device alternatives that can appeal to a broader market.

•	Lowering subscriber acquisition costs and simplifying the process of incorporating advanced data services on their platforms.

The Ogo Solution

We deliver mobile messaging devices and related services targeting the mass market. Our Ogo devices are designed to deliver popular messaging applications, such as instant messaging, email, news, and text messaging on optimized devices, increasing data usage and enhancing the mobile experience. These products can be tailored to meet carrier requirements, providing a platform for future revenues. We also provide hosted services including all necessary gateways and backend servers, as well as related launch and support services.

The combination of the Ogo mobile messaging devices and hosted services provides mobile operators, MVNOs and ISPs with an end-to-end solution that enables our customers to rapidly deploy Ogo devices and services with limited infrastructure investment and minimizes other roll-out costs. We believe that the ease with which potential customers can offer Ogo service to consumers will be a key driver of our future growth. Our end-to-end Ogo solution provides our customers, even those with limited mobile communications experience, a mechanism to deliver mobile messaging to their installed base as well as to attract new customers.

Our end-to-end Ogo solutions benefit both end-consumers and service providers:

•	End-consumers benefit from access to innovative, affordable mobile devices and applications, such as email, instant messaging, SMS, Web browsing, voice and news; and

•	Mobile Operators, MVNO’s and Internet Service Providers benefit from increased data usage, increased customization, and improved customer satisfaction.

While we do not directly control Ogo’s pricing to consumers, Ogo devices have been sold at retail at prices ranging from $0 (fully subsidized by the service provider) to $99, with a monthly service fee of approximately $12-18, offering a compelling alternative to higher-priced offerings.

The Ogo device package (device and service) sold by 1&1 was awarded the first prize in its category at the eco Gala, for the solution’s innovation, cost-performance level and ease of use by consumers. Professionals.eco is a registered association for the advancement of Internet use in Germany.

Since launching Ogo in September 2004 and as of March 31, 2007, we have shipped approximately $43.5 million of Ogo products. As of March 31, 2007, $21.8 million has been recognized as revenues, $10.0 million has been included, net of cost of goods sold, in Other Income due to the termination of the AT&T agreement and $11.7 million are deferred revenues yet to be recognized. Our customers have included AT&T Wireless (now Cingular Wireless) and currently include Swisscom Mobile, the leading mobile operator in Switzerland, e-kolay.net, a leading ISP in Turkey owned by Doğan Yayın Holding (DYH), Turkey’s leading media-entertainment conglomerate, 1&1, one of Europe’s leading ISPs, in conjunction with Vodafone Germany, and Ancel, Uruguay’s largest mobile operator. In December 2006, Onetouch, one of the leading mobile operators in Ghana issued a purchase order for purchase of Ogo devices. We did not enter into a specific agreement with Onetouch, and the purchase order is governed by our standard terms and conditions. Consequently, Ogo devices and related services are now available in Ghana. In January 2007, Wananchi Online Ltd, the largest Internet Service Provider in Kenya, announced that it plans to extend its ISP offering to the mobile world through our Ogo device. Wananchi Online Ltd. issued a purchase order for purchase of Ogo devices. We did not enter into a specific agreement with Wananchi Online Ltd., and the purchase order is governed by our standard terms and conditions. To date, devices under the PO were not yet delivered. In February 2007, Vimpelcom, a Russian mobile operator serving more than 47 million subscribers, announced that it intends to launch an Ogo offering aimed at the small to medium enterprise. Vimpelcom, through Betalink, a third party purchasing arm, issued a purchase order for purchase of Ogo devices, subject to our standard terms and conditions. An agreement with Vimpelcom for the provision of services is in final stages of completion. The agreement with Betalink has been finalized and executed. On March 27, 2007, Cleveland Unlimited, Inc. dba “Revol” signed a letter of intent which provides that Revol Wireless, based in Independence, Ohio, will distribute Ogo2.0 products and services as part of Revol's offering. Revol will be the first to launch Ogo2.0c, our first CDMA 3G product, with EV-DO technology in the United States. This launch is expected to occur this fall. The letter of intent between the parties outlines the general commercial understandings and sets the timeframe for the signing of a definitive agreement to be not later than May 31, 2007. However, this agreement has not been finalized yet. The distribution arrangements will be subject to FCC type approval of the device and other terms to be finally agreed by the parties. Ogo is no longer being sold by Cingular Wireless and service provided to the Cingular subscribers has been discontinued by Cingular. Since we do not provide any services to Cingular subscribers who used the Ogo and receives no revenue from their use of Cingular’s services, we do not believe that Cingular’s discontinuation of service or support for the Ogo, if any, will have a material impact on our business, financial condition or results of operation.

Strategic Objectives

We are aiming to develop into a leading provider of end-to-end mobile solutions to mobile operators, MNVOs and ISPs. We hope to enable the growth of mobile data services developed by mobile operators for the mobile mass market, including traditional consumers, professional consumers and small to medium enterprises. Our strategic objectives include the following elements:

•
Development of sales of the Ogo devices and hosted services to national and multinational mobile operators: We are focused on supporting operators in the deployment and operation of revenue enhancing devices and services, based on applications such as email, IM, SMS, RSS, Web browsing and mobile voice. We will continue to introduce additional productivity enhancement and entertainment features for Ogo in future releases;

•
Development of sales of the Ogo devices and support services to emerging MVNOs worldwide: We anticipate significant growth in the number of global providers of branded consumer goods and services that will seek to create a mobile applications and services offering for their existing customers and user communities via an MVNO. We will seek to establish ourselves as an enabler of such MVNO offerings by offering end-to-end mobile data solutions that allows an MVNO to rapidly launch Ogo devices and related services while limiting infrastructure investment and other deployment costs;

•
Development of sales of the Ogo devices and support services to ISPs worldwide: We anticipate a significant number of ISPs will seek to expand their revenues by providing mobile services, leveraging their desktop email and Internet access leadership position as well as their customer base. We will seek to establish ourselves as an enabler of such ISP offerings by offering ISPs an end-to-end mobile data device solution that can be rapidly deployed with limited infrastructure investment and other roll-out costs;

•
Expansion of the Ogo devices to address the demands of professional consumers and small to medium enterprises: We believe these potential markets are currently underserved by existing mobile messaging solutions available in the market. We envision providing an affordably-priced alternative for mobile email access as well as other value-added services; and

•
Development of new applications: We intend to include new popular desktop applications for its mobile devices and will also continue to enhance the current application set to keep pace with wired Internet and mobile voice and data trends.

Products and Services

We develop and sell data-centric wireless devices and services aimed at accelerating mobile data usage for mass market users. We market our solutions to mobile operators, MVNOs and ISPs worldwide. These customers in turn sell to end-users.

Ogo Devices

Ogo devices can be tailored to meet customer requirements. The Ogo’s graphical user interface (GUI) can be customized to address branding and customer experience needs. For IM and email, Ogo can fully interoperate with leading Internet portals, as well as operator communities.

The new Ogo devices offer the following key features:

•	A “clamshell” design that unfolds to display a large, color screen and keypad

•	A full QWERTY (or QWERTZ) keypad, 8-way navigation joystick pad for familiar and easy navigation and scroll wheel

•	Compactness (4.6”x2.7”x0.8” when closed, 5.2 oz.)

•	Special “hot keys” for simple navigation, such as dedicated email and IM buttons

•	One button displays all active messages and chats on one screen (“Ogo” button)

•	Ability to customize and assign unique sounds and visual animations to different contacts

•	IM compatible with all major providers

•	Email on most leading providers and access to email from POP3 and IMAP4 (currently the most pervasive email protocols) accounts

•	Attachment viewer of various of popular file formats

•	Push email enabling an instant notification for incoming email

•	A consolidated inbox, allowing users to view all email and text messages in one mailbox or sort by account

•	Ability to receive RSS feeds for popular news channels and communities

•	Ability to send a single message in multiple formats (e.g., email and SMS)

•	GSM voice

•	Bluetooth 2.0

•	Web browsing in both WAP and HTML formats

•	Contact and calendar applications

Currently, Ogo supports the most common email protocols such as POP3, IMAP4, AOL Mail®, MSN Hotmail® and Yahoo! Mail®.

The Ogo devices offer specific advantages to potential IXI customers:

•
Affordable price: We have designed the Ogo devices with a focus on cost optimization by designing the product to deliver only the most popular mobile messaging applications. The resulting lower cost allows our customers to price the Ogo devices attractively to end users, in particular to younger consumers, who often require subsidized pricing;

•
Customizable “look and feel”: In many cases, we provide our high volume customers the ability to define elements of the device design and influence the user interface and set of applications to best address their market’s needs. For example, in Germany, 1&1 brands the Ogo under the name “Pocket Web.” End users are able to further customize their devices by purchasing a range of self adhesive covers in various patterns;

•
Simple activation and user data synchronization: Upon purchase, end users activate the device by turning it on and following an on-screen activation wizard that facilitates the input of usernames and passwords for existing email and IM accounts the user wishes to access from the Ogo device. Ogo device activation can be done on the device or via an in-store or post-sale activation process by the device provider. Upon log-in to a given IM account via the Ogo device, the user’s IM contact lists, associated with each online account, are synchronized in real-time; and

•
Ongoing provisioning: The Ogo device’s software is upgradeable over-the-air (OTA), allowing our customers to update any device’s software in order to launch new applications (e.g. GSM voice), upgrade existing functionality or repair software remotely via the cellular network.

Ogo was initially launched by AT&T Wireless (now Cingular Wireless) in the United States in September 2004. Ogo is currently available in Switzerland, Turkey, Germany and Uruguay and Ghana and we expect to introduce Ogo in other countries, including the United States. Ogo was the first and only device of its kind to provide simultaneous, unlimited instant messaging and email from three leading Internet portals - AOL, MSN, and Yahoo! - plus text messaging, all in a sleek, clamshell device. Ogo is no longer being sold by Cingular Wireless, and services to Cingular subscribers has been discontinued by Cingular. Since we do not provide any services to the Cingular subscribers who used the Ogo and receives no revenue from their continued use of Cingular’s services, we do not believe that Cingular’s discontinuation of service or support for the Ogo, if any, will have a material impact on our business, financial condition or results of operation.

Hosted Services

As part of our end-to-end solution, we also provide a complete backend solution which incorporates all of the hosting services required to support the Ogo devices. We make it easy for our customers to rapidly launch the Ogo devices and service with limited infrastructure investment and other deployment costs. Our end-to-end solution allows our customers to focus their efforts and budget on marketing and promotion of the Ogo devices and applications versus spending significant resources on costly deployment activities.

We also provide launch and support services that enable mobile operators, MVNOs and ISPs to successfully sell Ogo. This enables our customers, even those with limited mobile data application delivery experience, to bring Ogo to market quickly and easily.

We offer the following services as part of its complete solution:

•	Instant messaging gateway

•	Email gateway

•	Push email

•	Over-the-air version upgrades

•	Over-the-air provisioning

•	Attachment reformatting

•	Portal-certified instant messaging and email services

•	A software that better addresses the needs of professional consumers, including interface with Microsoft® Exchange Server (including email, calendar and contacts)

PMG® (Personal Mobile Gateway) Technology

Our products also feature our proprietary PMG® (Personal Mobile Gateway) Technology. PMG technology allows a mobile phone or other data device to enable a variety of companion devices (such as watches, cameras, and MP3 players) to connect to the Internet and each other wirelessly. The PMG is the single connection between the wireless network and a collection of affordable and optimized mobile devices.

The PMG platform enables mobile device manufacturers to expand the ability of their products by linking them to additional mobile electronic devices. PMG technology enables wireless communications by means of the Bluetooth protocol between the core mobile device (personal mobile gateway) and other peripheral electronic devices such as a wireless earpiece, a digital camera, a mobile game console or a digital wristwatch. This allows the user to expand the capability of the core mobile device on a gradual basis by adding electronic devices optimized to deliver their primary application. These peripheral devices also share resources with the core device without replicating some costly overhead functions such as memory and processing, providing a cheaper and more flexible alternative to smartphones. PMG technology enables wireless carriers and ISPs to create additional income sources from the data transmission and the sale of additional wireless electronic devices that can be used in conjunction with existing cellular devices.

We have entered into several licensing agreements for the development and manufacture of PMG-based devices.

Current Developments

Current research and development projects that we are evaluating and may undertake include:

•
A new generation of Ogo devices for individual and professional users based on a new, more advanced, technology platform and a modified hardware design. We unveiled on February 14, 2007 at 3GSM World Congress in Barcelona its newest family of products and services, named Ogo2.0.

•	A new generation of Ogo devices based on the CDMA air interface.

•	Integrating into the current and future lineup of Ogo devices, leading mobile applications, including productivity enhancement and multimedia applications.

•	Optimizing the communication with hosted servers and gateways.

Research and Development

As of March 31, 2007, our research and development team consisted of 79 full time employees (51 located in Israel and 28 located in Romania) who carry out all engineering efforts and develop new intellectual property. We believe that companies with Israel-based research and development operations benefit from access to a sizeable skilled workforce in the high technology industry, which has been supported by government initiatives since the late 1980s. We believe that additional local talent, as we scale our operations, is therefore available.

We believe that the core strengths of our research and development team include expertise in mobile messaging software and complex mobile network systems as well as power and processing in constrained systems such as mobile devices. This expertise encompasses hardware and software integration, hardware and industrial design as well as quality assurance and testing.

We established our research and development operations in Israel in September 2000. More recently, we have begun to utilize additional research and development resources in lower cost geographies. We have established a research and development subsidiary in Romania.

Sales and Marketing

We commenced marketing the Ogo in the United States in 2004 under a development and supply agreement with AT&T Wireless Services, Inc. The agreement required AT&T Wireless to purchase $32.4 million of devices, $16.5 million of which were delivered by the end of 2004. Unlike IXI’s current arrangements with its existing customers, the agreement did not require us to provide any hosting or related services. In April 2005, following the acquisition of AT&T Wireless by Cingular Wireless, Inc., we and Cingular agreed to cancel this agreement. Our management first discovered that Cingular may discontinue the agreement in a face to face meeting held between Cingular and our chief executive officer on February 2, 2005. The cancellation followed several weeks of discussions focused on the impact of the Cingular acquisition of AT&T and the nature of the relationship between the companies thereafter. As part of Cingular’s acquisition of AT&T Wireless, Cingular decided to discontinue several product lines and activities which, to our knowledge, did not fit with Cingular’s predominant purpose in pursuing its acquisition of AT&T Wireless - namely to increase Cingular’s subscriber base. Many of these products, including the Ogo, were, to our knowledge, related to AT&T’s attempt to penetrate the data service market. In April 2005, Cingular stopped selling new Ogo devices. Our management believes that discontinuation the Ogo in the U.S. market had little to do with the Ogo’s potential for success in the U.S. market and we intend to reintroduce the Ogo into the U.S. market in the future.

Pursuant to the termination agreement with Cingular, we received a one-time cash payment of approximately $3.85 million, the return of all Ogo device inventory held by Cingular for no cost (valued by us at approximately $5.7 million), the transfer of all intellectual property rights directly relating to Ogo, including the URLs www.ogo.com, www.ogosphere.com, www.ogosphere.net and the associated intellectual property, valued by IXI at approximately $150,000. In determining the fair values, management has considered a number of factors, including valuations and appraisals. We also recorded a one-time income of $2.0 million which was previously recorded as deferred revenues upon termination of the agreement with AT&T Wireless. As a result of this termination agreement, we recorded a one-time gain of $11.7 million in 2005. However, Cingular represented 85% of ours revenues in 2005 and its loss as a customer had a material adverse impact on our sales and results of operations. As a consequence of Cingular’s termination of Ogo related services, we are no longer required to provide helpdesk support Ogo customers in the United States.

In February 2005, IXI entered into an agreement with Swisscom Mobile AG, Switzerland’s largest cellular provider, for the sale to Swisscom of Ogo devices for resale by Swisscom to end users in Switzerland and Liechtenstein. Swisscom launched Ogo and the service in November 2005.

In July 2005, IXI contracted to sell Ogo devices to e kolay.net, a leading Turkish ISP, in collaboration with Telsim (now Vodafone) and Avea, leading Turkish wireless carriers. The sales of Ogo to e-kolay.net is done through Mobicom, a Turkish distributor. e-kolay.net commercially launched Ogo in November 2005.

In October 2005, IXI entered into an agreement with a major IM provider pursuant to which IXI is able to sell e-mail and IM services as part of the complete Ogo offering. We sell Ogo with the IM services chosen to be deployed, pre-installed to the IXI customer.

In December 2005, IXI entered into an agreement with 1&1, one of the largest European ISPs, pursuant to which the customer has agreed to purchase certain minimum quantities of Ogo devices. IXI shipped devices worth approximately $2 million in December 2005 and an additional $13 million of devices through the first quarter of 2007. Due to the late deliveries to 1&1 caused by the delay of IXI’s June 2006 bridge financing, 1&1 has not completed its purchasing obligation by the end of the first quarter of 2007. Following the commercial launch of the Ogo 2.0, we are currently discussing updated purchase date and product blend with 1&1.

In May 2006, IXI entered into an agreement with Antel, the parent company of Ancel, the leading mobile operator in Uruguay for the sale to Antel of Ogo devices for resale by Ancel to end users in Uruguay. Ancel commenced selling the Ogo devices and IXI commenced providing the related hosted services in Uruguay at the end of June 2006.

In November 2006, IXI entered into an agreement with ICQ, Inc., a leading IM provider, pursuant to which IXI is able to sell additional IM services as part of the complete Ogo offering. IXI sells Ogo with the IM services chosen to be deployed, pre-installed to the IXI customer.

In December 2006, Onetouch, one of the leading mobile operators in Ghana issued a purchase order for purchase of Ogo devices. IXI did not enter into a specific agreement with Onetouch, and the purchase order is governed by IXI’s standard terms and conditions. Consequently, Ogo devices and related services are now available in Ghana.

In January 2007, Wananchi Online Ltd, the largest Internet Service Provider in Kenya, announced that it plans to extend its ISP offering to the mobile world through IXI’s Ogo device. Wananchi Online Ltd. issued a purchase order for purchase of Ogo devices. IXI did not enter into a specific agreement with Wananchi Online Ltd., and the purchase order is governed by IXI’s standard terms and conditions. To date, devices under the PO were not yet delivered.

In February 2007, Vimpelcom, a Russian mobile operator serving more than 47 million subscribers, announced that it intends to launch an Ogo offering aimed at the small to medium enterprise. Vimpelcom, through Betalink, a third party purchasing arm, issued a purchase order for purchase of Ogo devices, subject to IXI’s standard terms and conditions. An agreement between IXI and Vimpelcom for the provision of services is in final stages of completion. The agreement between IXI and Betalink has been finalized and executed.

On March 27, 2007 IXI and Cleveland Unlimited, Inc. dba “Revol” signed a letter of intent which provides that Revol Wireless, based in Independence, Ohio will distribute Ogo2.0 products and services as part of Revol’s offering. Revol will be the first to launch Ogo 2.0c, IXI’s first CDMA 3G product, with EV-DO technology in the United States. This launch is expected to occur this fall. The letter of intent between the parties, outlines the general commercial understandings and sets the timeframe for the signing of a definitive agreement to be not later than May 31, 2007. However, this agreement has not been finalized yet The distribution arrangements will be subject to FCC type approval of the device and other terms to be finally agreed by the parties.

On June 20, 2007 Mobilkom Austria AG, a Vodafone partner company, the largest cellular operator in Austria and one of the largest operators in Central Europe, announced the launch of Ogo™ device in Austria. Mobilkom has over 3.5 million subscribers in Austria and over 10 million subscribers in Europe.

We maintain a direct sales force as well as utilizing independent distributors. As of March 31, 2007, our sales and marketing team is comprised of 23 professionals worldwide.

Competition

There are a number of companies developing and marketing mobile devices for the transfer of digital information of various sorts. Accurate measures of market share are difficult because each of the devices on the market offers a different collection of functions, but due to the recent introduction of Ogo and the termination of the relationship with Cingular, our share of this market is, at present, negligible.

The dominant products in the market are the BlackBerry, marketed by Research In Motion, Limited, the Treo line of smartphones marketed by Palm, Inc. as well as smartphones marketed by a broad array of other manufacturers, and the Sidekick/Hiptop marketed by Danger, Inc. To date, a number of mobile operators have launched email and IM applications linked to services provided by several major Internet portals. However, these services are generally accessible through traditional handsets with form factors not optimized for text input, such as a standard cell phone keypad and screen.

In contrast to products from companies including Research in Motion, Palm and Danger, all of which compete with us in the QWERTY keyboard-based wireless device category, Ogo devices are specifically designed to offer a relatively low-cost solution for the delivery of mobile messaging applications, including access to the major email and IM services. We believe that we are the only company currently addressing the affordably-priced, high volume, mass market for mobile messaging devices.

The table below provides a comparison of the principal features of the various classes of products:

Type of Device	Examples	Target Audience	Included Applications	Average Purchase Price to End User (after rebates and subsidies)	Average Monthly Payment for Provided Services	Scope of Solution for Consumer Market	Scope of Solution for Professional Market
Email devices	Blackberry 8700 Blackberry 7100 Blackberry 7290	Large enterprises and professional users; government users	State-of-the-art email (fully synchronized) and basic cell phone	$200-400	$40-50+	Partial solution, limited IM support	End-to-End solution including installation of service at the enterprise with highest level of security

Smartphones	Treo 650, Nokia 9300	Large enterprises and professional users	State-of-the-art email (fully synchronized), smartphone, Internet surfing, open operating system	$200-500	$40-50+	Partial solution, limited IM support	Limited solution requiring involvement of external suppliers

Email and IM devices	Sidekick III	Youth	Email, basic cell phone, Internet surfing, basic instant messaging	$200-300	$30	Consumer youth focused product; IM support	Partial solution

Email and IM devices	Ogo	Youth and small and medium sized businesses	Email, basic cell phone, basic instant messaging, RSS, SMS, Web Browsing	$0-99	$12-18	End-to-End solution	End-to-End solution for consumer, small to medium sized businesses and professional users

We believe that by focusing on a market segment that is distinct from its competitors’, we can create differentiation that allows it to compete successfully with its competitors’ products.

Discontinued Operations

From 2003 to July 2005, IXI developed a proprietary operating system (OS) which targeted manufacturers of affordable mobile phones as well as other mobile devices. This OS was differentiated by the extremely low memory footprint and low processing power requirements, while also providing a platform to allow a mobile device manufacturer to rapidly customize and introduce new models to the market. The OS was developed through a separate business unit, which focused on licensing the OS to mobile device manufacturers. In July 2005, IXI management determined that the high cost of adapting the OS to a variety of mobile platforms and offering the extensive support required by each customer would require the continued investment of a significant amount of capital and other resources. Consequently, IXI management decided to discontinue the OS business unit, which resulted in significantly reduced operating costs in the short-term, allowing the management to focus solely on Ogo activity by transferring resources and funds to the continuing Ogo business.

Certain components of the OS are currently included in the Ogo device. IXI will continue to develop additional software applications to meet the specific needs of the Ogo devices as they evolve. This enables IXI to rapidly customize the Ogo to meet the needs of its customers while providing a cost effective solution due to the OS’s low memory foot print and low processing power requirements.

In October 2005, as part of the discontinuing of operations of IXI’s OS business, and due to IXI’s requirement to increase its cash flows, IXI granted Sasken Communication Technologies Ltd., or Sasken, a company based in India, a non-exclusive license for the use, development and sale of the OS developed by IXI. The license enables Sasken to continue the development of the OS and to market it to its customers and provides that Sasken will own any intellectual property rights resulting from the continuation of the development of the software, and IXI will retain ownership in any intellectual property licensed to Sasken. In consideration for the license, Sasken paid IXI an amount of $1.8 million, net. In addition, Sasken will pay IXI royalties for each product unit that is sold by Sasken that contains the OS or any development of it, in whole or in part, up to an aggregate amount of $5 million.

The agreement reached between IXI and Sasken was made without obtaining pre-approval from the Israeli Office of the Chief Scientist (OCS), thereby effectively breaching the OCS restrictions. IXI has applied to the OCS for retroactive approval of this license.

Manufacturing

In order to be competitive in the market, we chose to focus our resources on the value-added development only, mainly software, while outsourcing all components that are readily available from third-party suppliers and working with the third party manufacturers and suppliers with strong reputations for quality and dependability.

As part of this strategy, we chose Chi Mei, part of FoxConn group and one of the top five manufacturers in Taiwan, as the Ogo device manufacturer. Actual production of the Ogo device has recently been moved to Chi Mei’s facility in China. Chi Mei is known as the designer and manufacturer of the first Motorola mobile Windows-based phone (MPX-2XX series) and as a technology leader in Taiwan. We believe that Chi Mei has the requisite logistical, procurement and manufacturing abilities to enable us to quickly adjust to changes in customer demands for Ogo devices and services.

Currently, Chi Mei is a sole source supplier. We do not have a supply contract with Chi Mei and have no minimum commitment volume and Chi Mei is not committed to produce a specified minimum quantity of the Ogo device. Currently, the volume of Ogo devices demanded by our customers is insufficient to justify the development of alternative manufacturers. We may develop relationships with other manufacturers as customer demand for the Ogo increases. Since Ogo devices currently incorporate a modem that is proprietary to Chi Mei, the use of any alternative manufacturer would require a redesign of the Ogo devices to incorporate a different modem.

Currently, we also purchase a number of Ogo components, such as the display screens, Bluetooth chips and sound chips, from third party suppliers. The remaining components are sourced by Chi Mei.

We provide hosted Internet services that include gateways and servers hosted in various datacenters. These services are critical for the efficient delivery of certain Ogo applications, including email and IM, as well as value added functions such as over-the-air provisioning and updates. These hosted Internet services are outsourced to a small number of third party service providers.

Facilities

We maintain our principal offices in approximately 2,667 square feet of space in Redwood City, California. In addition, we maintain research and development facilities and administrative offices comprising approximately 20,500 square feet in Ra’anana, Israel and research and development facilities comprising approximately 4,200 square feet in Romania. We believe that these facilities are adequate to satisfy our requirements.

Intellectual Property

Our success depends, in large part, on its proprietary technology, processes, trade secrets and other proprietary information, and upon its ability to protect this information from unauthorized disclosure or use. We rely on a combination of copyright, trade secret and trademark laws, confidentiality agreements, contractual provisions and other similar measure common in high technology companies to protect its proprietary information.

When approaching the strategy of protecting our intellectual property, we have taken a long-term horizontal approach which covers both conceptual broad ideas and specific implementation practices. Our patent portfolio includes conceptual patents and detailed implementation patents for both software and hardware, and also business practices oriented patents. To date, we have filed over 94 patent applications in the United States, European Union, Japan, Korea and Israel, covering 50 inventions and intend to continue filing patents to protect our unique intellectual property emerging from the development of our products. Thus far, we have received 10 patents, all in the United States, each of which relate to our Personal Mobile Gateway Technology (PMG). When filing patents, we go through the following filing phases: first, filing is done in the United States; second, filing is done through the Patent Cooperation Treaty (PCT); finally filing is done in specific countries as needed after the PCT period expires. Most of our patents are pending approval of the patent offices.

We believe that the know-how, technical expertise and innovative abilities of our personnel as well as the proprietary methods which we have developed in the design and development of our products are of significant importance. Standard terms of employment contracts and contracts with subcontractors contain clauses aimed at protecting copyrights, trade marks, patents and trade secrets and also include provisions for the assignment of any intellectual property rights developed by individuals or organizations during the course of any relationship with us.

We have registered trademarks on the names “IXI,” “IXI MOBILE” and “PMG” and on the stylized IXI and “IXI MOBILE” logos as well as trademark registrations for “Ogo.” In addition, we own various URLs relating to its product names and other goodwill. The application for registration of the “Ogo” and our trademarks in the United States and Europe have been met with opposition in both jurisdictions.

We believe that the measures taken to protect our intellectual property are appropriate and commercially reasonable within the industry in which we operate.

Employees

As of March 31, 2007, IXI engaged 118 employees and 15 consultants, of whom 41 employees and 10 consultants were engaged in research and development in our Israeli facility, and 26 employees and 2 consultants were engaged in research and development in our Romanian facility. The sales and customer support department, including product marketing, engaged 23 employees and 6 consultants, with the remainder filling general and administrative, information technology, operations and internal support functions.

Government Grants and Assistance Programs

Israeli Approved Enterprise Status

The Israel Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”), provides that capital investment in a production facility (or other eligible assets) may, upon application to and approval by the Investment Center of the Israeli Ministry of Industry, Trade and Labor be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

An approved enterprise is entitled to certain benefits, including Israeli government cash grants or tax benefits. An Approved Enterprise may elect to forego any entitlement to the grants otherwise available under the Investment Law and, in lieu of the foregoing, participate in an alternative benefits program, under which the undistributed income from the Approved Enterprise is fully exempt from corporate tax for a defined period of time.

According to a Letter of Approval of May 27, 2002 (including supplements to the approval and update of the investments list of July 20, 2003), the Investment Center of the Israeli Ministry of Industry, Trade and Labor granted to our Israeli facility the status of an Approved Enterprise. We have elected to participate in the alternative program. The period of tax exemption will be two years commencing with the year in which its Israeli subsidiary first generates taxable income from the relevant Approved Enterprise, and is subject to a reduced tax rate as low as 10%-25% for an additional period of between five to eight years from when the tax exemption began, depending on the level of foreign ownership of our shares.

The actual tax rates will depend on the percentage of the non-Israeli investment in a company’s share capital (conferring rights to profits, voting and appointment of directors) and the percentage of its combined share and loan capital owned by non-Israeli residents, would apply. The lowest level of foreign investment during the year will be used to determine the relevant tax rate for that year. These tax benefits are granted for a limited period not exceeding seven years or ten years with respect to a company whose foreign investment level exceeds 25% from the first year in which the Approved Enterprise has taxable income after utilizing its net operating losses. The period of benefits may in no event, however, exceed the lesser of (a) 12 years from the year in which the program was activated or (b) 14 years from the year of receipt of Approved Enterprise status.

We got an approval from the Investment Center of the Israeli Ministry of Industry, Trade and Labor to change the business program of our Approved Enterprise and expand the product definition initially approved by the Investment Center.On April 1, 2005, the Israeli Parliament passed an amendment to the Investment Law, in which it revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise). Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process. As a result of the amendment, tax-exempt income generated under the provisions of the new law will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income. The amendment does not apply to investment programs approved prior to December 31, 2004. The new tax regime will apply to new investment programs only. Our existing Approved Enterprise will generally not be subject to the provisions of the amendment.

Israeli Office of the Chief Scientist

Our research and development efforts have been financed, in part, through grants from the Israeli Office of the Chief Scientist, or OCS. As of March 31, 2007, we have received $2,758,000 (including $1,863,000 relating to discontinued activities) of these grants. We are required to repay these grants to the OCS plus applicable interest at the LIBOR rate through payments of royalties amounting to 3% of revenues for the first three years from the date of the first repayment and between 4% and 5% of revenues beginning the fourth year from the date of the first repayment until the entire amount is repaid, including interest. In recent years, the government of Israel has accelerated the rate of repayment of OCS grants and may further accelerate them in the future. In addition, if we fail to repay the royalties to the OCS, we may be required to refund any grants previously received together with interest and penalties.

Technology developed with OCS funding is subject to transfer restrictions and any transfer of technology or manufacturing rights generally requires the approval of an OCS committee. Such approvals, if granted, could be subject to the following conditions:

•	The transfer of technology that was developed, in whole or in part, using OCS funding, would be subject to the payment to the OCS of a portion of the consideration we receive for such technology; or

•
The transfer of manufacturing rights outside of Israel could be conditioned upon either (1) payment of increased aggregate royalties, ranging from 120% to 300% of the amount of the grant plus interest, depending on the percentage of foreign manufacture and an increase at the rate of the royalties; or (2) a transfer of manufacturing rights into Israel of another product of similar or more advanced technology.

These restrictions may impair our ability to sell our technology assets or to outsource manufacturing outside of Israel and the restrictions continue to apply even after it has repaid the full amount of royalties payable for the grants.

In October 2005, as part of the discontinuation of operations of our OS business, and due to our requirement to increase our cash resources, we granted Sasken a non-exclusive license for the use, development and sale of the OS that was developed by us. The license enables Sasken to continue the development of the OS and to market it to its customers and provides that Sasken will own any intellectual property rights resulting from the continuation of the development of the software, and we will retain ownership in any intellectual property licensed to Sasken. In consideration for the license, Sasken paid to us a license fee in the amount of $1.8 million, net. In addition, Sasken will pay us royalties for each product that is sold by Sasken that contains the OS or any development of it, in whole or in part, up to an aggregate amount of $5 million. This transaction was effected without the required approval of the OCS, in breach of the terms of the OCS funding. We have applied to the OCS for retroactive approval of this license. Under a recent amendment to the Law for the Encouragement of Research and Development in the Industry, 1984, the OCS has the discretion to grant this approval, but the regulations governing calculation of the amount to be paid to the OCS in this case have not yet been promulgated. We cannot be sure that the OCS will grant retroactive approval for the license, or the exact amount which may be required to pay to the OCS if the approval is granted. We believe that we may be required to repay the entire amount of grant and have provided an allowance in our financial statements in the amount of approximately $3.1 million to reflect its estimate of our obligation to the OCS.

MANAGEMENT

Our board of directors currently consists of seven directors, all of whom will hold office for a term expiring at the next annual meeting of stockholders. Each director serves from the date of his election until the end of his term and until his successor is elected and qualified. There are not now, nor have there ever been, any other arrangements, agreements or understandings regarding the selection and nomination of the Company’s directors.

Our board of directors and executive officers are as follows:

Name	Age	Position
Gideon Barak	50	Co-Chairman of the Board
Israel Frieder	56	Co-Chairman of the Board
Amit Haller	37	President, Chief Executive Officer and Director
Lihi Segal	35	Vice President and Chief Financial Officer
Gadi Meroz	38	Vice President, Corporate Development and General Counsel
Yossi Sela	53	Director
Shlomo Shalev	44	Director
Shmuel M. Gitlin	55	Director
Matthew Hills	47	Director

Information about Directors and Executive Officers

Gideon Barak has served as co-chairman of our board since June 2007. Mr. Barak is a co-founder of IXI and has served as its chairman of the board since its inception. Mr. Barak has over 25 years of experience in the communications industry, with leading positions such as chief financial officer of DSP Group Inc., an American-Israeli company specializing in proprietary digital signal processing for consumer and telecommunications applications, co-founder and chief executive officer of DSP Communications, Inc., a spin-off of DSP Group, Inc., which was later acquired by Intel Corporation in 1999, and founder and chairman of Envara, Inc. and Butterfly VLSI, Ltd. acquired by Intel and Texas Instruments, in 2004 and 1999, respectively. Mr. Barak was also a board member of Modem Art and WIDCOMM, Inc., which were acquired by Agere Systems and Broadcom Corporation, in 2005 and 2004, respectively. Mr. Barak serves as a director of additional semiconductor and communications companies, including Metalink Ltd., Gamestream Ltd. and Advasense Inc. (founder and Chairman). Mr. Barak also serves as venture partner with Benchmark Capital. Mr. Barak is the spouse of Lihi Segal, IXI’s chief financial officer. Mr. Barak received a B.A. and M.B.A. from Tel Aviv University.

Israel Frieder served as our chairman of the board and chief executive officer from our inception until June 2007 and has served as co-chairman of our board since that date. Since January 2005, Mr. Frieder has provided management consulting services to Teledata Networks NV, a Netherlands provider of wireline access products and next generation network solutions for telecom operators and service providers. From May 2001 to December 2004, Mr. Frieder served as the president and chief executive officer of Kardan Communications Ltd., an Israeli private investment company active in various fields including telecommunications and information technology. From 1999 to May 2001, Mr. Frieder served as corporate vice president of business development and strategic planning for ECI Telecom Ltd., an Israeli Nasdaq listed provider of network and access solutions for digital telecommunications networks, and from 1996 to 1998 he served as president of ECI Telecom Inc./DNI (USA), a wholly owned subsidiary of ECI Telecom Ltd. From 1987 to 1996, Mr. Frieder served as president of Tadiran Telecommunications Ltd. Network Systems, a company that provides telecommunications solutions for operators and which was acquired by ECI Telecom. Mr. Frieder has served as a member of the board of directors of RiT Technologies Ltd., an Israeli Nasdaq Capital Market listed company that provides solutions for improved control, utilization and maintenance of computer networks, since January 2002. He has also served as a member of the board of directors of a number of private companies, including RRSat Ltd., an Israeli provider of end-to-end transmission and production services to the global satellite broadcasting industry, and Cellvine Ltd., an Israeli developer and marketer of cellular coverage and capacity solutions for the wireless telecommunications industry, and served as a member of the investment committee of Aviv Venture Capital, an Israeli venture capital firm. Mr. Frieder is a former winner of the Israel Defense Prize and the Israel Kaplan Prize. Mr. Frieder received a B.Sc. (Electrical Engineering) from the Technion Israel Institute of Technology in Haifa, Israel and an M.B.A. (with distinction) from the Hebrew University of Jerusalem in Israel.

Amit Haller has served as our president and chief executive officer and a member of our board of directors since June 2007. He has served as IXI’s president and chief executive officer and a member of its board of directors since its inception. Mr. Haller is a co-founder, president and chief executive officer of IXI. Mr. Haller has 17 years of experience in wireless technology and business development. Prior to founding IXI, Mr. Haller worked for one year at Texas Instruments, Inc., where he directed the Short Distance Wireless (Bluetooth) business unit. Until 1999, Mr. Haller served as chief executive officer of Butterfly VLSI Ltd., where he created the Short Distance Wireless (SDW) vision and developed the first complete SDW chipset (RF, Baseband and Software). Butterfly was acquired by Texas Instruments in 1999. Prior to joining Butterfly VLSI Ltd., Mr. Haller worked for four years in the Israel Defense Forces’ Research and Development Unit.

Yossi Sela has served as a member of our board of directors since June 2007 and as a member of IXI’s board of directors since August 2000. Since 1999, Mr. Sela has been the managing partner of Gemini Funds, a leading venture capital fund, which invests primarily in seed and early stage Israeli technology companies. In this capacity, Mr. Sela sits on the board of a number of Gemini Israel Funds portfolio companies, including Adimos Inc., Allot Communications, Ltd., and Saifun Semiconductors Ltd. Mr. Sela’s past board positions include Commtouch Software Ltd., Precise Software Solutions Ltd. and Envara Inc. In 1995, Mr. Sela served as the chief executive officer of Ornet Data Communication Technologies Ltd., which was a Gemini portfolio company. Mr. Sela led that company until its acquisition by Siemens AG in September 1995. From 1990 to 1992, Mr. Sela served as vice president of Marketing at DSP Group, an American-Israeli company specializing in proprietary digital signal processing for consumer and telecommunication applications. Mr. Sela later served as VP of Marketing at DSP Communications, Inc., a spin-off of DSP Group, which was acquired by Intel Corporation in 1999. From 1985 to 1989, Mr. Sela worked at Daisy Systems Inc. where he was Director for CAD Development and PCB Marketing Manager for Europe. From 1974 to 1984, Mr. Sela served in the Israel Defense Forces and was responsible for the definition and development of systems for communication applications. Mr. Sela holds a B.Sc. in Electrical Engineering from the Technion - Israel Institute of Technology and an MBA from Tel Aviv University.

Shlomo Shalev has served as a member of our board of directors since June 2007. Mr. Shalev has served as senior vice president of Ampal-American Israel Corporation (NASDAQ: AMPL), a holding company invested in various public and private companies in the technology and real estate fields, since 1997. Prior to joining Ampel, Mr. Shalev served from 1994 to 1997 as Consul-Economic Affairs, United States Northwest Region for the State of Israel. Mr. Shalev holds a B.A. in economics from Ben Gurion University and an M.B.A. from the University of San Francisco.

Shmuel M. Gitlin has served as a member of our board of directors since June 2007. Since March 2006, Mr. Gitlin has served as the Chief Financial Officer of Rampal Cellular Stockmarket Ltd., an international trader of cellular phones and digital cameras. From 1996 to February 2006, Mr. Gitlin served as Vice President of Finance of ECI Telecom Ltd., a Nasdaq Global Market listed multinational company which develops, manufactures and sells state of the art telecommunication systems. Mr. Gitlin also served as Controller of ECI Telecom from 1984 to 1996. Mr. Gitlin received a B.A. from the Bar Ilan University in Israel. Mr. Gitlin is a Certified Public Accountant in Israel.

Matthew Hills has served as a member of our board of directors since June 2007. He is a partner and co-founder of Quarry Hill Partners, a private equity firm providing growth capital to small and middle-market companies. From September 2005 to June 2006, he was a consultant to and managing director of Signature Capital, a special situations investor. From March 1996 to September 2005, he was the senior partner and co-founder of BG Affiliates, a private equity firm. From May 1993 to March 1996, he was chief planning officer of The Berkshire Group, the parent company of BG Affiliates. From March 1982 to May 1993, he was a manager with The LEK Partnership, an associate in the Corporate Finance Department of Drexel Burnham Lambert and an associate consultant at Bain & Company. He currently serves on the board of directors of K-Bro Linen Income Fund, Surebridge, and hedge funds managed by Basso Capital Management. He has previously served on the boards of directors of several other U.S. and Canadian private and public companies as well as non-profit organizations. He received a B.A. from Brandeis University and an M.B.A. from Harvard Business School.

Other Executive Officers

Lihi Segal has served as our vice president and chief financial officer since June 2007. She has also served as IXI’s vice president and chief financial officer since September 2005. Ms. Segal served as chief financial officer of RFWaves Ltd., a short-distance wireless semiconductor company, from 2002 to 2005. From 1999 to 2002, Ms. Segal served as vice president, corporate development and general counsel of several companies, including IXI, Envara and RFWaves. From 1997 to 1999, Ms. Segal was an attorney with Danziger, Klagsbald, Rosen & Co., Attorneys at Law, a law firm specializing in commercial and corporate law. Ms. Segal holds an LLB from the Buchman Faculty of Law, Tel-Aviv University, and an MBA from the Joint Executive MBA Program at Recanati, Tel Aviv University and Kellogg, Northwestern University. Ms. Segal is the spouse of Mr. Barak.

Gadi Meroz has served as our vice president, corporate development and general counsel since June 2007. Mr. Meroz has been with IXI in various legal and financial positions since July 2001, and has served most recently as vice president, corporate development since October 2005. Prior to joining IXI, Mr. Meroz was an attorney at Volovelsky, Dinstein, Sneh & Co., a law firm specializing in commercial and corporate law where Mr. Meroz focused on business and venture funding, representing public and private companies as well as venture investors. Mr. Meroz holds an LLB from the University of Leicester, UK School of Law, and holds an LL.M degree magna cum laude from Tel-Aviv University in collaboration with Boalt Hall School of Law University of California, Berkeley. In addition, Mr. Meroz holds an MBA degree from the University of Leicester, UK. Mr. Meroz is admitted to the Israeli Bar and is a member of the Law Society of England & Wales.

Advisory Positions

We from time to time engage the services of individuals with expertise in the telecommunications industry to assist our senior executives and board of directors in an advisory capacity with respect to our strategic and technical direction and development.

Meetings and Committees of the Board of Directors of the Company

During the fiscal year ended December 31, 2006, our board of directors held three meetings. Each director attended all meetings of these meetings. Although we do not have any formal policy regarding director attendance at annual stockholder meetings, we will attempt to schedule our annual meetings so that all of our directors can attend. In addition, we expect our directors to attend all board and committee meetings and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities.

Independence of Directors

We are not currently listed on a registered exchange but follow the standards for director independence established by The Nasdaq Stock Market. Our board of directors consults with our outside legal counsel to ensure that the board’s determinations are consistent with all relevant securities and other laws and regulations regarding the independence of directors. Nasdaq listing standards define an “independent director” generally as a person, other than an officer of the company, who does not have a relationship with the company that would interfere with the director’s exercise of independent judgment. Consistent with these considerations, Messrs. Sela, Shalev, Gitlin and Hills are currently our independent directors.

Audit Committee

Our board of directors has established an audit committee consisting of three directors who each qualify as an independent director. The members are Messrs. Gitlin, Hills and Shalev. The purpose of the audit committee is to appoint, retain, set compensation of, and supervise our, independent accountants, review the results and scope of the audit and other accounting related services and review our accounting practices and systems of internal accounting and disclosure controls.

Meetings and Attendance

Our audit committee was not formed until June 2007. Accordingly, it has not met yet.

Independent Registered Public Accountant Fees

The firm of Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu, was our independent registered public accountant prior to June 2007. In June 2007, in connection with the merger, we engaged Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global, and IXI’s independent registered public accountant, to act as our principal accountant.

Compensation Committee Information

No executive officer received any cash or non-cash compensation for services rendered to us prior to June 2007. In connection with our merger with IXI in June 2007, we established a compensation committee consisting of two directors who each qualify as an independent director. The members are Messrs. Sela and Shalev. The purpose of the compensation committee is to review and approve compensation paid to our officers and to administer our equity compensation plans, including authority to make and modify awards under such plans.

Compensation Arrangements for Directors

Non-employee directors receive varying levels of compensation for their services as directors based on their eligibility to members of our audit and compensation committees. We anticipate determining director compensation in accordance with industry practice and standards.

Nominating Committee Information

We have a nominating committee. The members are Messrs. Sela and Shalev, each an independent director. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee will consider persons identified by its members, management, stockholders, investment bankers and others.

We do not have any restrictions on stockholder nominations under our amended and restated certificate of incorporation or by-laws. The only restrictions are those applicable generally under Delaware corporate law and the federal proxy rules. Stockholders may communicate nominee suggestions directly to any of the board members, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. Although there are no formal criteria for nominees, the board of directors believes that persons should be actively engaged in business endeavors.

Compensation Discussion and Analysis

Overall, we seek to provide total compensation packages that are competitive in terms of potential value to its executives, and which are tailored to the unique characteristics and our needs within the mobile communications industry in order to create an executive compensation program that will adequately reward our executives for their roles in creating value for our shareholders. We intend to be competitive with other similarly situated companies in our industry. The compensation decisions regarding our executives will be based on our need to attract individuals with the skills necessary for us to achieve our business plan, to reward those individuals fairly over time, and to retain those individuals who continue to perform at or above our expectations.

It is anticipated that our executives’ compensation will have three primary components - salary, cash incentive bonus and stock-based awards. We will view the three components of executive compensation as related but distinct. Although our compensation committee will review total compensation, we do not believe that significant compensation derived from one component of compensation should negate or reduce compensation from other components. We anticipate determining the appropriate level for each compensation component based in part, but not exclusively, on our view of internal equity and consistency, individual performance and other information deemed relevant and timely. We have not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation, or among different forms of compensation.

In addition to the guidance provided by our compensation committee, we may utilize the services of third parties from time to time in connection with the hiring and compensation awarded to executive employees. This could include subscriptions to executive compensation surveys and other databases.

Our compensation committee will be charged with performing an annual review of our executive officers’ cash compensation and equity holdings to determine whether they provide adequate incentives and motivation to executive officers and whether they adequately compensate the executive officers relative to comparable officers in other companies.

Benchmarking of Cash and Equity Compensation

We believe it is important when making compensation-related decisions to be informed as to current practices of similarly situated publicly held companies in the mobile communications industry. We expect that the compensation committee will stay apprised of the cash and equity compensation practices of publicly held companies in the mobile communications industry through the review of such companies’ public reports and through other resources. It is expected that any companies chosen for inclusion in any benchmarking group would have business characteristics comparable to our company, including revenues, financial growth metrics, stage of development, employee headcount and market capitalization. While benchmarking may not always be appropriate as a stand-alone tool for setting compensation due to the aspects of our business and objectives that may be unique to our company, we generally believe that gathering this information will be an important part of our compensation-related decision-making process.

Compensation Components

Base Salary. Generally, we, working with the compensation committee, anticipate setting executive base salaries at levels comparable with those of executives in similar positions and with similar responsibilities at comparable companies. We will seek to maintain base salary amounts at or near the industry norms while avoiding paying amounts in excess of what we believe is necessary to motivate executives to meet corporate goals. It is anticipated base salaries will generally be reviewed annually, subject to terms of employment agreements, and that the compensation committee and board will seek to adjust base salary amounts to realign such salaries with industry norms after taking into account individual responsibilities, performance and experience.

Annual Bonuses. We intend to design and utilize cash incentive bonuses for executives to focus them on achieving key operational and financial objectives within a yearly time horizon. Near the beginning of each year, the board, upon the recommendation of the compensation committee and subject to any applicable employment agreements, will determine performance parameters for appropriate executives. At the end of each year, the board and compensation committee will determine the level of achievement for each corporate goal.

We will structure cash incentive bonus compensation so that it is taxable to our employees at the time it becomes available to them. At this time, it is not anticipated that any executive officer’s annual cash compensation will exceed $1 million, and we have accordingly not made any plans to qualify for any compensation deductions under Section 162(m) of the Internal Revenue Code.

Equity Awards. We also will use stock options and other stock-based awards to reward long-term performance. We believe that providing a meaningful portion of our executives’ total compensation package in stock options and other stock-based awards will align the incentives of our executives with the interests of our stockholders and with our long-term success. The compensation committee and board will develop their equity award determinations based on their judgments as to whether the complete compensation packages provided to our executives, including prior equity awards, are sufficient to retain, motivate and adequately award the executives.

Other Compensation. We will establish and maintain various employee benefit plans, including medical, dental, life insurance and 401(k) plans. These plans will be available to all salaried employees and will not discriminate in favor of executive officers. We may extend other perquisites to our executives that are not available to our employees generally.

Employment Agreements

Israel Frieder

IXI R&D is party to a management services agreement with A.A. Pearl Investments Ltd. This agreement provides that A.A. Pearl will make Israel Frieder’s services as co-chairman of the board available to us commencing on June 6, 2007 and expiring on June 6, 2009. The agreement will automatically renew for additional terms of one year each, unless terminated by either party by at least 90 days’ notice prior to a scheduled expiration date.

The agreement provides for a monthly management fee of $17,500 (or $210,000 per year). A.A. Pearl will also be entitled to reimbursement for all normal, usual and necessary expenses incurred or paid by it or Mr. Frieder in the performance of Mr. Frieder’s duties. A.A. Pearl will be paid an additional amount on account of daily travel expenses to which Mr. Frieder may be entitled under Israeli law. At A.A. Pearl’s option, we will provide A.A. Pearl with an automobile for Mr. Frieder’s use and pay the expenses associated therewith subject to an agreed decrease the monthly payments due A.A. Pearl. So long as A.A. Pearl is provided with an automobile for Mr. Frieder’s use, A.A. Pearl will not be entitled to reimbursement of daily travel expenses or similar costs. Mr. Frieder will also be entitled to participate in bonus arrangements and equity compensation grants from time to time based on the determination of our board or compensation committee.

If the agreement is terminated by us for any reason other than a termination for cause or is terminated by A.A. Pearl for a justifiable reason (as such terms are defined in the agreement):

•	A.A. Pearl will be entitled to receive an amount equal to its management fee for the twelve-month period following such termination (the “Severance Period”);

•
options to purchase shares of our common stock that may be granted to A.A. Pearl or Mr. Frieder in the future, if any, will become vested; and the exercise period of such options shall be extended to the full term of such options, which shall be deemed to be 10 years if the plan governing any such option does not contain a provision in such regard or earlier upon a “change of control” event (as defined in the relevant stock option plan);

•
A.A. Pearl or Mr. Frieder, as applicable, will be entitled to receive formulaic bonuses, if any, that would have been due during the Severance Period; if the Severance Period ends prior to the completion of any calendar year or prior to the publication of our financial statements for a given calendar year, A.A. Pearl or Mr. Frieder will be entitled to a proportionate share of such bonuses.

If a termination for cause of the management services agreement is effected by us or if A.A. Pearl terminates the management services agreement other than for a justifiable reason, A.A. Pearl or Mr. Frieder shall be entitled only to the management fee, options and bonuses (subject to vesting events and conditions precedent) that would have been due to them in the three-month period following giving of the notice of termination. Options that vest prior to the expiration of such three-month period shall be exercisable no later than six months following such date or earlier upon a “change of control” event (as defined in the relevant stock option plan).

The management services agreement also contains provisions relating to the protection of the confidentiality of proprietary information, assignment of inventions and restrictions on the ability of A.A. Pearl and Mr. Frieder to compete and solicit employees and customers for six months following expiration or termination of the agreement for whatever reason.

Gideon Barak

We are party to an agreement with Gideon Barak. Pursuant to Mr. Barak’s employment agreement, he serves as our co-chairman of the board, as well as that of IXI and IXI R&D (collectively, the “Group”) commencing as of June 6, 2007 and continuing until the agreement may be terminated by either party on 90 days’ prior notice to the other party. The agreement will also terminate upon a termination for cause by IXI or if terminated by Mr. Barak for justifiable reason (as such terms are defined in the agreement).

Mr. Barak’s agreement provides for an annual salary of $210,000. Such total annual cost includes all expenses related to the Managers’ Insurance, advanced study fund, vacation days, sick leave, recreation pay, car deduction and its attributed income, payments made by IXI R&D as required by the Israeli social security system and any mandatory deductions under applicable law. He is also entitled to reimbursement for all necessary and actual business expenses incurred or paid by him in the performance of his duties in accordance with our policies, as the same shall change from time to time.

On June 6, 2007, immediately prior to our merger with IXI, Mr. Barak was granted an option to purchase shares of IXI’s common stock, which such option was immediately converted into 216,000 shares of our common stock in connection with the merger. Additionally, Mr. Barak was granted options to purchase up to 750,000 shares of our common stock, exercisable at $5.00 per share. The options will vest based on the Group attaining the following targets:

•
if the Group’s net income equals or exceeds $15,000,000 for the calendar year ending December 31, 2007, options will vest to purchase up to 150,000 shares of common stock in proportion to the amount by which the Group’s net income exceeds $15,000,000 up to a maximum of $25,000,000 (the “2007 Net Income Additional Options”), and to the extent that less than 150,000 shares of common stock will become vested, the options representing the difference between the options so vested and 150,000 shall expire;

•
if the Group’s net income equals or exceeds $20,000,000 for the calendar year ending December 31, 2008, options will vest to purchase up to 150,000 shares of common stock in proportion to the amount by which the Group’s net income exceeds $20,000,000 up to a maximum of $45,000,000 (the “2008 Net Income Additional Options”), and to the extent that less than 150,000 shares of common stock will become vested, the options representing the difference between the options so vested and 150,000 shall expire;

•
If our common stock trades, for any 20 trading days out of any 30 consecutive trading days at any time during the period commencing on June 6, 2007 and ending on June 5, 2011, at an amount equal to or exceeding:

•	$8.50 per share (“First Share Price Trigger”), options to purchase 150,000 shares of common stock will vest (the “First Share Price Additional Options”);

•	$9.50 per share (“Second Share Price Trigger”), options to purchase 150,000 shares of common stock will vest (the “Second Share Price Additional Options”); and

•	$12.00 per share (“Third Share Price Trigger”), options to purchase 150,000 shares of common stock will vest (the “Third Share Price Additional Options”).

If we engage in a change of control transaction (as defined in the agreement) after June 6, 2007 and prior to June 5, 2011 in which the consideration paid to holders of our common stock exceeds $11.00 per share then the 2007 Net Income Additional Options, the 2008 Net Income Additional Options, the First Share Price Additional Options and the Second Share Price Additional Options will vest, to the extent that such options have not already vested.

In addition, if the consideration paid to holders of our common stock in a change of control transaction equals or exceeds $12.00 per share, then the Third Share Price Additional Options will vest, to the extent that such options have not already vested.

In addition, Mr. Barak is entitled to an “Annual Bonus” and “Target Bonuses.” The Annual Bonus entitles Mr. Barak, commencing with the 2006 calendar year, to a payment equal to 2% of that portion of the annual consolidated net profit of the Group that exceeds the amount of consolidated net income of the Group for the immediately preceding calendar year.

The Target Bonuses entitle Mr. Barak to the following payments:

•	a cash bonus (the “Share Price Bonus”) of $200,000 upon the achievement of the First Share Price Trigger prior to June 5, 2011;

•
if Mr. Barak becomes entitled to the Share Price Bonus, he will be eligible to receive additional cash bonuses of up to $800,000 (“Second Bonus”) in the following circumstances: (i) if we receive funds of not less than $45,000,000 upon the exercise of our warrants outstanding on February 28, 2006, he will be entitled to the full amount of $800,000; (ii) if our board of directors calls for the cashless exercise of the lower of (a) all outstanding warrants or (b) at least 69% of the number of warrants issued in our initial public offering, Mr. Barak shall be entitled to the full amount of $800,000; and (iii) if we receive proceeds from the exercise of the warrants of less than $45,000,000, then Mr. Barak shall be entitled to a bonus in the amount that bears the same proportion to $800,000 as the amount of such proceeds received by us bears to $45,000,000. In no event shall the bonuses payable to Mr. Barak that are described in this paragraph exceed $800,000.

•
Mr. Barak shall also be entitled to cash bonuses of $200,000 each for the achievement of each of the following: (i) the Second Share Price Trigger; and (ii) the Third Share Price Trigger, in each case prior June 5, 2011.

•
if the Group’s net income for calendar year 2007 exceeds $15,000,000, Mr. Barak shall be entitled to a cash bonus equal to $200,000 multiplied by the lesser of (a) one or (b) a fraction of which the numerator is the excess of the Group’s net income for such year over $15,000,000 and the denominator is $10,000,000.

•
if the Group’s net income for calendar year 2008 exceeds $20,000,000, Mr. Barak shall be entitled to a cash bonus equal to $200,000 multiplied by the lesser of (a) one or (b) a fraction of which the numerator is the excess of the Group’s net income for such year over $20,000,000 and the denominator is $25,000,000.

If Mr. Barak’s employment agreement is terminated by us for any reason other than termination for cause or is terminated by him for justifiable reason,

•	he will be entitled to receive his salary and benefits (including Target Bonuses and Annual Bonuses) for the twelve-month period following such termination (the “Severance Period”);

•	all additional options that are not vested will vest upon occurrence of the triggering events even if such triggering events occur after termination;

•
all options held by him to purchase shares of our common stock that were converted from options to purchase shares of IXI will become vested; and the exercise period of such options and all additional options shall be extended to the full term of such options, which shall be deemed to be 10 years if the plan governing any such option does not contain a provision in such regard or earlier upon a “change of control” event (as defined in the stock option plan);

•
if the Severance Period ends prior to the completion of any calendar year or prior to the publication of the financial statements of the Group for a given calendar year, he will be entitled to a proportionate share of all Target Bonuses and Annual Bonuses; and

•
if the First Share Price Trigger is achieved following the effective date of termination but before the fourth anniversary of the closing of the merger, he shall be entitled to receive the Share Price Bonus and the Second Bonus, subject to fulfillment of the pre-conditions described above.

If a Termination for Cause of Mr. Barak’s employment is effected by us or his employment is terminated by him for a reason other than Justifiable Reason, he shall be entitled only to the salary and benefits and the Annual Bonuses, Target Bonuses, Share Price Bonus, Second Bonus and Additional Options (subject to vesting events and conditions precedent) that would have been due to him in the three-month period following giving of the notice of termination. Options that vest prior to the expiration of such three-month period shall be exercisable no later than six months following such date or earlier upon a “change of control” event (as defined in the relevant stock option plan).

Mr. Barak’s employment agreement also contains provisions relating to the protection of the confidentiality of proprietary information, assignment of inventions and restrictions on his ability to compete and solicit employees and customers until six months following termination of his employment. Also, he may replace his employee/employer relationship with a management service agreement at no additional cost to the Group.

Amit Haller

We are party to an agreement with Amit Haller. Pursuant to Mr. Haller’s employment agreement, he serves as our president and chief executive officer and that of IXI. The agreement may be terminated by either party on 90 days’ prior notice to the other party. The agreement may also be terminated by either party for “just cause” (as defined in the agreement).

The agreement provides for an annual salary of $250,000, payable in equal monthly installments. Mr. Haller is eligible to participate in all of our benefit plans. He is also entitled to reimbursement for all normal, usual and necessary expenses incurred or paid by him in the performance of his duties.

On June 6, 2007, immediately prior to our merger with IXI, Mr. Haller was granted an option to purchase shares of IXI’s common stock, which such option was immediately converted into 216,000 shares of our common stock in connection with themerger. Additionally, Mr. Haller was granted options to purchase up to 750,000 shares of our common stock, exercisable at $6.06 per share. The options will vest in the same amounts and on the same terms as the options issued to Mr. Barak as described above.

Mr. Haller will also be entitled to an Annual Bonus and Target Bonuses including the Share Price Bonus and Second Bonus on the same terms and conditions as Mr. Barak, as described above.

Upon the closing of the merger with IXI, Mr. Haller was paid a one-time lump-sum bonus in the gross amount of $220,000.

If Mr. Haller’s employment agreement is terminated by us other than for just cause or is terminated by Mr. Haller for a justifiable reason, he will be entitled to the same severance benefits as are described above with respect to a termination of Mr. Barak’s employment other than a termination for cause or a termination by Mr. Barak for justifiable reason. Similarly, if Mr. Haller’s employment is terminated for just cause or by Mr. Haller other than for just cause, Mr. Haller will be entitled to the same severance benefits as are described above with respect to a termination for cause of Mr. Barak’s employment or a termination by Mr. Barak other than for justifiable reason.

Mr. Haller’s employment agreement also contains provisions relating to the protection of the confidentiality of proprietary information, assignment of inventions and restrictions on his ability to compete with us for six months following termination of his employment and on his ability to solicit employees and customers until one year following termination of his employment.

Lihi Segal

Ms. Segal is employed by us pursuant to an employment agreement with IXI R&D entered in September 2005. The agreement may be terminated by either party on 90 days’ prior notice to the other party. The agreement may also be terminated immediately by IXI R&D for “justifiable cause” (as defined in the agreement).

The agreement provides for an annual salary of $116,000 (based on the $/NIS exchange rate at March 31, 2007), payable in equal monthly installments which includes additional compensation for overtime hours and reimbursement for travel expenses. Ms. Segal is eligible to participate in all of our benefit plans.

Gadi Meroz

Mr. Meroz is employed by us pursuant to an employment agreement with IXI R&D entered in July 2001. The agreement may be terminated by either party on 90 days’ prior notice to the other party. The agreement may also be terminated immediately by IXI R&D for “justifiable cause” (as defined in the agreement).

Mr. Meroz’s annual salary is currently $110,000 (based on the $/NIS exchange rate at March 31, 2007), payable in equal monthly installments which includes additional compensation for overtime hours and reimbursement for travel expenses. Mr. Meroz is eligible to participate in all of our benefit plans.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Founder Shares

Prior to our initial public offering, we issued an aggregate of 750,000 shares of common stock to the individuals as set forth below at a purchase price of approximately $0.033 per share. Subsequent to the issuance, our board of directors authorized a stock dividend of one share of common stock for each outstanding share of common stock, effectively lowering the purchase price to $0.0167 per share. The following share numbers have been adjusted to reflect this stock dividend:

Name	Number of Shares	Relationship to Us
Israel Frieder	450,000	Co-Chairman of the Board
Glen Shear	450,000	Former Chief Financial Officer, Secretary and Director
Dael Schnider	450,000	Former Executive Vice President and Director
Victor Halpert	150,000	Former Director

These shares are being held in escrow with Continental Stock Transfer & Trust Company, as escrow agent, until July 2008 pursuant to an escrow agreement. These shares will not be transferable except to their spouses, children or trusts established for their benefit and will be released prior to July 2008 only if we liquidate or upon a subsequent transaction resulting in our stockholders having the right to exchange their shares for cash or other securities.

The holders of these shares are entitled to make up to two demands that we register these shares pursuant to a registration rights agreement dated July 19, 2005. The holders of the majority of these shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are released from escrow. In addition, these stockholders have certain “piggy-back” registration rights on registration statements filed subsequent to the date on which these shares of common stock are released from escrow. We will bear the expenses incurred in connection with the filing of any such registration statements.

Guarantees furnished by IXI stockholders

Three of former stockholders of IXI, Landa, the Gemini Funds and Concord Ventures executed an unconditional guarantee in favor of Bank Leumi Le’Israel Ltd. in order to secure IXI’s credit line in the amount of $750,000. In February 2006, in consideration for making the guarantee, IXI issued the guarantors warrants to purchase an aggregate of 1,076,096 shares of IXI common stock in an amount respective to each guarantor’s share in the guarantee at an exercise price per share of $0.01. IXI repaid its debt to Bank Leumi Le’Israel Ltd. in January 2006 and these warrants were exercised prior to our merger with IXI.

In January 2006, Landa and the Gemini Funds (“Guarantors”) also guaranteed another credit line from Bank Leumi Le’Israel Ltd. in the amount of $2,000,000. In March 2006, the amount of this credit line and the related guarantees were increased to $4,000,000. In April 2006, the amount of this credit line and the related guarantees were increased to $8,000,000 (the “Guaranty”). The Guarantors have undertaken in a Letter Agreement dated June 19, 2006 (the “Letter Agreement”) to extend their Guaranty and to maintain the existing bank credit line and loan at $8 million until the Repayment Date or Maturity Date (as the case may be) under the Bridge Loan Agreement (for further discussion, see the section “IXI Related Party Transactions - Bridge Loans” below). Pursuant to the Letter Agreement, each of the Guarantors is entitled to assume all or any part of any amounts owed by IXI R&D to the Bank under the line of credit or under the loan and in any such event any such assuming Guarantor shall be entitled to the same rights and benefits conferred to the bridge lender by the Bridge Loan Agreement. In consideration of the extension of the Guaranty, the Guarantors are entitled to a fee equal to the difference between the interest paid to Bank Leumi Le’Israel Ltd. and the amount of interest that IXI would have paid to Bank Leumi Le’Israel Ltd. if IXI’s credit facility bore interest at a rate equal to the rate set forth in the Bridge Loan Agreement. The Guarantors are also entitled to additional compensation as set forth in the section “IXI Related Party Transactions - Bridge Loans” below.

In connection with IXI’s contractual relationship with Swisscom, Landa and the Gemini Funds issued a conditional guarantee of IXI’s obligations to Swisscom in November 2005 of up to a maximum amount of $4,000,000. In consideration for the grant of the guarantee, on February 20, 2006, IXI issued 11,478,379 shares of Series D-1 Preferred Stock to Landa and the Gemini Funds. The guarantee expired upon the consummation of the $20 million bridge loan. In February 2006, and prior to the issuance of any Series D-1 Preferred Stock, Concord Ventures elected to participate in this guarantee and was allocated a portion of the consideration.

Stockholder loans

IXI previously had two outstanding loans with affiliates of Western Technology Investments, one of IXI’s stockholders. Western Technology made one loan to IXI on January 30, 2004 and made the second loan on November 1, 2004. The aggregate principal amount of the loans was $7,500,000. As of December 31, 2006, each of such loans had been repaid in full using funds received under the Bridge Loan. In conjunction with the issue of the loans, IXI granted warrants to Western Technology to purchase an aggregate of 63,889 shares of IXI Series C convertible preferred stock at an exercise price per share of $7.20, and 69,699 shares of IXI Series D convertible preferred stock at an exercise price per share of $5.10. According to their terms, these Warrants survived the merger; however IXI and Western Technology Investments agreed (by e-mail correspondence) that with the consummation of the merger, these warrants were terminated and exchanged with one warrant to purchase 66,794 common stock of IXI at an exercise price per share of $0.01, and were exercised into common stock just prior to the merger.

Concord Ventures, Chi Mei, Gemini Funds, Landa, Tlcom and Western Technology extended bridge financing to IXI in July 2005 in the amount of $6.1 million in the form of a convertible loan. By the terms of the loan agreement, in January 2006 the debt was converted to 18,113,008 shares of Series D-1 Preferred Stock. The preferred stock was subsequently converted into 18,113,008 shares of our common stock.

Bridge Loans

In order to satisfy IXI’s working capital requirements prior to our merger, on June 20, 2006, IXI entered into the bridge loan agreement with Southpoint. Pursuant to the terms of the bridge loan agreement, Southpoint loaned to IXI R&D $20 million, with IXI acting as guarantor thereto. The bridge loan bears interest of 10% per annum.

The bridge loan will be repaid upon the earlier of: (1) June 6, 2008 (the “Repayment Date”); (2) the acceleration of the bridge loan in accordance with the bridge loan agreement and (3) June 6, 2009, unless prepaid by IXI R&D (the events in (2) and (3) above being referred to as the “Maturity Date”). The first interest payment was made by IXI R&D on June 30, 2007 and will be paid thereafter on a quarterly basis. IXI has unconditionally guaranteed all of the obligations of IXI R&D under the financing documents, and all obligations of IXI and IXI R&D are secured by a perfected first priority security interest on IXI’s and IXI R&D’s assets (subject to limited exceptions).

As a result of the foregoing, Southpoint was issued 1,000,000 shares of common stock and the Guarantors were issued 400,000 shares of our common stock. We also issued an additional 30,000 shares of common stock to certain private placement agents who participated in identifying potential bridge lenders, together with cash compensation in the amount of $1.7 million. In addition, each of Southpoint and the Guarantors will be entitled to convert all or part of its respective debt facility (including accrued interest thereon) into shares of our common stock until June 6, 2008, at a price of $5.50 per share. Furthermore, if each of the above convert 50% or more of its respective debt facility (excluding accrued interest thereon), it will be entitled to receive warrants to purchase shares of our common stock at an exercise price of $5.00, expiring in 2009. The maximum total number of shares under the warrants will be 1,000,000, allocated between Southpoint and the Guarantors according to the proportionate amount of their debt facility. We assumed the foregoing obligations of IXI and of IXI R&D in conjunction with and as part of the merger. Southpoint agreed to be subject to lock-up arrangements which have been agreed to by the principal stockholders of IXI (excluding warrants to purchase shares of our common stock that may be issued to the private placement agents in connection with the conversion of Southpoint’s debt facility) and will be entitled to registration rights on the same terms as those stockholders.

Due to the prolonged merger process and in order to satisfy IXI’s working capital requirements prior to its consummation, IXI and IXI R&D entered into the March 2007 Loans with certain IXI shareholders and lenders of the Convertible Bridge Loan under which IXI received gross of $6 million in two tranches of $3 million each. The March 2007 Loans bear interest at the rate of 10% per annum. One-half of the March 2007 Loans is to be repaid on June 6, 2008 and the balance of the March 2007 Loans shall be due and payable on June 6, 2009, in each case together with any interest accrued and unpaid thereon.

Debts of Employees to IXI

Prior to our merger with IXI, Mr. Haller had executed a note to IXI in the sum of $110,392. The note was dated July 15, 2003 and bore interest at the rate of 2.75% per annum. Mr. Haller repaid this note in June 2007.

Future Transactions

All ongoing and future transactions between us and any of our officers and directors or their respective affiliates will be on terms believed by us to be no less favorable than are available from unaffiliated third parties and will require prior approval in each instance by a majority of the members of our board who do not have an interest in the transaction.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, officers and persons owning more than 10% of our common stock to file reports of ownership and changes of ownership with the Securities ad Exchange Commission. Based on our review of the copies of such reports furnished to us, or representations from certain reporting persons that no other reports were required, we believe that all applicable filing requirements were complied with during the fiscal year ended December 31, 2006.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock by:

•	each person known to be the beneficial owner of more than 5% of our outstanding shares of common stock;

•	each of our current executive officers and directors;

•	each director;

•	all of our current executive officers and directors as a group; and

•	all of our executive officers and directors as a group.

This table assumes does not include shares of our common stock that are issuable to Southpoint, Landa and the Gemini Funds upon conversion of their debt. It also does not include any additional shares that may be issued upon our attaining certain targets.

Beneficial Ownership

	Beneficial Ownership of Our Common Stock
Name and Address of Beneficial Owner	Number of Shares		Percent of Class
Israel Frieder(1)	735,000	(2)	4.6%
Glen Shear(1)	840,000	(3)	5.3%
Dael Schnider(1)	840,000	(3)	5.3%
Southpoint Master Fund LP(4)	1,032,900	(5)	6.5%
Gideon Barak(6)	335,306	(7)	2.25
Amit Haller (8)	362,135	(9)	2.3%
Yossi Sela(10)	0		*
Shlomo Shalev(11)	0		*
Matthew Hills(12)	5,000		*
Lihi Segal(6)	24,536	(13)	*
Gadi Meroz(6)	22,899	(14)	*
Gemini Funds(10)	2,793,450		17.5%
Landa(15)	1,642,824		10.3%
Concord Ventures(16)	914,321		5.7%
Shmuel M. Gitlin(17)	0		*
All directors and executive officers as a group (nine individuals)	1,504,876	(18)	9.44%

*	Less than 1%

(1)	The business address of this person is 275 Shoreline Drive, Suite 505, Redwood City, California 94065.

(2)	Includes 285,000 shares of common stock issuable upon exercise of warrants.

(3)	Includes 390,000 shares of common stock issuable upon exercise of warrants.

(4)
The business address of Southpoint Master Fund LP is c/o Southpoint Capital Advisors LP, 623 Fifth Avenue, Suite 2503, New York, NY 10022. Robert W. Butts and John S. Clark, II are the managers of Southpoint GP, LLC, the general partner of this entity.

(5)
Does not include (i) up to 3,636,364 shares of our common stock that may be issued to Southpoint upon conversion of its debt and (ii) up to 1,000,000 shares of common stock issuable upon exercise of warrants that may be issued to Southpoint if it converts 50% or more of its debt.

(6)	The business address of this person is IXI Mobile (R&D) Ltd., P.O. Box 2543, 17 Hatidhar St., Ra’anana, 43665, Israel.

(7)
Includes 88,678 shares of common stock issuable upon exercise of currently exercisable options. Does not include 101,681 shares of common stock issuable upon exercise of options not currently exercisable and that will not become exercisable within 60 days. Does not include 750,000 options to be vested upon achieving certain business related milestones.

(8)	The business address of this person is IXI Mobile, Inc., 275 Shoreline Drive, Suite 505, Redwood City, California 94065.

(9)
Includes 304,393 shares of common stock issuable upon exercise of currently exercisable options. Does not include 101,354 shares of common stock issuable upon exercise of options not currently exercisable and that will not become exercisable within 60 days.

(10)
The business address of this entity is Gemini Israel Funds, 9 Hamenofim Street Herzliya Pituach 46725 Israel. David Cohen and Yosi Sela are the chief financial officer and managing partner, respectively, of Gemini Israel Funds and accordingly control such funds.

(11)	The business address of this person is 8 Mohaliver Street, Rehovot, Israel.

(12)	The business address of this person is 25 Hobart Road, Newton Centre, Massachusetts 02459.

(13)
Includes 23,490 shares of common stock issuable upon exercise of currently exercisable options. Does not include 30,433 shares of common stock issuable upon exercise of options not currently exercisable and that will not become exercisable within 60 days.

(14)
Includes 22,899 shares of common stock issuable upon exercise of currently exercisable options. Does not include 12,792 shares of common stock issuable upon exercise of options not currently exercisable and that will not become exercisable within 60 days.

(15)	The business address of Landa is 7 Menachem Begin Street, Ramat Gan, Israel 52521. Landa is controlled by Benjamin Landa.

(16)
The business address of Concord Ventures is 85 Medinat Hayehudim Street, Herzliya, Israel 46140. Matty Karp, Yair Safrai, Yaron Rosenbaum, Avi Domoshevizki, Ofer Shainberg and Galit Makmal are the control persons of this entity.

(17)	The business address of Mr. Gitlin is 9 Harav Nissim Ra'anana, Israel.

(18)
Includes 724,461 shares of common stock issuable upon exercise of currently exercisable warrants and options. Does not include 246,259shares of common stock issuable upon exercise of options not currently exercisable and will not become exercisable within 60 days.

SELLING SECURITYHOLDERS

The selling securityholders may from time to time offer and sell any or all of the shares of our common stock set forth below pursuant to this prospectus. When we refer to “selling securityholders” in this prospectus, we mean the companies listed in the table below, and the pledges, donees, permitted transferees, assignees, successors and others who later come to hold any of the selling securityholders’ interests in shares of our common stock other than through a public sale.

The following table sets forth, as of the date of this prospectus, the name of the selling securityholders for whom we are registering shares for resale to the public, and the number of shares of common stock that the selling securityholders may offer pursuant to this prospectus.

Based on the information provided to us by the selling securityholders and as of the date the same was provided to us, assuming that the selling securityholders sell all of the shares of our common stock beneficially owned by it that have been registered by us and do not acquire any additional shares during the offering, the selling securityholders will not own any shares other than those appearing in the column entitled “Number of Shares of Common Stock Owned After the Offering.” We cannot advise you as to whether the selling securityholders will in fact sell any or all of such shares of common stock. In addition, the selling securityholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares of our common stock in transactions exempt from the registration requirements of the Securities Act after the date on which it provided the information set forth on the table below.

Name of Selling securityholder	Number of Shares of Common Stock Beneficially Owned Prior to the Offering	Total Number of Warrants Owned Being Registered	Total Number of Shares of Common Stock Owned Being Registered	Number of Shares of Common Stock Beneficially Owned After the Offering(1)	Percentage of Common Stock Beneficially Owned After the Offering(1)
Sirah Investments LLC	50,635	0	50,635	0	0%
Advanced Communication Solutions Ltd.	50,627	0	50,627	0	0%
Gal Investments LLC	1,046	0	1,046	0	0%
Galshan Investments LLC	1,046	0	1,046	0	0%
Yam Investments LLC	1,046	0	1,046	0	0%
Futurenet LLC	11,599	0	11,599	0	0%
Ron Shpilman	77	0	77	0	0%
Shmuel Buchinski	618	0	618	0	0%
Amit Haller	7,107	0	7,107	0	0%
Merits Ltd.	26	0	26	0	0%
Gil Peretz	206	0	206	0	0%
Yuli Yardeni - Trustee For Emp. Under 102	6,532	0	6,532	0	0%
Eli David	386	0	386	0	0%
Hanse Resigd	103	0	103	0	0%
Orit Hayon	268	0	268	0	0%
Draper Fisher Jurvetson ePlanet Ventures L.P.	383,585	0	383,585	0	0%
Draper Fisher Jurvetson ePlanet Ventures GmbH & Co. KG	6,771	0	6,771	0	0%
Draper Fisher Jurvetson ePlanet Partners Fund, LLC	7,966	0	7,966	0	0%
TI Ventures III, L. P.	85,545	0	85,545	0	0%

Name of Selling securityholder	Number of Shares of Common Stock Beneficially Owned Prior to the Offering	Total Number of Warrants Owned Being Registered		Total Number of Shares of Common Stock Owned Being Registered	Number of Shares of Common Stock Beneficially Owned After the Offering(1)	Percentage of Common Stock Beneficially Owned After the Offering(1)
Intel Atlantic Inc	51,342	0		51,342	0	0%
Saints Capital Beveded L.P.	21,459	0		21,459	0	0%
Gemini Israel III LP	1,995,525	128,585	(2)	2,124,110	0	0%
Gemini Partners Investors LP	23,858	1,537	(2)	25,395	0	0%
Gemini Israel III Parallel Fund LP	363,802	23,442	(2)	387,244	0	0%
Gemini Israel III Overflow Fund LP	410,265	26,436	(2)	436,701	0	0%
Amram Raziel	16,166	0		16,166	0	0%
Benny Landa	384	0		384	0	0%
Michael Brunstein	314	0		314	0	0%
Meir Burstin	225	0		225	0	0%
Joav Avtalion	225	0		225	0	0%
CHI-MEI Communications Systems Inc.	27,416	0		27,416	0	0%
Venture Lending & Leasing III, LLC	45,543	0		45,543	0	0%
Tlcom I L.P.	424,558	0		424,558	0	0%
Tlcom I B L.P.	121,241	0		121,241	0	0%
Tlcom I C L.P.	35,117	0		35,117	0	0%
Tlcom I D L.P.	28,318	0		28,318	0	0%
Landa Ventures	1,494,440	0		1,494,440	0	0%
Concord Ventures II (Cayman) L.P	704,119	0		704,119	0	0%
Concord Ventures II (Israel) L.P	176,921	0		176,921	0	0%
Concord Ventures Advisors II (Cayman) L.P	21,943	0		21,943	0	0%
Concord Ventures Advisors II (Israel) L.P	11,338	0		11,338	0	0%
Gideon Barak	216,000	0		216,000	0	0%
Landa Ventures Ltd.	148,000	105,714	(2)	253,714	0	0%
Southpoint Master Fund LP	1,000,000	714,286	(2)	1,714,286	0	0%
EarlyBirdCapital, Inc.	18,000	50,000		68,000	0	0%
Maxim Group, LLC	18,000	50,000		68,000	0	0%
Clal Finance Underwriting Ltd.	30,000	0		30,000	0	0%
Mietav Underwriting Ltd.	100,000	0		100,000	0	0%
Israel Frieder	735,000	0		450,000	285,000	1.8%
Glen Shear	840,000	0		450,000	390,000	2.4%
Dael Schnider	840,000	0		450,000	390,000	2.4%
Victor Halpert	172,200	0		150,000	22,200	*

* Less than 1%.
(1) Assumes security holders will resell all the securities registered hereunder.
(2) Assumes the full amount of debt held by these entities is converted into common stock as described below.

We were originally formed as a blank check company organized as a corporation to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an unidentified operating business that has manufacturing operations or research and development facilities located in Israel. In connection with our organization, we issued 1,500,000 shares to our officers and directors.

On June 6, 2007, pursuant to an Agreement and Plan of Merger, dated February 28, 2006, as amended, we consummated our merger with IXI. Pursuant to the merger, the former stockholders of IXI were issued an aggregate of 6,553,732 shares of our common stock. The former holders of IXI equity interests will also receive, or have the right to acquire, a pro rata portion of up to an additional 9,000,000 shares of our common stock, contingent upon our meeting certain specified targets.

In order to satisfy IXI’s working capital requirements prior to the consummation of the merger, IXI entered into a bridge loan agreement with Southpoint and IXI Mobile (R&D) Ltd., IXI’s wholly owned subsidiary, under which IXI received gross proceeds of $20.0 million. Also, Landa and the Gemini Funds guaranteed, and may assume, $8,000,000 of IXI’s indebtedness outstanding pursuant to IXI’s existing bank credit facility with Bank Leumi Le’Israel Ltd. In consideration of these entities providing such bridge financing, we issued to them an aggregate of 1,400,000 shares of common stock. The debt is convertible at the option of the holder into shares of our common stock at a price of $5.50 per share at any time until June 6, 2008. If such parties converted the entire amount of their debt, they would receive an aggregate of 5,818,181 shares of common stock. Additionally, if they convert at least 50% of their debt, we have agreed to issue to them warrants to purchase an aggregate of 1,000,000 shares of common stock at an exercise price of $5.00 per share.

We also issued an aggregate of 166,000 shares of our common stock and warrants to purchase an aggregate of 100,000 shares of our common stock (which warrants are identical to our public warrants) to various third parties in accordance with prior contractual commitments for their providing financial and advisory services to us and IXI.

Pursuant to the various contractual obligations, we agreed to file a registration statement with the Securities and Exchange Commission covering the resale of the foregoing shares of our common stock.

PLAN OF DISTRIBUTION

The selling securityholders of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of its shares of common stock on the OTCBB or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling securityholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchases;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling securityholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the selling securityholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling securityholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling securityholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling securityholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling securityholders have informed us that they do not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups that, in the aggregate, would exceed eight percent (8%).

We are required to pay certain fees and expenses incurred by us incidental to the registration of the shares. We have agreed to indemnify the selling securityholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because the selling securityholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling securityholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling securityholders without registration and without regard to any volume limitations by reason of Rule 144(k) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling securityholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling securityholders or any other person. We will make copies of this prospectus available to the selling securityholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

DESCRIPTION OF OUR COMMON STOCK AND OTHER SECURITIES

General

Our amended and restated certificate of incorporation authorizes the issuance of 60,000,000 shares of common stock, par value $.0001, and 1,000,000 shares of preferred stock, par value $.0001. As of the July 20, 2007, 15,937,732 shares of common stock were outstanding and no shares of preferred stock were outstanding.

Common Stock

The holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. Our stockholders, officers and directors may vote their shares in any manner they determine, in their sole discretion, with respect to any items that come before a vote of our stockholders.

Our board of directors consists of seven directors, all of whom are elected at each annual meeting of stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

Preferred Stock

Our amended and restated certificate of incorporation authorizes the issuance of 1,000,000 shares of a blank check preferred stock with such designations, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. We may issue some or all of the preferred stock to effect a business combination. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of our company. There are no shares of preferred stock outstanding, and we do not currently intend to issue any preferred stock.

Warrants

We currently have outstanding 12,736,000 redeemable common stock purchase warrants. Each warrant entitles the registered holder to purchase one share of our common stock at a price of $5.00 per share, subject to adjustment as discussed below, at any time commencing on June 6, 2007. The warrants expire on July 11, 2009 at 5:00 p.m., New York City time. We may call the warrants for redemption,

•	in whole and not in part;

•	at a price of $.01 per warrant at any time after the warrants become exercisable;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•
if, and only if, the reported last sale price of the common stock equals or exceeds $8.50 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of common stock at a price below the exercise price.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No warrants will be exercisable unless at the time of exercise a prospectus relating to common stock issuable upon exercise of the warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, we have agreed to meet these conditions and use its best efforts to maintain a current prospectus relating to common stock issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so, and if we do not maintain a current prospectus related to the common stock issuable upon exercise of the warrants, holders will be unable to exercise their warrants, such warrants may go unredeemed and we will not be required to settle any such warrant exercise. If the prospectus relating to the common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, we will not be required to net cash settle or cash settle the warrant exercise, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless.

LEGAL MATTERS

Graubard Miller has passed upon the validity of the common stock offered hereby on behalf of the Company.

EXPERTS

The consolidated financial statements of IXI Mobile Inc. at December 31, 2006, 2005 and 2004 and for each of the three years in the period ended December 31, 2006, included in the registration statement of the Company, have been audited by Kost, Forer, Gabbay and Kasierer, independent registered public accounting firm in Israel, a member of Ernst & Young Global, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

IXI AND ITS SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Until __________, 2007, all dealers that buy, sell or trade our securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

IXI MOBILE, INC.

24,810,641 Shares of Common Stock
and
1,100,000 Warrants

PROSPECTUS

________ __ , 2007

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

Expenses payable in connection with the registration and distribution of the securities being registered hereunder, all of which will be borne by the Registrant, are as follows. All amounts are estimates, except the SEC registration fee.

Securities and Exchange Commission registration fee	$3,990.04
Printer expenses	$5,000.00
Legal fees and expenses	$5,000.00
Accounting fees and expenses	$35,000.00
Total	$48,990.04

Item 15. Indemnification of Directors and Officers

The Registrant’s Amended and Restated Certificate of Incorporation provides that all directors, officers, employees and agents of the Registrant shall be entitled to be indemnified by the Company to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

Section 145 of the Delaware General Corporation Law concerning indemnification of officers, directors, employees and agents is set forth below.

“Section 145. Indemnification of officers, directors, employees and agents; insurance.

(a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e) Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h) For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i) For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).”

Item 16. Exhibits

The following exhibits are filed herewith or incorporated by reference herein:

Exhibit Description

2.1
Agreement and Plan of Merger, dated as of February 28, 2006, as amended, by and among Israel Technology Acquisition Corp., IXI Mobile, Inc. and ITAC Acquisition Subsidiary Corp. (Included as Annex A of the Definitive Proxy Statement (No. 000-51259), filed May 11, 2007 and incorporated by reference herein)

5.1	Opinion of Graubard Miller*

10.1
Loan Agreement, dated as of June 19, 2006, by and among IXI Mobile (R&D) Ltd., IXI Mobile, Inc. and the lenders named therein (incorporated by reference from Exhibit 10.1 to ITAC’s Current Report on Form 8-K dated June 20, 2006 and filed with the SEC on June 26, 2006)

10.2
Certification, executed June 20, 2006 and effective June 19, 2006, by Israel Technology Acquisition Corp. to Southpoint Master Fund LP (incorporated by reference from Exhibit 10.2 to ITAC’s Current Report on Form 8-K dated June 20, 2006 and filed with the SEC on June 26, 2006)

10.3
Certification, executed June 20, 2006 and effective June 19, 2006 by Israel Technology Acquisition Corp. to Gemini Israel Funds, Landa Ventures Ltd. and the investors named therein (incorporated by reference from Exhibit 10.3 to ITAC’s Current Report on Form 8-K dated June 20, 2006 and filed with the SEC on June 26, 2006)

10.4
Letter Agreement, executed June 20, 2006 and effective June 19, 2006 by and among IXI Mobile, Inc, IXI Mobile (R&D) Ltd. Gemini Israel Funds and Landa Ventures (incorporated by reference from Exhibit 10.4 to ITAC’s Current Report on Form 8-K dated June 20, 2006 and filed with the SEC on June 26, 2006)

10.5
First Amendment to the Loan Agreement, dated as of June 26, 2006, by and among IXI Mobile (R&D) Ltd., IXI Mobile, Inc. and Southpoint Master Fund LP (incorporated by reference from Exhibit 10.5 to ITAC’s Current Report on Form 8-K dated June 20, 2006 and filed with the SEC on June 26, 2006)

10.10
Management Services Agreement, dated April 11, 2006, between ITAC and A.A. Pearl Investments Ltd. (incorporated by reference from Exhibit 10.19 to ITAC’s Registration Statement on Form S-4 (File No. 333-136092) filed July 28, 2006)

10.14
Form of Registration Rights Agreement by and among ITAC and the stockholders listed on the signature page therein (incorporated by reference from Annex J to ITAC’s Definitive Proxy Statement filed on May 11, 2007)

10.18
First Amendment to Letter Agreement, executed December 21, 2006, by and among IXI Mobile, Inc, IXI Mobile (R&D) Ltd. Gemini Israel Funds and Landa Ventures (incorporated by reference from Exhibit 10.1 to ITAC’s Current Report on Form 8-K dated December 21, 2006 and filed with the SEC on December 26, 2006)

10.19
Certification dated December 21, 2006, by Israel Technology Acquisition Corp. to Gemini Israel Funds and Landa Ventures (incorporated by reference from Exhibit 10.2 to ITAC’s Current Report on Form 8-K dated December 21, 2006 and filed with the SEC on December 26, 2006)

10.20
Second Amendment to Loan Agreement dated December 5, 2006, by and among IXI Mobile (R&D) Ltd., IXI Mobile, Inc. and the lenders named therein (incorporated by reference from Exhibit 10.1 to ITAC’s Current Report on Form 8-K dated December 5, 2006 and filed with the SEC on December 11, 2006)

10.21
Certification dated December 7, 2006, by Israel Technology Acquisition Corp. to Southpoint Master Fund LP (incorporated by reference from Exhibit 10.2 to ITAC’s Current Report on Form 8-K dated December 5, 2006 and filed with the SEC on December 11, 2006)

23.1	Consent of Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global.

23.2	Consent of Graubard Miller (included in Exhibit 5.1).*

* To be filed by amendment.

Item 17. Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2)  That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relaying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to the date of first use.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, that registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redwood City, State of California, on July 20, 2007.

IXI MOBILE, INC.

By:	/s/ Amit Haller
Amit Haller President and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gideon Barak, Israel Frieder, Amit Haller or either of them, his or her true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any related Registration Statement filed pursuant to Rule 462(b) under the Security Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granted unto said attorney-in-fact and agents, full power and authority to do and to perform each and every act and thing required and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents, or any of them or their substitutes or substitutes, could lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on July 20, 2007.
/s/ Amit Haller Amit Haller	President, Chief Executive Officer and Director
/s/ Lihi Segal Lihi Segal	Vice President and Chief Financial Officer
/s/ Israel Frieder Israel Frieder	Co-Chairman of the Board
/s/ Gideon Barak Gideon Barak	Co-Chairman of the Board
/s/ Yossi Sela Yossi Sela	Director
/s/ Shlomo Shalev Shlomo Shalev	Director
/s/ Shmuel M. Gitlin Shmuel M. Gitlin	Director
/s/ Matthew Hills Matthew Hills	Director